Prospectus

MARKET DIMENSIONS VARIABLE UNIVERSAL LIFE
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by

Southland Life Insurance Company
and
Southland Separate Account L1

Consider carefully the policy charges and deductions beginning on page 49 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if you would like information about these other products.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Your existing policy(ies) may be subject to fees or penalties upon surrender or cancellation.

Your Policy
- is a flexible premium variable universal life insurance policy
- is issued by Southland Life Insurance Company
- is guaranteed not to lapse during the first three policy years if you meet certain requirements
- is returnable by you during the free look period if you are not satisfied.

Your Premium Payments
- are flexible, so the premium amount and frequency may vary
- are allocated to variable investment options and the guaranteed interest division, based on your instructions
- are subject to specified deductions.

Your Account Value
- is the sum of your holdings in the variable investment options, the guaranteed interest division and the loan division
- has no guaranteed minimum value under the variable investment options. The value varies with the value of the underlying investment portfolio
- has a minimum guaranteed rate of return for amounts in the guaranteed interest division
- is subject to specified expenses and charges, including possible surrender charges.

Death Proceeds
- are paid if the policy is in force when the insured person dies
- are equal to the death benefit *minus* any outstanding policy loans, accrued loan interest and unpaid charges incurred before the insured person dies
- are calculated under your choice of options:
  * Option A - a fixed minimum death benefit;
  * Option B - a stated death benefit *plus* your account value; and
- are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved these securities or determined that this Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The life insurance policy described in this prospectus is NOT a bank deposit or obligation, federally insured or backed by any bank or government agency.

Date of Prospectus May 1, 2002

ISSUED BY:	Southland Life Insurance Company P.O. Box 173789 Denver, CO 80217-3789	**UNDERWRITTEN BY:**	ING America Equities, Inc. 1290 Broadway Denver, CO 80203-5699 (303) 860-2000

THROUGH ITS: Southland Separate Account L1

ADMINISTERED BY: Southland Customer Service Center
P.O. Box 173789
Denver, CO 80217-3789
(877) 253-5050

"ING Southland Life," "we," "us," "our" and the "company" refer to Southland Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

TABLE OF CONTENTS

POLICY SUMMARY

This summary highlights some important points about your policy. The policy is more fully described in the other sections of this prospectus which should be read carefully before you purchase a policy.

Your Policy

Your policy provides life insurance protection on the insured person. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit at the death of the insured person. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the insured person's 100th birthday if the insured person is still alive you may surrender your policy or it will continue under the continuation of coverage option. ***See Policy Maturity, page 34, and Continuation of Coverage, page 34.***

Factors to Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the investment options your policy provides, its other features and benefits, its risks and the fees and expenses you will incur. Consider the following matters, among others:

- Life Insurance Coverage - Life insurance is not a short-term investment and should be purchased only if you need life insurance coverage. You should evaluate your need for life insurance coverage before purchasing a policy.
- Investment Risk - The value of the available variable investment options may fluctuate with the markets and interest rates. You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
- Fees and Expenses - A policy's fees and expenses reflect costs associated with its features and benefits. Before purchasing a policy, compare the value that these various features and benefits have to you, given

your particular circumstances, with the fees and expenses for those features and benefits.
- Exchanges - Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you. Before purchasing a policy, determine whether your existing policy(ies) will be subject to fees or penalties upon surrender or cancellation. Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) with those of this policy.
- Sales Compensation - We pay compensation to firms for sales of the policy. ***See Distribution of the Policies, page 46.***

Free Look Period

Within limits as specified by law, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason. Generally, the refund will equal all premium payments we have received or the account value, depending on state law. The policy is then void. ***See Free Look Period, page 43.***

Premium Payments

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:

- for us to issue your policy;
- sufficient to keep your policy in force; and
- as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. ***See Premium Payments Affect Your Coverage, page 26.***

Allocation of Net Premium

The policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. ***See Allocation of Net Premium, page 25.***

Charges and Deductions

All charges presented here are guaranteed unless stated otherwise.

Charges and Deductions

Other Than Investment Portfolio Annual Expenses
(*See Charges and Deductions, page 49*)

Premium Deductions – Maximum amount deducted when each premium is received.

Charge	Amount Deducted
Tax Charges	• 2.5% for state and local taxes; • 1.5% for estimated federal income tax treatment of deferred acquisition costs.
Sales Charge	• Maximum, 4% of all premium received. • Currently, 4% of premium up to target premium in policy/segment years 1-10 and 0% thereafter.

Monthly Charges – Maximum amount deducted each month from account value.

Charge	Amount Deducted
Mortality and Expense Risk Charge	Percentage of account value invested in the variable investment options: • 0.075% in policy years 1-5 (0.90% on an annual basis); • 0.05% in policy years 6-10 (0.60% on an annual basis); • 0.0125% in policy years 11+ (0.15% on an annual basis).
Administrative Charge	• Maximum, $10 per month. Currently, $7 per month.
Cost of Insurance Charge	Varies based on current cost of insurance rates for each segment and the net amount at risk. Current cost of insurance rates depend on age, gender, policy duration, amount of target death benefit and premium class. Different cost of insurance rates will apply to each segment.
Rider Charges	Varies depending on the rider benefits you choose. *See Riders, page 31.*
Guaranteed Minimum Death Benefit Charge (if selected)	• Maximum, $0.01 per $1,000 of the stated death benefit during the guarantee period. Currently, $0.005 per $1,000 of the stated death benefit during the guarantee period.

Transaction Fees – Maximum amount deducted on the transaction date.

Charge	Amount Deducted
Partial Withdrawal Fee	• Two percent of the amount withdrawn, up to $25.
Excess Illustration Fee	• $25 per illustration after the first each policy year. • We currently do not deduct this fee, but we reserve the right to deduct it in the future.
Surrender Charge	• Maximum, $35 per $1,000 of stated death benefit during the first fourteen policy/segment years. Surrender charge will be assessed upon a decrease in death benefit or full or partial surrender from account value. The surrender charge will vary by issue age and is level in years 0 - 9 and then decreases to zero in year fifteen.

Guaranteed Interest Division

The guaranteed interest division guarantees principal and is part of our general account. Amounts you direct into the guaranteed interest division are credited with interest at a fixed rate. ***See Guaranteed Interest Division, page 21.***

Variable Investment Options

The variable investment options under your policy are divisions of Southland Separate Account L1 (the separate account), a separate account of the company. Each variable investment option invests in a corresponding mutual fund (investment portfolio). If you invest in the variable investment options, you may make or lose money depending on market conditions. You do not invest directly in or hold shares of the investment portfolios.

Investment Portfolio Fees and Expenses

The variable investment options purchase shares of the investment portfolios at net asset value. This price reflects investment management fees, 12b-1 distribution fees and other direct expenses which are set by the investment portfolio and deducted from the investment portfolio's assets as described in the following table. The fees and expenses are shown in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio adviser.

These fees and expenses are not direct charges against a variable investment option's assets or reductions from policy values; rather, these expenses are included in computing each underlying investment portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the investment portfolios' fees and expenses, see each investment portfolio's prospectus.

We receive 12b-1 distribution fees from some investment portfolios. Additionally, each of the investment portfolios or their affiliates pays us compensation for recordkeeping, administration or other services. The amount of compensation is usually based on the aggregate assets of the investment portfolio from policies that we issue or administer. Some investment portfolios or their affiliates pay us more than others and some of the amounts we receive may be significant.

Risks Associated with Investing in the Investment Portfolios

Each investment portfolio has its own investment objective and risks. Information about the risks associated with investing in the investment portfolios is located in their separate prospectuses. Read the investment portfolio prospectuses in conjunction with this prospectus, and retain the prospectuses for future reference. ***See also Investment Portfolio Objectives, page 14.***

An investment portfolio available through the policy may not be the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of an investment portfolio is likely to differ from a similarly named retail mutual fund.

The information in the following table was provided to us by the investment portfolios and we have not independently verified this information.

Investment Portfolio Annual Expenses (As a Percentage of Portfolio Average Net Assets)

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
The Alger American Fund						
Alger American Growth Portfolio	0.75%	0.00%	0.06%	0.81%	N/A	0.81%
Alger American Leveraged AllCap Portfolio	0.85%	0.00%	0.07%	0.92%	N/A	0.92%
Alger American MidCap Growth Portfolio	0.80%	0.00%	0.08%	0.88%	N/A	0.88%
Alger American Small Capitalization Portfolio	0.85%	0.00%	0.07%	0.92%	N/A	0.92%
Fidelity Variable Insurance Products Fund						
Asset Manager [SM] Portfolio Service Class [1]	0.53%	0.10%	0.11%	0.74%	N/A	0.74%
Contrafund [®] Portfolio Service Class [1]	0.58%	0.10%	0.10%	0.78%	N/A	0.78%
Equity-Income Portfolio Service Class [1]	0.48%	0.10%	0.10%	0.68%	N/A	0.68%
Growth Portfolio Service Class [1]	0.58%	0.10%	0.10%	0.78%	N/A	0.78%
High Income Portfolio Service Class	0.58%	0.10%	0.13%	0.81%	N/A	0.81%
Index 500 Portfolio [2]	0.24%	N/A	0.11%	0.35%	N/A	0.35%
Investment Grade Bond Portfolio	0.43%	N/A	0.11%	0.54%	N/A	0.54%
Overseas Portfolio Service Class [1]	0.73%	0.10%	0.20%	1.03%	N/A	1.03%
The GCG Trust						
Fully Managed Portfolio	0.94%	0.00%	0.01%	0.95%	0.00%	0.95%
Limited Maturity Bond Portfolio	0.53%	0.00%	0.01%	0.54%	0.00%	0.54%
Liquid Asset Portfolio	0.53%	0.00%	0.01%	0.54%	0.00%	0.54%
Mid-Cap Growth Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
Research Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
Total Return Portfolio	0.88%	0.00%	0.01%	0.89%	0.00%	0.89%
ING Partners, Inc						
ING UBS Tactical Asset Allocation Portfolio – Initial Class [3]	0.90%	N/A	0.20%	1.10%	N/A	1.10%
ING Van Kampen Comstock Portfolio – Initial Class [3]	0.60%	N/A	0.35%	0.95%	N/A	0.95%
ING Income Shares						
ING VP Bond Portfolio – Class R Shares	0.40%	N/A	0.10%	0.50%	N/A	0.50%
ING Variable Portfolios, Inc						
ING VP Index Plus LargeCap Portfolio – Class R Shares [4]	0.35%	N/A	0.10%	0.45%	N/A	0.45%
ING VP Index Plus MidCap Portfolio – Class R Shares [4]	0.40%	N/A	0.15%	0.55%	N/A	0.55%
ING VP Index Plus SmallCap Portfolio – Class R Shares [4]	0.40%	N/A	0.31%	0.71%	0.11%	0.60%
ING Variable Products Trust						
ING VP Growth Opportunities Portfolio – Class R Shares [5]	0.75%	N/A	1.07%	1.82%	0.92%	0.90%
ING VP MagnaCap Portfolio – Class R Shares [5]	0.75%	N/A	1.47%	2.22%	1.32%	0.90%
ING VP MidCap Opportunities Portfolio – Class R Shares [5]	0.75%	N/A	1.91%	2.66%	1.76%	0.90%
ING VP SmallCap Opportunities Portfolio – Class R Shares [5]	0.75%	N/A	0.40%	1.15%	0.25%	0.90%
INVESCO Variable Investment Funds, Inc.						
INVESCO VIF-Core Equity Fund [6]	0.75%	N/A	0.34%	1.09%	0.00%	1.09%
INVESCO VIF-Utilities Fund [6, 7]	0.60%	N/A	0.77%	1.37%	0.22%	1.15%

Portfolio	Investment Management Fees	12b-1 Fees	Other Expenses	Total Portfolio Expenses	Fees and Expenses Waived or Reimbursed	Total Net Portfolio Expenses
Janus Aspen Series Service Shares [8]						
Janus Aspen Aggressive Growth Portfolio	0.65%	0.25%	0.02%	0.92%	N/A	0.92%
Janus Aspen Balanced Portfolio	0.65%	0.25%	0.01%	0.91%	N/A	0.91%
Janus Aspen Growth Portfolio	0.65%	0.25%	0.01%	0.91%	N/A	0.91%
Janus Aspen International Growth Portfolio	0.65%	0.25%	0.06%	0.96%	N/A	0.96%
Janus Aspen Worldwide Growth Portfolio	0.65%	0.25%	0.04%	0.94%	N/A	0.94%
Pioneer Variable Contracts Trust						
Mid Cap Value VCT Portfolio – Class I Shares	0.65%	N/A	0.14%	0.79%	N/A	0.79%
Small Cap Value VCT Portfolio – Class I Shares [9, 10]	0.75%	N/A	77.09%	77.84%	76.59%	1.25%
Putnam Variable Trust						
Putnam VT Growth and Income Fund – Class IB Shares [11]	0.46%	0.25%	0.05%	0.76%	N/A	0.76%
Putnam VT New Opportunities Fund – Class IB Shares [11]	0.54%	0.25%	0.05%	0.84%	N/A	0.84%
Putnam VT Small Cap Value Fund – Class IB Shares [11]	0.80%	0.25%	0.14%	1.19%	N/A	1.19%
Putnam VT Voyager Fund – Class IB Shares [11]	0.53%	0.25%	0.04%	0.82%	N/A	0.82%

---

[1] Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce a portion of the fund's custodian expenses. These offsets may be discontinued at any time.

[2] The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 0.28%. This arrangement can be discontinued by the fund's manager at any time. Including this reimbursement, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses in 2001 were 0.24%, 0.04% and 0.28%, respectively.

[3] Other Expenses shown in the above table are based on estimated amounts for the current fiscal year.

[4] ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by the Portfolio's investment adviser is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. For each Portfolio, the expense limits will continue through at least December 31, 2002.

[5] ING Investments, LLC has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses subject to possible reimbursement to ING Investments, LLC within three years. The amount of each Portfolio's expenses waived or reimbursed during the last fiscal year by ING Investments, LLC is shown under the heading "Fees and Expenses Waived or Reimbursed" in the table above. The expense limits will continue through at least October 31, 2002.

[6] The Portfolios' "Other Expenses" and "Total Portfolio Expenses" were lower than the figure shown because their custodian fees were reduced under expense offset arrangements.

[7] INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.55% and 1.15%, respectively.

[8] Long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc. All expenses are shown without the effect of any expense offset arrangements.

[9] The Total Net Fund Annual Expenses in the table above reflect the expense limitation in effect through December 31, 2002 under which Pioneer has agreed not to impose all or a portion of its management fee and if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares; the portion of the portfolio expenses attributable to Class II shares will be reduced only to the extent such expenses are reduced for Class I shares.

[10] The Portfolio commenced operations on November 8, 2001, therefore Other Expenses shown above are annualized. Including the reimbursements and waivers applied by Pioneer, the Management (Advisory) Fees, Other Expenses and Total Fund Annual Expenses for the year ended December 31, 2001 were 0.00%, 1.25%, and 1.25%, respectively.

[11] Reflects an increase in 12b-1 fees payable to Putnam Investment Management, LLC ("Putnam Management"). The Trustees currently limit payments on class IB shares to 0.25% of average net assets. Actual 12b-1 fees during the most recent fiscal year were 0.22% of average net assets.

Policy Values

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. ***See Policy Values, page 35, and Partial Withdrawals, page 40.***

Your Account Value in the Variable Investment Options

Accumulation units are the way we measure value in the variable investment options. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. ***See Determining Values in the Variable Investment Options, page 35.***

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects the expenses of the investment portfolios. ***See Determining Values in the Variable Investment Options, page 35, and How We Calculate Accumulation Unit Values, page 36.***

Transfer of Account Value

You may make an unlimited number of free transfers among the variable investment options or to the guaranteed interest division each policy year. There are restrictions on transfers from the guaranteed interest division. The minimum transfer amount is $100. ***See Transfer of Account Value, page 36, and Policy Transaction Fees, page 52.***

Special Policy Features

Designated Deduction Option

You may designate one investment option from which we will deduct all of your monthly deductions. ***See Designated Deduction Option, page 34.***

Riders

You may attach additional benefits to your policy by rider. In most cases, we deduct an additional monthly charge from your account value for these benefits. ***See Riders, page 31.***

Dollar Cost Averaging

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. ***See Dollar Cost Averaging, page 37.***

Automatic Rebalancing

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. ***See Automatic Rebalancing, page 38.***

Loans

You may take loans against your policy's net cash surrender value. We charge a maximum annual loan interest rate of 4% for preferred loans and 6% for non-preferred loans. When you take a policy loan, we transfer an amount equal to your loan to the loan division as collateral for your loan. We credit an annual interest rate of 4% on amounts held in the loan division as collateral for your loan. ***See Policy's Loans, page 39.***

Policy loans reduce your policy's death benefit and may cause your policy to lapse.

Loans may have tax consequences. ***See Tax Considerations, page 53.***

Partial Withdrawals

You may withdraw part of your net cash surrender value after your first policy anniversary. You may make twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. We assess a fee for each partial withdrawal; surrender charges may apply as well. ***See Partial Withdrawals, page 40.***

Some policies with a high account value may qualify for a partial withdrawal before the first policy anniversary. Partial withdrawals may have tax consequences. ***See Partial Withdrawals, page 40, and Tax Considerations, page 53.***

Policy Modification, Termination and Continuation Features

Right to Change Policy

For 24 months after the policy date you may change your policy to a guaranteed policy, unless state law requires differently. There is no charge for this change. ***See Right to Change Policy, page 34.***

Surrender

You may surrender your policy for its net cash surrender value at any time before the death of the insured person. All insurance coverage ends on the date we receive your request. If the surrender charge exceeds the available cash value, there will be no proceeds paid to you on surrender. ***See Surrender, page 43.***

A surrender may have tax consequences. ***See Tax Considerations, page 53.***

Lapse

In general, insurance coverage continues as long as your net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first three years of your policy if the conditions of the special continuation period have been met. ***See Lapse, page 41 and Special Continuation Period, page 25.***

Reinstatement

You may reinstate your policy and riders within five years of its lapse if you still own the policy and the insured person is still insurable. You will also need to pay the required reinstatement premium.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. ***See Reinstatement, page 43.***

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

Continuation of Coverage

If the policy is in force on the policy anniversary nearest the insured person's 100th birthday, the policy will automatically continue pursuant to the terms of the policy unless you surrender it or such continuation is prohibited by law. ***See Continuation of Coverage, page 34.***

Death Benefits

After the insured person's death, we pay death proceeds to the beneficiaries if your policy is in force. Based on the death benefit option you have chosen and whether or not you have coverage under an adjustable term insurance rider, your policy's death benefit may vary.

Generally we require a minimum stated death benefit of $100,000 to issue your policy.

We may lower this minimum for group or sponsored arrangements, or corporate purchasers.

Different cost of insurance rates apply to each death benefit segment.

Tax Considerations

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. ***See Tax Status of the Policy, page 54.***

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:

- partial withdrawals
- loans
- surrender
- lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. ***See Modified Endowment Contracts, page 55.***

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. A business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.

How the Policy Works



Your Premium

You make a premium payment.

Premium Deductions →

•Tax charges
•Sales charge

Net Premium

We allocate the net premium to the investment options you choose.

Guaranteed Interest Division

Amounts you allocate are held in our general account.

Variable Investment Options

Amounts you allocate are held in our separate account. The variable investment options invest in investment portfolios.

Investment Portfolios

The investment portfolios deduct:
•Investment management fees
•12b-1 fees
•Other expenses

Account Value

The total value of your policy.

Monthly Charges →

•Mortality and expense risk charge
•Administrative charge
•Cost of insurance charge
•Rider charges
•Guaranteed minimum death benefit charge

Transaction Fees →

•Partial withdrawal fee
•Excess illustration fee
•Surrender charge

Loan Division

Amount set aside to secure a policy loan.

INFORMATION ABOUT ING SOUTHLAND LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS

Southland Life Insurance Company

We are a stock life insurance company organized under the laws of the State of Texas in 1908. Our administrative offices are located at 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. We are admitted to do business in the District of Columbia and all states except New York. At the close of 2001, we had over $26.8 billion of life insurance in force. As of December 31, 2001, our total assets were over $2.9 billion and capital and surplus were over $133 million measured on a statutory basis of accounting, as prescribed or permitted by the Texas Division of Insurance.

We are a wholly owned indirect subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the field of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands.

ING companies offer a complete line of life insurance products, including:
- annuities
- individual life
- group life
- pension products
- market life reinsurance.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993. It is a wholly owned subsidiary of Security Life of Denver Insurance Company (an affiliate) and is registered as a broker-dealer with the SEC and the National Association of Securities Dealers, Inc. ("NASD"). ING America Equities, Inc. is located at 1290 Broadway, Denver, Colorado 80203-5699.

Southland Separate Account L1

Separate Account Structure

We established Southland Separate Account L1 (the "separate account") on February 25, 1994, under Texas insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or ING Southland Life.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We may offer other variable life insurance policies with different benefits and charges that invest in the separate account. We do not discuss these policies in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

We own all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

Order of Separate Account Liabilities

State law provides that we may not charge general account liabilities against the separate account's assets equal to its reserves and other liabilities. This means that if we ever became insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

Investment Options

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. The investment performance of a policy depends on the performance of the investment portfolios you choose.

Investment Portfolios

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser who, other than Aeltus Investment Management, Inc., Directed Services, Inc., ING Investments LLC, and ING Life Insurance and Annuity Company are not affiliated with us.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code, as amended. As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans, or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.

Investment Portfolio Objectives

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here, but you should carefully read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have names, investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance, and no representation is made, that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
Alger American Growth Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on growing companies that generally have broad product lines, markets, financial resources and depth of management. Under normal circumstances, the portfolio invests primarily in the equity securities of large companies. The portfolio considers a large company to have a market capitalization of $1 billion or greater.
Alger American Leveraged AllCap Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by investing, under normal circumstances, in the equity securities of companies of any size which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.
Alger American MidCap Growth Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on midsize companies with promising growth potential. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.
Alger American Small Capitalization Portfolio	**Investment Manager**: Fred Alger Management, Inc.	Seeks long-term capital appreciation by focusing on small, fast-growing companies that offer innovative products, services or technologies to a rapidly expanding marketplace. Under normal circumstances, the portfolio invests primarily in the equity securities of small capitalization companies. A small capitalization company is one that has a market capitalization within the range of the Russell 2000® Growth Index or the S&P SmallCap 600 Index.
Asset Manager ^{SM} Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks to obtain high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments. Assets are allocated among stocks, bonds, and short-term and money market instruments, maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.
Contrafund ® Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public.

Southland Life and Separate Account

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
Equity-Income Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index. Normally invests at least 80% of total assets in income-producing equity securities, which tends to lead to investments in large cap "value" stocks.
Growth Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks).
High Income Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks a high level of current income while also considering growth of capital. Normally invests primarily in income-producing debt securities, preferred stocks and convertible securities, with an emphasis on lower-quality debt securities.
Index 500 Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company **Sub-Adviser**: Deutsche Asset Management, Inc.	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor's 500 Index (S&P 500). Normally invests at least 80% of assets in common stocks included in the S&P 500.
Investment Grade Bond Portfolio	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks as high a level of current income as is consistent with the preservation of capital. Normally invests in U.S. dollar-denominated investment-grade bonds of medium and high quality.
Overseas Portfolio Service Class	**Investment Company**: Fidelity Variable Insurance Products **Investment Manager**: Fidelity Management & Research Company	Seeks long-term growth of capital. Normally invests at least 80% of total assets in foreign securities, primarily in common stocks.
Fully Managed Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes–equity securities, debt securities, and money market instruments. Invests primarily in common stocks of established companies that are believed to have above-average potential for capital growth.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
Limited Maturity Bond Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: ING Investment Management, LLC (an affiliate)	Seeks highest current income consistent with low risk to principal and liquidity. As a secondary objective, seeks to enhance total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. Invests primarily in a diversified portfolio of limited maturity debt securities with average maturity dates of five years or less and in no cases more than seven years.
Liquid Asset Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: ING Investment Management, LLC (an affiliate)	Seeks high level of current income consistent with the preservation of capital and liquidity. Invests primarily in obligations of the U.S. government and its agencies and instrumentalities, bank obligations, commercial paper and short-term corporate debt securities that mature in less than one year. The Portfolio seeks to maintain a stable $1 share price.
Mid-Cap Growth Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks long-term growth of capital. Normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts) of companies with medium market capitalizations which the Portfolio Manager believes have above-average growth potential.
Research Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks long-term growth of capital and future income. Normally invests at least 80% of its net assets in common stocks and related securities (such as preferred stocks, convertible securities and depositary receipts). Focus is on companies the Portfolio Manager believes have favorable prospects for long-term growth, attractive valuations based on current and expected earnings or cash flow, dominant or growing market share and superior management.
Total Return Portfolio	**Investment Company**: The GCG Trust **Investment Manager**: Directed Services, Inc. **Portfolio Manager**: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. A secondary objective is the reasonable opportunity for growth of capital and income. Invests primarily in a combination of equity and fixed income securities.
ING UBS Tactical Asset Allocation Portfolio – Initial Class	**Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: UBS Global Asset Management (US) Inc.	Seeks total return, consisting of long-term capital appreciation and current income. Allocates assets between a stock portion that is designed to track the performance of the S&P 500 Composite Stock Index and a fixed income portion that consists of either five-year U.S. Treasury notes or U.S. Treasury bills with remaining maturities of 30 days.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
ING Van Kampen Comstock Portfolio – Initial Class	**Investment Company**: ING Partners, Inc. **Investment Adviser**: ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) **Sub-Adviser**: Morgan Stanley Investment Management Inc. d/b/a Van Kampen	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks consisting principally of common stocks.
ING VP Bond Portfolio (formerly Aetna Income Shares d/b/a Aetna Bond VP)– Class R Shares	**Investment Company**: ING Income Shares **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to maximize total return as is consistent with reasonable risk, through investment in a diversified portfolio consisting of debt securities. Under normal market conditions, invests at least 80% of net assets in high-grade corporate bonds, mortgage-related and other asset-backed securities, and securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities.
ING VP Index Plus LargeCap Portfolio (formerly Aetna Index Plus Large Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 500. The S&P 500 is a stock market index comprised of common stocks of 500 of the largest companies traded in the U.S. and selected by Standard & Poor's Corporation.
ING VP Index Plus MidCap Portfolio (formerly Aetna Index Plus Mid Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 400. The S&P 400 is a stock market index comprised of common stocks of 400 mid-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation.
ING VP Index Plus SmallCap Portfolio (formerly Aetna Index Plus Small Cap VP) – Class R Shares	**Investment Company**: ING Variable Portfolios, Inc. (formerly Aetna Variable Portfolios, Inc.) **Investment Adviser**: ING Investments, LLC **Sub-Adviser**: Aeltus Investment Management, Inc. (Aeltus)	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk. Invests at least 80% of net assets in stocks included in the S&P 600. The S&P 600 is a stock market index comprised of common stocks of 600 small-capitalization companies traded in the U.S. and selected by Standard & Poor's Corporation.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
ING VP Growth Opportunities Portfolio (formerly Pilgrim VP Growth Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term growth of capital. Invests primarily in common stock of U.S. companies that the portfolio managers feel have above average prospects for growth. Under normal market conditions, invests at least 65% of total assets in securities purchased on the basis of the potential for capital appreciation. These securities may be from large-cap, mid-cap or small-cap companies.
ING VP MagnaCap Portfolio (formerly Pilgrim VP MagnaCap Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks growth of capital, with dividend income as a secondary consideration. Under normal conditions, invests at least 80% of assets in equity securities that meet the following criteria: attractive valuation characteristics; dividends; and balance sheet strength. Candidates are also analyzed for some catalyst or vector of change that may spark an increase in share price. Normally, investments are generally in larger companies that are included in the largest 500 U.S. companies as measured by sales, earnings or assets.
ING VP MidCap Opportunities Portfolio (formerly Pilgrim VP MidCap Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the portfolio managers feel have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index).
ING VP SmallCap Opportunities Portfolio (formerly Pilgrim VP SmallCap Opportunities Portfolio) – Class R Shares	**Investment Company**: ING Variable Products Trust (formerly Pilgrim Variable Products Trust) **Investment Adviser**: ING Investments, LLC (formerly ING Pilgrim Investments, LLC)	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the portfolio manager believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000® Index, which is an index that measures the performance of small companies.
VIF-Core Equity Fund (formerly, VIF-Equity Income Fund)	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks to provide a high total return through both growth and current income by normally investing at least 65% (80% effective July 31, 2002) of its assets in common and preferred stock. At least 50% of common stock which the Fund holds will be dividend-paying common and preferred stocks. Stocks selected for the Fund generally are expected to produce income and consistent, stable returns. Although the Fund focuses on stocks of larger companies with a history of paying dividends, it also may invest in companies that have not paid regular dividends. The Fund will normally invest up to 5% of its assets in debt securities, generally corporate bonds that are rated investment grade or better.

INVESTMENT PORTFOLIO OBJECTIVES		
Variable Investment Option	**Investment Company/Adviser/ Manager/ Sub-Adviser**	**Investment Objective**
VIF-Utilities Fund	**Investment Company**: INVESCO Variable Investment Funds, Inc. **Investment Adviser**: INVESCO Funds Group, Inc.	Seeks capital growth. It also seeks current income. The Fund normally invests at least 80% of its assets in the equity securities and equity-related instruments of companies that produce, generate, transmit, or distribute natural gas or electricity, as well as in companies that provide telecommunications services, including local, long distance and wireless, and excluding broadcasting. The remainder of the fund's assets are not required to be invested in the utilities economic sector.
Janus Aspen Series Aggressive Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	A *nondiversified* Portfolio that seeks long-term growth of capital. Invests primarily in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Standard and Poor's (S&P) MidCap 400 Index.
Janus Aspen Series Balanced Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.
Janus Aspen Series Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks selected for their growth potential. Although it can invest in companies of any size, it generally invests in larger, more established companies.
Janus Aspen Series International Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of its net assets in securities of issuers from at least five different countries, excluding the United States. Although the Portfolio intends to invest substantially all of its assets in issuers located outside the United States, it may at times invest in U.S. issuers and it may at times invest all of its assets in fewer than five countries or even a single country.
Janus Aspen Series Worldwide Growth Portfolio Service Shares	**Investment Company**: Janus Aspen Series **Investment Adviser**: Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.

INVESTMENT PORTFOLIO OBJECTIVES

Variable Investment Option	Investment Company/Adviser/ Manager/ Sub-Adviser	Investment Objective
Mid Cap Value VCT Portfolio – Class I Shares	**Investment Company**: Pioneer Variable Contracts Trust **Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in Standard & Poor's MidCap 400 Index.
Small Cap Value VCT Portfolio – Class I Shares	**Investment Company**: Pioneer Variable Contracts Trust **Investment Adviser**: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of small companies, that is, companies with market values within the range of market values of issuers included in the Russell 2000® Index.
Putnam VT Growth and Income Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital growth and current income. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income or both.
Putnam VT New Opportunities Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks long-term capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks in sectors of the economy that Putnam Management believes have high growth potential.
Putnam VT Small Cap Value Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation. The fund seeks its goal by investing at least 80% of its net assets in small companies of a size similar to those in the Russell 2000® Value Index.
Putnam VT Voyager Fund – Class IB Shares	**Investment Company**: Putnam Variable Trust **Investment Adviser**: Putnam Investment Management, LLC	Seeks capital appreciation. The fund seeks its goal by investing mainly in common stocks of U.S. companies with a focus on growth stocks.

Guaranteed Interest Division

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940, as amended ("1940 Act") (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is the net premium you allocate to that division, plus amounts you transfer to it, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by deductions for charges based on your account value allocated to it.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest of 3.0%. The credited interest rate will be in effect for an initial twelve-month period. Thereafter, the credited interest rate will be guaranteed for successive twelve month periods at an interest rate current at that time. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the guaranteed interest division.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Market Dimensions variable universal life insurance policy. There may be differences in the policy features, benefits and charges because of state requirements where we issue your policy. We describe all such differences in your policy.

If you would like to know about variations specific to your state, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

Applying for a Policy

You purchase your policy by submitting an application to us. On the policy date, the insured

person generally can be no older than age 85. The insured person is the person on whose life we issue the policy. ***See Age, page 44.***

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy.

From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limit are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured.

We and our affiliates offer other insurance products which may have different fees and charges and better match your needs. Contact your agent/registered representative if you would like information about these other products.

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of insurance for which you applied. The maximum amount of temporary insurance is $4.5 million, which includes other in-force coverage you have with us. Temporary insurance may not be available in all states.

Temporary coverage begins when all of the following events have occurred:
- you have completed and signed our temporary life insurance coverage form
- we receive and accept a premium payment of at least your scheduled premium (selected on your application)
- parts I and II of the application are complete.

Temporary life insurance coverage ends on the earliest of:
- the date we return your premium payments
- five days after we mail notice of termination to the address on your application
- the date your policy coverage starts
- the date we refuse to issue a policy based on your application
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance agreement if any of the following events occur:

- there is a material misrepresentation in your answers on the temporary life insurance coverage form
- there is a material misrepresentation in statements on your application
- the person or persons intended to be insured die by suicide or self-inflicted injury
- the bank does not honor your premium check.

Policy Issuance

Before we issue a policy, we require satisfactory evidence of insurability of the insured person and payment of your initial premium. This evidence may include completion of underwriting and issue requirements.

The policy date shown on your policy schedule determines:

- monthly processing dates.
- policy months.
- policy years.
- policy anniversaries.

It is not affected by when you receive the policy. The policy date may be different from the date we receive your first premium payment. Generally, we charge monthly deductions from your policy date.

The policy date is determined one of three ways:

1. the date you designate on your application, subject to our approval.

2. the back-date of the policy to save age, subject to our approval and law.

3. if there is no designated date or back-date, the policy date is:
   - the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
   - the date we receive your initial premium if it is after we approve your policy for issue.

If you choose to have your policy date be earlier than the date we issue your policy (called back-dating), then the following charges will be charged from that earlier date on your first monthly processing date:

- mortality and expense risk charge;
- administrative charge;
- cost of insurance charges;
- rider charges; and
- guaranteed minimum death benefit charge.

If you have elected to backdate your policy which enables you to benefit from a lower age for the purposes of calculating the cost of insurance charges on your policy, you should understand there are some inherent costs associated with your decision to backdate. For each month that your policy is backdated, the applicable cost of insurance charges are accumulated and deducted from your initial premium payment. Thus, backdating your policy has the effect of lowering your initial net premium and thus the amount available to be allocated to the investment options. On backdated policies the accrued cost of insurance charges deducted from the initial premium result in policy values being lower than those in any policy illustrations you have received.

Definition of Life Insurance

We apply a test to make sure that your policy meets the federal income tax definition of life insurance. The guideline premium/cash value corridor test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. ***See Tax Status of the Policy, page 54.***

Premium Payments

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the insured person or after the continuation of coverage period begins. ***See Continuation of Coverage, page 34.***

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your premium payment, we add the remaining net premium to your policy.

A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to help assure the earliest crediting date.

Scheduled Premium

Your premium payments are flexible. You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. Your financial institution may charge for this service. If you choose to pay your initial premium by electronic transfer, please be sure to include the appropriate information as part of your application to avoid a delay in making your coverage effective.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. *See Guaranteed Minimum Death Benefit, page 30.*

Unscheduled Premium Payments

Generally speaking, you may make unscheduled premium payments at any time, however:
- We may limit the amount of your unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments.
- We may require proof that the insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase.
- We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy. The "seven-pay" limit is defined by the Internal Revenue Code, as amended and actuarially determined. It varies based on the age, gender and premium class of each insured, as well as the death benefit and additional benefits or riders on the policy. It is generally the maximum possible premium that we may receive during the first seven policy years in order for the policy not to be classified as a modified endowment contract.

See Modified Endowment Contracts, page 55, and Changes to Comply with the Law, page 57.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges.

Target Premium

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your initial sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages.

Minimum Annual Premium

To qualify for the special continuation period, you must pay a minimum annual premium during each of your first three policy years.

Your minimum annual premium is based on:
- the insured person's age, gender and premium class
- the stated death benefit of your policy
- riders on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

Special Continuation Period

The special continuation period (no lapse guarantee period) is the first three policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date:
- premium you have paid, *minus* partial withdrawals that you have taken, *minus* outstanding policy loans, including accrued loan interest, *is greater than or equal to*;
- the minimum monthly premium for each policy month from the first month of your policy through the current monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first three years of your policy, if there is not enough net cash surrender value to pay the monthly charges and you have satisfied these requirements, we do not allow your policy to lapse. We do not permanently waive these charges. Instead, we continue to deduct these charges which may result in a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly charges owing. At the end of the special continuation period, to avoid lapse of your policy you must pay enough premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly charges for the following two months. ***See Lapse, page 41.***

Allocation of Net Premium

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least the sum of the scheduled premium payments due from your policy date through your investment date.

The investment date is the first date we apply net premium to your policy. If we receive your initial premium after we approve your policy for issue, the investment date is the date we receive your initial premium.

We apply the initial net premium to your policy after all of the following conditions have been met:
- we receive the required amount of premium.
- all issue requirements have been received by our customer service center.
- we approve your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the variable investment options in the variable investment option which invests in The GCG Trust Liquid Asset Portfolio. We later transfer these amounts from this variable investment option to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
- five days after the date we mailed your policy plus the length of your state free look period; or
- the date we have received your delivery receipt plus the length of your state free look period.

If your state provides for return of account value during the free look period (or provides no free look period), we invest amounts you designated for the variable investment options directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. A payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to help assure the earliest crediting date.

Premium Payments Affect Your Coverage

Unless you have the guaranteed minimum death benefit feature or your policy is in the special continuation period, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. ***See Lapse, page 41, and Grace Period, page 41.***

If you pay your minimum annual premium each year during the first three policy years and take no policy loan or withdrawals, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net cash surrender value. ***See Special Continuation Period, page 25.***

Under the guaranteed minimum death benefit option, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which terminate when your policy is kept in force under this feature. You must meet all conditions of the guarantee. ***See Guaranteed Minimum Death Benefit, page 30.***

Modified Endowment Contracts

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premium we receive is greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that

you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. ***See Modified Endowment Contracts, page 55.***

Death Benefits

You decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base coverage) with the flexibility and short-term advantages of term life insurance. Both permanent and term life insurance are available with one policy. The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. ***See Adjustable Term Insurance Rider, page 32.***

Generally, we require a minimum stated death benefit of $100,000. Our underwriting procedures in effect at the time you apply may limit the maximum stated death benefit.

If you have an adjustable term insurance rider, at issue we restrict your target death benefit to no more than eleven times your stated death benefit. ***See Adjustable Term Insurance Rider, page 32.***

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. The adjustable term insurance rider has no cash value, however, and provides no growth potential. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured person. Use of the adjustable term insurance rider may reduce sales compensation, but may increase the monthly cost of insurance. Coverage provided by the adjustable term insurance rider is not included in any guaranteed minimum death benefit. ***See Adjustable Term Insurance Rider, page 32.***

Your death benefit is calculated as of the date of death of the insured person.

Death Benefit Summary

This chart assumes no death benefit option changes and that partial withdrawals are less than the premium we receive.

	Option A	Option B
Stated Death Benefit	The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change.	The sum of death benefit segments under the policy. The stated death benefit changes when there is an increase or decrease or when a policy transaction causes it to change.
Base Death Benefit	The greater of: • the stated death benefit; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	The greater of: • the stated death benefit *plus* the account value; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.
Target Death Benefit	Stated death benefit *plus* adjustable term insurance rider benefit, if any.	Stated death benefit *plus* adjustable term insurance rider benefit, if any.
Total Death Benefit	It is the greater of: • the target death benefit; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.	It is the greater of: • the target death benefit *plus* the account value; or • the account value *multiplied* by the appropriate factor from the definition of life insurance factors.
Adjustable Term Insurance Rider Benefit	The total death benefit *minus* the base death benefit, but not less than zero If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit, the adjustable term insurance benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit. If the base death benefit becomes greater than the target death benefit, then the adjustable term insurance rider benefit is zero.	The total death benefit *minus* the base death benefit, but not less than zero. If the account value *multiplied* by the death benefit corridor factor is greater than the stated death benefit *plus* the account value, the adjustable term insurance rider benefit will be decreased. It will be decreased so that the sum of the base death benefit and the adjustable term insurance rider benefit is not greater than the target death benefit *plus* the account value. If the base death benefit becomes greater than the target death benefit *plus* the account value, then the adjustable term insurance rider benefit is zero.

Base Death Benefit

Your base death benefit can be different from your stated death benefit as a result of:
- your choice of death benefit option.
- increases or decreases in the stated death benefit.
- a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value *multiplied* by a factor defined by law. This factor is based on:
- the insured person's age
- the insured person's gender
- the guideline premium/cash value corridor test for the federal income tax law definition of life insurance. ***See Appendix A, page 166.***

As long as your policy is in force, we will pay the death proceeds to your beneficiaries after the insured person dies. The beneficiaries are the people you name to receive the death proceeds from your policy. The death proceeds are:
- your base death benefit on the date of the insured person's death; *plus*
- the amount of any rider benefits; *minus*
- any outstanding policy loan with accrued loan interest; *minus*
- any outstanding charges and deductions incurred before the death of the insured person.

There could be outstanding charges and deductions if the insured person dies while your policy is in the grace period or in the three-year special continuation period.

Death Benefit Options

You have a choice of death benefit options (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

Option A: Under death benefit option A, your base death benefit is the greater of:
- your stated death benefit on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the

appropriate factor from the definition of life insurance factors shown in Appendix A.

With option A, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option A offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option B: Under death benefit option B, your base death benefit is the greater of:
- your stated death benefit *plus* your account value on the date of the insured person's death; or
- your account value on the date of the insured person's death *multiplied* by the appropriate factor from the definition of life insurance factors shown in Appendix A.

With option B, investment performance is reflected in your insurance coverage.

Death benefit option B is not available during the continuation of coverage period. If you have option B on your policy, it automatically converts to death benefit option A when the continuation of coverage period begins. ***See Continuation of Coverage, page 34.***

Changes in Death Benefit Options

You may request a change in your death benefit option on or after your first monthly processing date and before the continuation of coverage period begins.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, your change will be effective on the second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit. We may not approve a death benefit option change if it reduces the target or stated death benefit below the minimum we require to issue your policy.

You may change from death benefit option A to option B, from option B to option A. For you to change from death benefit option A to option B, we may require proof that the insured person is insurable under our normal rules of underwriting, unless prohibited by the terms of your policy.

On the effective date of your option change, your stated death benefit changes as follows:

Change From	Change To	Stated Death Benefit Following Change:
Option A	Option B	Your stated death benefit before the change *minus* your account value as of the effective date of the change.
Option B	Option A	Your stated death benefit before the change *plus* your account value as of the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same. There is no change to the amount of term insurance if you have an adjustable term insurance rider. ***See Cost of Insurance Charge, page 51.***

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each death benefit segment. For example, if you change from death benefit option A to option B, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option B to option A, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for a decrease in your stated death benefit caused by a change of death benefit option. We do not adjust the target

premium when you change your death benefit option. ***See Surrender Charge, page 52.***

Changing your death benefit option may have tax consequences. You should consult a tax adviser before making changes.

Changes in Death Benefit Amount

Contact your agent/registered representative or our customer service center to request a change in the amount of your policy's death benefit. The change is effective on the next monthly processing date after we receive and approve your request. There may be underwriting or other requirements which must be met before your request can be approved. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new policy schedule page. Keep it with your policy. We may ask you to send your policy to us so that we can make the change for you. You may change your target death benefit once a policy year.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. ***See Tax Considerations, page 53.***

You may change your policy's stated death benefit on or after your first policy anniversary (first monthly processing date for an increase). You may not decrease the stated death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your death benefit segments pro rata unless law requires differently.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once we create a new segment, it is permanent unless law requires differently. The segment year runs from the segment effective date to its anniversary.

Each new segment may have:
- a new sales charge.
- new cost of insurance charges, guaranteed and current.
- a new incontestability period.
- a new suicide exclusion period.
- a new target premium.
- a new minimum annual premium during the special continuation period.
- new surrender charges.

We allocate the net amount at risk among death benefit segments in the same proportion that each segment bears to the total stated death benefit. Premium we receive after an increase is applied to your segments in the same proportion as the target premium for each segment bears to the total target premium for all segments. Sales charges are deducted from each segment's premium based on the length of time that segment has been effective.

If a death benefit option change causes the stated benefit to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the stated death benefit to decrease, each segment is decreased.

There may be tax consequences as a result of a decrease in your death benefit, as well as a possible surrender charge. Decreasing the face amount of your policy could cause the policy to be classified as a modified endowment contract and could subject prior and subsequent distributions (including loans) from your policy to be subject to adverse tax treatment. You should consult a tax adviser before changing your death benefit amount. ***See Modified Endowment Contracts, page 55.***

Guaranteed Minimum Death Benefit

Usually, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly

charges and your cash surrender value is more than your outstanding policy loan *plus* accrued loan interest. Your account value depends on:
- the timing and amount of any premium payments.
- the investment performance of the variable investment options.
- the interest you earn in the guaranteed interest division.
- the amount of your monthly charges.
- partial withdrawals you take.
- loan activity you may have.

The guaranteed minimum death benefit may be selected only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. See your policy to determine how your benefits are affected.

The policy offers two guaranteed minimum death benefit options. These options vary primarily by the length of the guarantee period:

1. The later of ten policy years or until the insured person is age 65.

2. The lifetime of the insured person or to the maturity date.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force. ***See Lapse, page 41.***

Charges for your base coverage and the guaranteed minimum death benefit are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

Requirements to Maintain the Guarantee Period

To qualify for the guaranteed minimum death benefit you must pay premium at least equal to the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements. *See Charges and Deductions, page 49.*

The guarantee period annual premium for the guaranteed minimum death benefit option 1 (the later of ten policy years or until the insured person is age 65) will be based on:
- the insured person's age, gender and premium class.
- the stated death benefit of your policy.
- riders on your policy.

The guarantee period annual premium for the guaranteed minimum death benefit option 2 (the lifetime of the insured person or to the maturity date) will be equal to the guideline annual premium determined under the federal income tax law definition of life insurance. The guarantee period annual premium for option 2 will be greater than that required for option 1.

Although the required guarantee period annual premium level is different for the two options, the guaranteed minimum death benefit operates similarly for either option.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
- actual premium we receive; *minus*
- the amount of any partial withdrawals you make; *minus*
- policy loan amounts you take with accrued loan interest. This amount must *equal or exceed*;
- the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net account value on any monthly processing date is not diversified as follows:

1. your net account value is invested in at least five investment options; and

2. no more than 35% of your net account value is in any one investment option.

Your policy will continue to meet the diversification requirements if:

1. you have automatic rebalancing and you meet the two diversification tests listed above; or

2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one.

See Dollar Cost Averaging, page 37, and Automatic Rebalancing, page 38.

If you select the guaranteed minimum death benefit option, you must make sure your policy satisfies the premium test and diversification test. If your policy fails to satisfy either test, we will send you a notice and give you a thirty day opportunity to correct the condition. If you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.

Riders

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

Adding or canceling riders may have tax consequences. ***See Modified Endowment Contracts, page 55.***

Adjustable Term Insurance Rider

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for your anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage.

You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). ***See Death Benefits, page 26.***

We generally restrict your target death benefit to an amount not more than eleven times your stated death benefit at issue. In other words, if your stated death benefit is $100,000, then the maximum amount of target death benefit we allow you is $1,100,000.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

> **Option A:** If option A is in effect, the total death benefit is the greater of:
> a. the target death benefit; or
> b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

> **Option B:** If option B is in effect, the total death benefit is the greater of:
> a. the target death benefit *plus* the account value; or
> b. the account value *multiplied* by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option A, assume your base death benefit changes as a result of a change in your account value. The adjustable term insurance rider

adjusts to provide a death benefit equal to your target death benefit in each year:

Base Death Benefit	Target Death Benefit	Adjustable Term Insurance Rider Amount
$201,500	$250,000	$48,500
202,500	250,000	47,500
202,250	250,000	47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. ***See Changes in Death Benefit Amount, page 29.***

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option A to option B and base decreases may reduce your target death benefit. ***See Partial Withdrawals, page 40, and Changes in Death Benefit Options, page 28.***

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage *multiplied* by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and premium class of the insured person, as well as the length of time since your policy date. Rates will not exceed 125% of the levels in the 1980 Commissioner's Standard Ordinary Sex and Smoker Distinct Mortality Table.

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an adjustable term insurance rider rather than as stated death benefit. There are no sales charges or surrender charges for this coverage.

If the target death benefit is increased by you after the adjustable term insurance rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium class even though satisfactory new evidence of insurability is required for the increased schedule. Although the maximum cost of insurance rates for this rider are greater than the maximum cost of insurance rates for the base death benefit, the current rates for this rider may be lower than current cost of insurance rates for the base death benefit. Guaranteed maximum cost of insurance rates will be stated in the policy. ***See Cost of Insurance Charge, page 51.***

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the insured person's death.

Accelerated Death Benefit Rider

This rider pays part of the death benefit to you if a qualified doctor diagnoses a terminal illness of the insured person. Receipt of such an accelerated payment reduces the death benefit of your policy and its net cash surrender value by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the amount just prior to acceleration. Any rider on the insured under the basic policy will also be reduced in the same manner. No policy loans are permitted after this rider is exercised. There is no charge for this rider. **There may be tax consequences to requesting payment under this rider.** ***See Tax Status of the Policy, page 54.***

Additional Insured Rider

This rider provides death benefits upon the death of a named immediate family member. The insured person can be no older than age 75. You may add up to nine additional insured riders to your policy. We require proof of insurability for each person. Minimum coverage for each person is $10,000. Maximum coverage for all additional insured persons is five *times* your total stated death benefit. There is no defined premium for a given amount of additional insured rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) *multiplied* by the additional insured rider death benefit(s) in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and premium class(es) of the insured person(s), as well as the length of time since your policy date. Rates for this rider will not exceed the levels in the 1980 Commissioner's Standard Ordinary Sex and Smoker Distinct Mortality Table. ***See Cost of Insurance Charge, page 51.***

Waiver of Cost of Insurance Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the monthly expense, cost of insurance and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. The maximum monthly charge for standard coverage under this rider is $19.48 per $100 of rider coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. The cost of this rider is included as part of the monthly cost of insurance charge. ***See Cost of Insurance Charge, page 51.***

If you add this rider to your policy, you may not add the waiver of specified premium rider.

Waiver of Specified Premium Rider

If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25 monthly. The maximum monthly charge for standard coverage under this rider is $12.70 per $100 of rider coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy.

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

Special Features

Designated Deduction Option

You may designate one investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not elect a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the monthly charges, then your monthly charges are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Right to Change Policy

During the first 24 months after your policy date, you have the right to permanently change your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will transfer the amount you have in the variable investment options to the guaranteed interest division and allocate all future net premium to the guaranteed interest division. We do not allow future payments or transfers to the variable investment options after you exercise this right. We do not charge for this change. ***See Guaranteed Interest Division, page 21.***

Policy Maturity

You may surrender your policy at any time. If, at the policy anniversary nearest the insured person's 100th birthday, you do not want the continuation of coverage feature, you should surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 100th birthday, unless prohibited by state law. If you do not surrender your policy before this date, on this date we:
- convert target death benefit to stated death benefit.
- convert death benefit option B to death benefit option A, if applicable.
- terminate all riders.
- transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division.
- terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:
- we accept no further premium payments;
- your monthly charges cease;
- we deduct no further charges except transaction fees, if applicable; and
- loan interest continues to accrue.

You may not make transfers into the variable investment options during the continuation of coverage period but you may take a policy loan or partial withdrawals.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance *plus* accrued interest may become greater than your account value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value. There is no surrender charge during this period. All other normal consequences of surrender apply. ***See Surrender, page 43.***

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it. In certain states the death benefit during the continuation of coverage period is the account value. Contact your agent/registered representative or our customer service center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a tax adviser as to those consequences. ***See Continuation of Policy Beyond Age 100, page 57.***

Policy Values

Account Value

Your account value is the total amount you have in the guaranteed interest division, the variable investment options and the loan division. Your account value reflects:
- net premium applied.
- charges deducted.
- partial withdrawals taken.
- investment performance of the investment portfolios.
- interest earned on the guaranteed interest division.
- interest earned on the loan division.

Net Account Value

Your policy's net account value is your account value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Cash Surrender Value

Your cash surrender value is your account value *minus* any surrender charge due.

Net Cash Surrender Value

Your net cash surrender value is your cash surrender value *minus* the amount of your outstanding policy loan and accrued loan interest, if any.

Determining Values in the Variable Investment Options

The amounts in the variable investment options are measured by accumulation units and accumulation unit values. The value of each variable investment option is the accumulation unit value for that option *multiplied* by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying investment portfolio. It reflects:
- investment income
- realized and unrealized gains and losses
- investment portfolio expenses
- taxes, if any.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange ("NYSE") and the company's customer service center are open for business, except for days on which an investment portfolio does not value its shares or any other day as required by law. Each valuation date ends at 4:00 p.m. Eastern time. Our customer service center may not be open on major holidays.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
- when amounts are transferred from a variable investment option (including transfers to the loan division).
- for the monthly deductions from your account value.
- for policy transaction fees.
- for surrender charges.

- when you take a partial withdrawal.
- if you surrender your policy.
- to pay the death proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the variable investment option calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance of the corresponding investment portfolios.

For amounts in the variable investment options, there is no guaranteed minimum value.

How We Calculate Accumulation Unit Values

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that, the accumulation unit value on any valuation date is:
- the accumulation unit value for the preceding valuation date *multiplied* by
- the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:
- We take the net asset value of the underlying investment portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.
- We add dividends or capital gain distributions declared and reinvested by the investment portfolio during the current valuation period.
- We subtract a charge for taxes, if applicable.
- We divide the resulting amount by the net asset value of the shares of the underlying investment portfolio at the close of business on the previous valuation date.

Transfer of Account Value

You generally may make transfers of your account value among the variable investment options and the guaranteed interest division. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends.

Currently, we do not limit your number of transfers, but we reserve the right to do so if we determine the trading within your policy is excessive. You may not make transfers during the continuation of coverage period. ***See Excessive Trading, page 37, and Continuation of Coverage, page 34.***

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. You may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing.

Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request, we transfer the entire amount.

Excessive Trading

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:
- increased trading and transaction costs
- forced and unplanned portfolio turnover
- lost opportunity costs
- large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers and impose a fee for each future transfer of up to $25. We will take such actions when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

Guaranteed Interest Division Transfers

Transfers into the guaranteed interest division are not restricted.

You may transfer amounts from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days *before* your policy anniversary will occur on your policy anniversary. A request received by us within 30 days *after* your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed. The minimum amount you may transfer is $100.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
- 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year; or

- the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
- $100.

Dollar Cost Averaging

If your policy has at least $10,000 invested in The GCG Trust Liquid Asset Portfolio, you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

The main goal of dollar cost averaging is to help protect your policy values from short-term price changes. This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of a portfolio's shares is high. It also reduces the risk of investing too little when the price of a portfolio's shares is low. Since you transfer the same dollar amount to the variable investment options each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value to be automatically transferred at regular intervals from The GCG Trust Liquid Asset Portfolio to one or more other variable investment options. Fractional percentages, stated to the nearest tenth, are permitted. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source portfolio cannot be included in your automatic rebalancing program.

Changing Dollar Cost Averaging

If you have telephone privileges, you may change the program by telephoning our customer service center or you may fax your request to us. Telephone and facsimile transfers may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request in writing. *See Telephone Privileges, page 46.*

Terminating Dollar Cost Averaging

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate on the date:
  • you specify.
  • your balance in the source portfolio reaches a dollar amount you set.
  • the amount in the source portfolio is equal to or less than the amount to be transferred. We will transfer the remaining amount and dollar cost averaging ends.

Automatic Rebalancing

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options. There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. You may select allocation percentages stated to the nearest tenth. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose automatic rebalancing on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division.

Changing Automatic Rebalancing

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. *See Transfer of Account Value, page 36.*

If you have the guaranteed minimum death benefit and you ask for an automatic rebalancing allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you and ask you for revised instructions. ***See Guaranteed Minimum Death Benefit, page 30.***

Terminating Automatic Rebalancing

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate automatic rebalancing, you still must meet the account value diversification requirements for the guarantee period to continue. ***See Guaranteed Minimum Death Benefit, page 30.***

Policy Loans

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow (policy loan) is:
- the total amount you borrow from your policy; *plus*
- policy loan interest that is capitalized when due; *minus*
- policy loan or interest repayments you make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is your net cash surrender value *minus* the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan for less than $25,000 by telephone or fax. Telephone and facsimile transactions may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transaction request in writing. ***See Telephone Privileges, page 46.***

When you request a loan you may specify the investment options from which the loan will be taken. If you do not specify the investment options, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Currently, loan interest charges on your policy loan accrue daily at an annual interest rate of 4.00% for preferred loans and 6.00% for non-preferred loans. Interest is due in arrears on each policy anniversary. If you do not pay it when due, we add it to your policy loan balance.

Beginning with the 6th policy year, all policy loans up to 10% of the net account value are preferred loans if the insured is age 60 or older. Beginning with the 11th policy year, all policy loans and outstanding loan balances will be considered preferred loans, as a matter of current practice. Beginning with the 21st policy year, all policy loans and outstanding loan balances are guaranteed to be preferred.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division. We follow this same process for loan interest due at your policy anniversary. The loan division is part of our general account specifically designed to hold collateral for policy loans and interest. We credit the loan division with interest at an annual rate of 4%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

Loan Repayment

You may repay your policy loan at any time. We assume that payments you make, other than scheduled premium payments, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

Effects of a Policy Loan

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds or the cash surrender value when payable.

A policy loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. If you do not make loan payments your policy could lapse. Policy loans may cause your policy to lapse if your cash surrender value *minus* policy loan amounts and accrued loan interest is not enough to pay your deductions each month. *See Lapse, page 41.*

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. *See Distributions Other than Death Benefits, page 55.*

If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue.

Partial Withdrawals

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. If your policy qualifies as being "in corridor" you may make partial withdrawals prior to your first anniversary.

A policy is "in corridor" if:
- under death benefit option A, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit.
- under death benefit option B, your account value *multiplied* by the appropriate factor from Appendix A is greater than your stated death benefit *plus* your account value.

You make a partial withdrawal by withdrawing part of your net cash surrender value. If your request is by telephone or fax, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. Telephone and facsimile transactions may not always be available. Telephone or fax systems, whether ours, yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transaction request in writing. *See Telephone Privileges, page 46.*

You may take up to twelve partial withdrawals per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. The maximum withdrawal from an "in corridor" policy prior to the first policy anniversary is limited to the amount that would cause your policy to no longer qualify as "in corridor." If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount *plus* a partial withdrawal fee from your account value. We may deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. *See Charges and Deductions, page 49.*

Partial withdrawals do not reduce the stated death benefit if your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws and if you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. ***See Tax Status of the Policy, page 54.***

We require a minimum death benefit to issue your policy. You are not allowed to take a partial withdrawal if it reduces your death benefit below this minimum.

When you request a partial withdrawal you may specify the investment options from which the partial withdrawal will be taken. If you do not specify one, we will take a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. If you select the guaranteed interest division, however, the amount withdrawn from it may not be for more than your total withdrawal *multiplied* by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal.

Partial withdrawals may have adverse tax consequences. ***See Distributions Other than Death Benefits, page 55.***

Partial Withdrawals under Death Benefit Option A

If you selected death benefit option A, it is your first partial withdrawal of the policy year no more than fifteen years have passed since your policy date and the insured person is not yet age 81, then you may make a partial withdrawal of up to the greater of 10% of your account value or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts withdrawn in excess of the greater of 10% of your account value or 5% of your stated death benefit will reduce your stated death benefit by the amount of the withdrawal and may be subject to a surrender charge, unless your policy death benefit has been increased to meet the federal income tax definition of life insurance. Then at least part of your partial withdrawal may be taken without reducing your stated death benefit.

Partial Withdrawals under Death Benefit Option B

If you have selected death benefit option B, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

Lapse

Your insurance coverage continues as long as your net cash surrender value is enough to pay your deductions each month. Lapse does not apply if either the guaranteed minimum death benefit feature or the special continuation period is in effect and you have met all requirements. ***See Special Continuation Period, page 25, and Guaranteed Minimum Death Benefit, page 30.***

If you have an outstanding policy loan, your policy will lapse if the loan *plus* accrued interest is more than your account value. Thus, during the continuation of coverage period, the policy could lapse if there is an outstanding policy loan even though there are no further monthly deductions.

Grace Period

Your policy enters a 61-day lapse grace period if, on a monthly processing date your net cash surrender value is zero (or less); the three-year special continuation period has expired, or you have not paid the required special continuation period premium; and you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally is the past due charges, *plus* your estimated monthly policy and rider deductions for the next two months. If the insured person dies during the grace period we do pay death proceeds to your beneficiaries with reductions for your policy loan balance, accrued loan interest and monthly deductions owed.

We will send you a lapse notice if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable investment options and guaranteed interest division. We deduct amounts you owe us including surrender charges and inform you that your coverage has ended.

If You Have the Guaranteed Minimum Death Benefit in Effect

After the special continuation period has ended and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover the deductions from your account value on your monthly processing date. ***See Guaranteed Minimum Death Benefit, page 30.***

Lapse Summary

Special Continuation Period		Guaranteed Minimum Death Benefit	
If you meet the requirements	**If you do <u>not</u> meet the requirements or it is no longer in effect**	**If you meet the requirements**	**If you do <u>not</u> meet the requirements or it is no longer in effect**
Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. The charges continue to be deducted and may cause a negative net cash surrender value during the special continuation period. At the end of the special continuation period, you must pay enough premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly charges for the following two months or your policy will lapse.	Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses.	Your policy does not lapse if you do not have enough net cash surrender value to pay the monthly charges. However, if you have riders, they lapse after the grace period and only your base coverage remains in force. Charges for your base coverage are then deducted each month to the extent that there is sufficient net account value to pay them. If there is not sufficient net account value to pay a charge, it is permanently waived.	Your policy enters the grace period if your net cash surrender value is not enough to pay the monthly charges, or if your loan *plus* accrued loan interest is more than your cash surrender value. If you do not pay enough premium to cover the past due monthly charges and interest due *plus* the monthly charges and interest due through the end of the grace period, your policy lapses.

Reinstatement

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period.

Unless state law requires differently, we will reinstate your policy and riders if:
- you are the owner and have not surrendered your policy
- you provide satisfactory evidence that the insured person (including those under your riders) is still insurable according to our normal rules of underwriting
- we receive enough premium to keep your policy and riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premium received after reinstatement according to your most recent instructions which may be those in effect at the start of the grace period.

A policy that is reinstated more than 90 days after lapsing will be classified as a modified endowment contract for tax purposes. ***See Modified Endowment Contracts, page 55.***

Surrender

You may surrender your policy for its net cash surrender value any time after the free look period while the insured person is alive. You may take your net cash surrender value in other than one payment.

We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy (or lost policy form) at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. ***See Policy Values, page 35, and Settlement Provisions, page 47.***

If you surrender your policy during the first fourteen policy or segment years we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. ***See Surrender Charge, page 52.***

We do not pro-rate or add back to your account value charges or expenses which we deducted before your surrender.

Surrender of your policy may have adverse tax consequences. ***See Distributions Other than Death Benefits, page 55.***

General Policy Provisions

Free Look Period

You have the right to examine your policy and return it (for any reason) to us within the period shown in the policy. The right to examine your policy (also called free look period) starts on the date you receive it. If you return your policy to us within your state's specified time limit, we cancel it as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined by law. Generally, there are two types of free look refunds:
- some states require a return of all premium we receive.
- other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund will affect when premium we receive before the end of the free look period is allocated into the variable investment options. ***See Allocation of Net Premium, page 25.***

Your Policy

The contract between you and us is the combination of:
- your policy (or certificate)
- a copy of your original application and applications for benefit increases or decreases
- your riders
- endorsements
- policy schedule pages
- reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person generally can be no older than age 85.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death proceeds. Other surviving beneficiaries receive death proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences.** *See Other, page 57.*

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences.** *See Other, page 57.*

Incontestability

After your policy has been in force and the insured person is alive for two years from your policy date, and from the effective date of any new segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death proceeds to:
- the total premium we receive to the time of death; *minus*
- outstanding policy loan and accrued loan interest; *minus*
- partial withdrawals taken.

We make a limited payment to the beneficiaries for a new segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and monthly expense charges which were deducted for the increase.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- death proceeds
- net cash surrender value
- partial withdrawals
- loan proceeds.

We may delay processing these transactions if:
- the NYSE is closed for trading
- trading on the NYSE is restricted by the SEC
- there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of an investment option's assets
- a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of the insured person's death. The death proceeds are not affected by subsequent changes in the value of the variable investment options.

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative to call our customer service center to:
- make transfers.
- change premium allocations.
- change your dollar cost averaging and automatic rebalancing programs.
- request partial withdrawals.
- request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- requiring some form of personal identification
- providing written confirmation of any transactions
- tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

Non-participation

Your policy does not participate in the surplus earnings of ING Southland Life.

Distribution of the Policies

The principal underwriter (distributor) for our policies is ING America Equities, Inc., an affiliate and a wholly owned subsidiary of ING Security Life. It is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc., under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. The affiliated broker/dealers may include:
- VESTAX Securities Corporation,
- Locust Street Securities, Inc.,
- Multi-Financial Securities Corporation,
- IFG Network Securities, Inc.,
- Financial Network Investment Corporation,
- Washington Square Securities, Inc.,
- Guaranty Brokerage Services, Inc.,
- ING Financial Advisers, LLC,
- PrimeVest Financial Services, Inc.,
- Granite Investment Services, Inc.,
- Financial Northeastern Securities, Inc.,
- Aeltus Capital, Inc.,
- BancWest Investment Services, Inc.,
- Baring Investment Services, Inc.,
- Compulife Investor Services, Inc.,
- Directed Services, Inc.,
- ING Barings Corp.,
- ING Direct Funds Limited,
- ING DIRECT Securities, Inc.,
- ING Funds Distributor, Inc.,
- ING TT&S (U.S.) Securities, Inc.,
- Systematized Benefits Administrators, Inc.,
- United Variable Services, Inc.

All broker/dealers who sell this policy have entered into selling agreements with us. Under these selling agreements, we pay a distribution allowance to broker/dealers, who pay commissions to their agents/registered representatives who sell this policy.

The policy has two structures for the distribution allowance, but the structure does not affect fees or charges on your policy.

Under one structure, the distribution allowance is up to 90% of the first target premium we receive in the first two policy years.

Under the other structure, the distribution allowance is up to 85% of the first target premium we receive in the first two policy years. For premium over target we pay less. A bonus may be paid on aggregate sales.

Although it varies by policy, we estimate the typical first-year compensation payable to a selling broker/dealer if a policy pays target premium to be $13 per $1,000 of stated death benefit.

Broker/dealers receive renewal payments (trails) of up to 0.25% of the average net account value in policy years 6 through 10, and at lower rates thereafter.

We pay wholesaler fees and marketing and training allowances. We may provide repayments or make sponsor payments for broker/dealers to use in sales contests for their registered representatives. We do not hold contests directly based on sales of this product. We do hold training programs from time to time at our own expense. We pay dealer concessions, wholesaling fees, other allowances and the costs of all other incentives or training programs from our resources which include sales charges.

For sales of certain policies with reduced or waived charges, distribution allowances and renewal payments may be reduced or eliminated.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
* articles on variable life insurance and other information published in business or financial publications
* indices or rankings of investment securities
* comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options and investment portfolios. Past performance is not indicative of future performance of the variable investment options or investment portfolios and is not reflective of the actual investment experience of policyowners.

We may feature certain variable investment options, the underlying investment portfolios and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Provisions

You may elect to take your net cash surrender value in other than one lump sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

Option I: Payouts for a Designated Period

Option II: Life Income with Payouts Guaranteed for a Designated Period

Option III: Hold at Interest

Option IV: Payouts of a Designated Amount

Option V: Other Options We Offer at the Time We Pay the Benefit

If none of these settlement options have been elected, your net cash surrender value or the death benefit proceeds will be paid in one lump sum payment. Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which can be accessed through the use of a checking account provided to the beneficiaries. Interest earned on this account may be less than interest paid on other settlement options.

Administrative Information About the Policy

Voting Privileges

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the investment portfolio's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are changes in the fundamental investment policy of a particular investment portfolio or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to those in which you have invested assets as of the record date set by the investment portfolio's Board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option for your policy by dividing your account value in that option by the net asset value of one share of the matching investment portfolio.

Material Conflicts

We are required to track events to identify material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The Boards of the investment portfolios, ING Southland Life, and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:

- state insurance law or federal income tax law changes
- investment management of an investment portfolio changes
- voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in our next semi-annual report to owners.

Under the 1940 Act, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

Right to Change Operations

Subject to state and federal law limitations and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our separate account with respect to some or all classes of policies:

- Change the investment objective.
- Offer additional variable investment options which will invest in investment portfolios we find appropriate for policies we issue.
- Eliminate variable investment options.
- Combine two or more variable investment options.
- Substitute a new investment portfolio for a portfolio in which a variable investment option currently invests. A substitution may become necessary if, in our judgment:
    - » an investment portfolio no longer suits the purposes of your policy
    - » there is a change in laws or regulations
    - » there is a change in an investment portfolio's investment objectives or restrictions
    - » the investment portfolio is no longer available for investment
    - » another reason we deem a substitution is appropriate.
      In the case of a substitution, the new investment portfolio may have different fees and charges than the investment portfolio it replaced.
- Transfer assets related to your policy class to another separate account.
- Withdraw the separate account from registration under the 1940 Act.
- Operate the separate account as a management investment company under the 1940 Act.
- Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.
- Stop selling these policies.
- End any employer or plan trustee agreement with us under the agreement's terms.
- Limit or eliminate any voting rights for the separate account.
- Make any changes required by the 1940 Act or its rules or regulations.
- Close an investment option to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

Reports to Owners

At the end of each policy year we send a report to you that shows:

- your total net policy death benefit (your stated death benefit *plus* adjustable term insurance rider death benefit, if any)
- your account value
- your policy loan, if any, *plus* accrued interest
- your net cash surrender value
- your account transactions during the policy year showing net premium, transfers, deductions, loan amounts and withdrawals.

We send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio.

We send confirmation notices to you throughout the year for certain policy transactions such as partial withdrawals and loans.

CHARGES AND DEDUCTIONS

The amount of a charge may not correspond to the cost incurred by us to provide the service or benefit. For example, the sales charge may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.

Premium Deductions

We treat payments we receive as premium if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

Tax Charges

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0% to 5%. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay.

To cover our estimated costs for the federal income tax treatment of deferred acquisition costs we deduct 1.5% of each premium payment. This cost is determined solely by the amount of life insurance premium we receive.

We reserve the right to increase or decrease this charge for taxes if there are changes in the tax law, within limits set by state law. We also reserve the right to increase or decrease the charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.

Sales Charge

We deduct a percentage from each premium payment to help cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses to sell the policy.

Currently, we charge 4% of each premium we receive up to target premium for the first ten policy or segment years. We guarantee that the sales charge percentage we impose on all premium payments will not exceed 4%.

To determine your applicable sales charge, premium payments we receive after an increase in stated death benefit are allocated to your death benefit segments in the same proportion as the target premium of each segment bears to the sum of the target premium of all segments.

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 53 .***

Monthly Charges

We deduct charges from your account value on each monthly processing date until the policy anniversary nearest the insured person's 100th birthday. You may designate one investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction investment option or the amount in your designated deduction investment option is not enough to cover the monthly charges, then your monthly charges are taken from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the monthly processing date.

Mortality and Expense Risk Charge

Each month, we deduct from your account value a percentage of the amount in the variable investment options for the mortality and expense risks we assume. This charge appears on your statement or confirmation.

We charge:

Policy Years	Annual Rate	Monthly Rate
1-5	0.90%	0.075%
6-10	0.60%	0.05%
11+	0.15%	0.0125%

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable investment options are greater than the amount we estimated.

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.

We may reduce or waive the mortality and expense risk charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 53.***

Charges and Deductions

Administrative Charge

We currently charge a per month administrative charge of $7. We guarantee that this charge will never be higher than $10 per month.

This charge is designed to compensate us for ongoing costs such as:
- premium billing and collections
- claim processing
- policy transactions
- record keeping
- reporting and communications with policy owners
- other expenses and overhead.

We may reduce or waive the administrative charge for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 53.***

Cost of Insurance Charge

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death proceeds that may be more than your account value.

The cost of insurance charge is equal to our current monthly cost of insurance rate *multiplied* by the net amount at risk for each segment of your death benefit. We calculate the net amount at risk monthly, on the monthly processing date. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges.

If your base death benefit on a monthly processing date increases as a requirement of the federal income tax law definition of life insurance, the net amount at risk for your base death benefit for that month also increases. Because your target death benefit did not change, the net amount at risk for your adjustable term insurance rider decreases. The amount of your cost of insurance charge varies from month to month as a result of changes in your net amount at risk,

changes in the death benefit and the increasing age of the insured person. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage as of the monthly processing date.

We base your current cost of insurance rates on the insured person's age, gender, policy duration, target death benefit and premium class on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to each segment of the base death benefit, and your riders.

The cost of insurance or rider charges for a class of insured persons may change from time to time. We base the new charge on changes in expectations about:
- investment earnings
- mortality
- the time policies remain in effect
- expenses
- taxes.

These rates are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table. The guaranteed maximum rates for the adjustable term insurance rider are 125% of the levels in the 1980 Commissioner's Standard Ordinary Sex and Smoker Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your policy schedule pages.

There are no cost of insurance charges during the continuation of coverage period.

We may reduce or waive the cost of insurance charges for certain group or sponsored arrangements or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 53.***

Rider Charges

On each monthly processing date, we deduct the cost of your riders. Rider charges do not include those which are charged as a cost of insurance. ***See Riders, page 31.***

Guaranteed Minimum Death Benefit Charge

If you choose the guaranteed minimum death benefit feature, we currently charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. This charge is guaranteed never to be more than $0.01 per $1,000 of stated death benefit each month.

Transaction Fees

We charge fees for certain transactions under your policy. You may choose any investment option or combination of investment options from which we will deduct these fees. Otherwise, we will deduct these fees from the variable investment options and guaranteed interest division in the same proportion that your account value in each has to your total net account value on the transaction date.

Partial Withdrawal Fee

We deduct a service fee of 2% of the requested partial withdrawal (but not more than $25) from your account value for each partial withdrawal. A surrender charge may also apply. ***See Partial Withdrawals, page 40.***

Excess Illustration Fee

We currently do not deduct a fee for policy illustrations. However, we reserve the right to assess a fee of $25 per illustration after the first in each policy year.

Surrender Charge

We deduct a surrender charge from your account value during the first fourteen years of your policy,

or death benefit segment if you:
- surrender your policy
- reduce your stated death benefit
- allow your policy to lapse
- take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges proportionately based on the account value in each investment option.

The surrender charge is a dollar amount (guaranteed not to exceed $35) per $1,000 of stated death benefit based on the insured person's age and the policy or segment year.

The maximum surrender charge remains level for the first nine years of each death benefit segment and then decreases at the beginning of each following policy year by one-sixth of the amount in effect at the end of the ninth policy year. This decrease continues until your surrender charge reaches zero at the earlier of the beginning of your fifteenth policy year, or the year when the insured person reaches age 98.

If you change your death benefit option, this may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge and we do not reduce future surrender charges.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own fourteen year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

Example of Surrender Charge

An example of the calculation of surrender charges follows:

Assume the stated death benefit on your policy is $200,000 and the insured person is age 45 when we issue your policy.

Policy/Segment Year	Surrender Charge
1	$3,320.00
2	3,320.00
3	3,320.00
4	3,320.00
5	3,230.00
6	3,320.00
7	3,320.00
8	3,320.00
9	3,320.00
10	2,767.00
11	2,213.00
12	1,660.00
13	1,107.00
14	553.00
15	0.00

We may reduce or waive the surrender charge for certain group or sponsored arrangements, or for corporate purchasers. ***See Group or Sponsored Arrangements, or Corporate Purchasers, page 53.***

Other Charges

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. So no charge is currently made for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.

Group or Sponsored Arrangements, or Corporate Purchasers

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of ING Southland LIfe, its affiliates and appointed sales agents), corporate purchasers, or special exchange programs which we may offer from time to time, we may reduce or waive the:
- surrender charge
- length of time a surrender charge applies
- partial withdrawal fee
- administrative charge

- minimum death benefit
- minimum annual premium
- target premium
- sales charges
- cost of insurance charges
- other charges normally assessed.

We reduce or waive these items based on expected economies. Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals on a group basis or endorse a policy to a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not unfairly discriminate in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Company

The Company is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended. The separate account is not a separate entity from the company. Therefore, the separate account is not taxed separately as a "regulated investment company," but is taxed as part of the company. Investment income and realized capital gains attributable to the separate account are automatically applied to increase reserves under the policy. Because of this, under existing federal income tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the policies. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the separate account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed in income or gains attributable to the separate account, then we may impose a charge against the separate account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "guideline premium/cash value corridor test" specified in Code Section 7702. While there is very little guidance as to how these requirements are applied, we believe it is reasonable

to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit and a minimum "corridor" of death benefit in relation to account value. *See Appendix A, page 166, for a table of the Guideline Premium/Cash Value Corridor Test factors.*

We will at all times strive to assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. *See Tax Treatment of Policy Death Benefits, page 55.*

Diversification and Investor Control Requirements

In addition to meeting the Code Section 7702 tests, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have represented that they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance policy, may be considered the owner for federal income tax purposes of the separate account assets used to support your policy. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if

---

the contract owner has "*indicia of ownership*" in those assets. "*Indicia of ownership*" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. While we believe that the policy does not give you investment control over the assets of the separate account, we reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise qualify your policy for favorable tax treatment.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.

Tax Treatment of Policy Death Benefits

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction in benefits, could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Multiple Policies

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.

Modified Endowment Contracts

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

2. Loan amounts taken from or secured by a policy classified as a modified endowment contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59 ½, (b) which are attributable to the taxpayer's becoming disabled (as defined in the Internal Revenue Code), or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be

treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year 10 are uncertain and a tax advisor should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free, and will be increased by the amount of taxable loan distributions under a modified endowment contract.

Policy Loans

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a preferred loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Accelerated Death Benefit Rider

We believe that payments under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (***See Accelerated Death Benefit Rider, page 33***, for more information about this rider.) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

Continuation of Policy Beyond Age 100

The tax consequences of continuing the policy beyond the policy anniversary nearest the insured person's 100th birthday are unclear. You should consult a tax adviser if you intend to keep the policy in force beyond the policy anniversary nearest the insured person's 100th birthday.

Section 1035 Exchanges

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Possible Tax Law Changes

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.

Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or take distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Other

Policy owners may use our policies in various arrangements, including:
- qualified plans
- non-qualified deferred compensation or salary continuance plans
- split dollar insurance plans
- executive bonus plans
- retiree medical benefit plans
- other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

Directors and Principal Officers

Name and Address	Position with Company	Business Experience During Past 5 Years
John R. Barmeyer*	Director & Senior Vice President	Has held various director and officer positions with various affiliated companies within the ING organization, including positions as Director and Senior Vice President.
Wayne R. Huneke*	Director and Chief Financial Officer	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chief Financial Officer, President, Senior Executive Vice President, Senior Vice President, Vice President, and Treasurer.
P. Randall Lowery*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Executive Vice President, and General Manager and Chief Actuary.
Thomas J. McInerney**	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, and Chief Executive Officer.
Robert C. Salipante***	Director & Chief Executive Officer	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, Chairman, Vice Chairman, Chief Executive Officer, Chief Operating Officer, President, and Senior Vice President.
Chris D. Schreier*	Director & President	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization, including positions as Director, President, Vice President, Second Vice President, Treasurer, and Assistant Treasurer.
Mark A. Tullis*	Director	Has held several directorships and various executive officer positions with various affiliated companies within the ING organization since 1999, including positions as Director, President, Treasurer, and General Manager and Chief of Staff. Executive Vice President of Primerica from 1994 to 1999.
Shari A. Enger****	Vice President and Controller	Has held various officer positions with various affiliated companies within the ING organization, including positions as Vice President and Controller, Finance Officer, Treasurer, and Assistant Treasurer.
David S. Pendergrass*	Vice President and Treasurer	Has held several executive officer positions with various affiliated companies within the ING organization, including positions as Vice President and Treasurer.
Paula Cludray-Engelke***	Secretary	Has held various officer positions with various affiliated companies within the ING organization, including positions as Secretary, Assistant Secretary, Director of Individual Compliance, Director of Contracts Compliance and Special Benefits.

Directors, officers and employees of the Company are covered by a blanket fidelity bond in an amount in excess of $60 million issued by Lloyds of London.

*The address of these Directors and Officers is 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. These individuals may also be directors and/or officers of other affiliates of the Company.

**The address of this Director is 151 Farmington Avenue, Hartford, Connecticut 06156. This individual may also be a director and/or an officer of other affiliates of the Company.

***The address of this Director and these Officers is 20 Washington Avenue South, Minneapolis, Minnesota 55401. These individuals may also be directors and/or officers of other affiliates of the Company.

****The address of this Officer is 1290 Broadway, Denver, Colorado 80203. This individual may also be an officer of other affiliates of the Company.

Additional Information

Regulation

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Texas which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.

Legal Matters

The legal matters in connection with the policy described in this prospectus and certain matters relating to federal securities laws have been passed on by Counsel of ING Southland Life.

Legal Proceedings

We are aware of no material legal proceedings pending which involve the separate account as a party or which would materially affect the separate account. The company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. Moreover, plaintiffs oftentimes seek to have cases certified as class actions. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the company's financial position or interfere with its operations.

The company is involved in regulatory market conduct examinations regarding its historical premium practices. The company has reached an agreement to resolve these market conduct examinations with regulators. It also has agreed to a settlement with a nationwide class of Industrial Life insurance policyholders to resolve any claims they may have regarding its historical premium setting practices. This agreement is subject to court approval. All estimated costs of settlement, including attorneys fees, are included in current litigation reserves established by the company.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.

Experts

The statutory-basis financial statements of Southland Life Insurance Company at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, and the financial statements of the Southland Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Actuarial matters in this prospectus have been examined by Lawrence D. Taylor, F.S.A., M.A.A.A., who is Senior Vice President of ING Southland Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC.

Registration Statement

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the 1933 Act, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.

FINANCIAL STATEMENTS

The statutory-basis financial statements of Southland Life Insurance Company ("ING Southland Life") at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, are prepared in conformity with accounting practices prescribed or permitted by the Texas Department of Insurance, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States, and start on page 63.

The financial statements included for the Southland Separate Account L1 at December 31, 2001, and for each of the three years in the period then ended, are prepared in accordance with accounting principles generally accepted in the United States and represent those divisions that had commenced operations by that date.

The financial statements of ING Southland Life, as well as the financial statements included for the Southland Separate Account L1 referred to above have been audited by Ernst & Young LLP. The financial statements of ING Southland Life should be distinguished from the financial statements of the Southland Separate Account L1 and should be considered only as bearing upon the ability of ING Southland Life to meet its obligations under the policies. They should not be considered as bearing upon the investment experience of the divisions of Southland Separate Account L1.

Financial Statements

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FINANCIAL STATEMENTS – STATUTORY BASIS
Southland Life Insurance Company
Years ended December 31, 2001, 2000 and 1999
with Report of Independent Auditors

Southland Life Insurance Company

Financial Statements – Statutory Basis

Years ended December 31, 2001, 2000 and 1999

Contents

Report of Independent Auditors

Board of Directors and Stockholders
Southland Life Insurance Company

We have audited the accompanying statutory basis balance sheets of Southland Life Insurance Company (an indirect, wholly-owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2001 and 2000, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Texas Insurance Department, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of Southland Life Insurance Company at December 31, 2001 and 2000, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2001.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southland Life Insurance Company at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting practices prescribed or permitted by the Texas Insurance Department.

As discussed in Note 3 to the financial statements, in 2001 Southland Life Insurance Company changed various accounting policies to be in accordance with the revised NAIC Accounting Practices and Procedures Manual, as adopted by the Texas Insurance Department.

Ernst & Young LLP

Atlanta, Georgia
March 29, 2002

Southland Life Insurance Company

Balance Sheets – Statutory Basis

	December 31	
	2001	**2000**
	(In Thousands)	
Admitted assets		
Cash and investments:		
Bonds	**$2,060,778**	$1,688,338
Preferred stocks	**138**	1,396
Common stocks	**161**	638
Mortgage loans	**482,113**	461,642
Policy loans	**87,663**	88,693
Other invested assets	**37,694**	9,913
Cash and short-term investments	**105,101**	124,800
Total cash and investments	**2,773,648**	2,375,420
Deferred and uncollected premiums, less loading (2001 – $69; 2000 – $213)	**3,998**	8,459
Accrued investment income	**29,927**	24,161
Reinsurance balances recoverable	**10,727**	21,587
Federal income tax recoverable (including $91 on realized gains at December 31, 2001 and $12,582 net deferred tax asset at December 31, 2001)	**18,689**	–
Indebtedness from related parties	**20**	21,000
Separate account assets	**92,257**	98,288
Other admitted assets	**919**	962
Total admitted assets	**$2,930,185**	$2,549,877

Southland Life Insurance Company

Balance Sheets – Statutory Basis (continued)

	December 31	
	2001	**2000**
	(In Thousands, except share amounts)	
Liabilities and capital and surplus		
Liabilities:		
Policy and contract liabilities:		
Life and annuity reserves	**$2,382,848**	$2,099,802
Accident and health reserves	**7,676**	7,558
Policyholders' funds	**2,823**	3,772
Dividends left on deposit	**656**	691
Dividends payable	**16**	17
Unpaid claims	**14,332**	14,055
Total policy and contract liabilities	**2,408,351**	2,125,895
Accounts payable and accrued expenses	**48,049**	21,188
Indebtedness to related parties	**30,187**	7,907
Litigation reserve	**10,575**	11,762
Asset valuation reserve	**14,894**	19,823
Interest maintenance reserve	**15,721**	20,337
Federal income tax payable (including ($4,246) on realized losses at December 31, 2000)	**–**	13,145
Borrowed money	**47,260**	136,565
Other liabilities	**129,351**	(14,444)
Separate account liabilities	**92,257**	98,288
Total liabilities	**2,796,645**	2,440,466
Commitments and contingencies		
Capital and surplus:		
Common stock, $3 par value:		
Authorized – 2,550,000 shares		
Issued and outstanding – 2,500,000 shares	**7,500**	7,500
Paid-in and contributed surplus	**69,900**	59,600
Unassigned surplus	**56,140**	42,311
Total capital and surplus	**133,540**	109,411
Total liabilities and capital and surplus	**$2,930,185**	$2,549,877

See accompanying notes – statutory basis.

Financial Statements

Southland Life Insurance Company

Statements of Operations – Statutory Basis

| | Year ended December 31 | | |
	2001	2000	1999
	(In Thousands)		
Premiums and other revenues:			
Life, annuity, and accident and health premiums	**$425,718**	$572,754	$449,512
Policy proceeds and dividends left on deposit	**187**	165	385
Net investment income	**175,587**	145,055	124,494
Amortization of interest maintenance reserve	**2,575**	3,092	3,261
Commissions, expense allowances and reserve adjustments on reinsurance ceded	**4,223**	8,996	12,575
Other revenues	**(142)**	–	712
Total premiums and other revenues	**608,148**	730,062	590,939
Benefits paid or provided:			
Death benefits	**61,277**	56,259	51,702
Annuity benefits	**2,732**	3,543	4,720
Surrender benefits	**78,353**	73,801	60,971
Interest on policy or contract funds	**874**	868	841
Accident and health benefits	**3,699**	3,125	29,754
Other benefits	**2,956**	208	225
Increase in life, annuity, and accident and health reserves	**283,163**	425,974	249,319
Net transfers to separate accounts	**7,634**	11,270	13,202
Total benefits paid or provided	**440,688**	575,048	410,734
Insurance expenses:			
Commissions	**71,242**	64,536	65,562
General expenses	**40,976**	45,268	68,278
Insurance taxes	**10,712**	15,090	12,815
Total insurance expenses	**122,930**	124,894	146,655
Gain from operations before policyholder dividends, federal income taxes and net realized capital gains	**44,530**	30,120	33,550
Dividends to policyholders	**54**	61	16
Gain from operations before federal income taxes and net realized capital gains	**44,476**	30,059	33,534
Federal income taxes	**8,169**	24,408	25,562
Gain from operations before net realized capital gains	**36,307**	5,651	7,972
Net realized capital (losses) gains, net of income tax expense (benefit) (2001 – $91; 2000 - ($4,246); 1999- ($1,703) and excluding net transfers to the interest maintenance reserve (2001 – $2,779; 2000 – ($6,726); 1999 – ($3,354))	**(16,733)**	(1,159)	191
Net income	**$ 19,574**	$4,492	$8,163

See accompanying notes – statutory basis.

Southland Life Insurance Company

Statements of Changes in Capital and Surplus – Statutory Basis

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Common stock:			
Balance at beginning and end of year	**$ 7,500**	$ 7,500	$ 7,500
Paid-in and contributed surplus:			
Balance at beginning of year	**$ 59,600**	$ 38,600	$ 25,000
Capital contributions	**10,300**	21,000	13,600
Balance at end of year	**$ 69,900**	$ 59,600	$ 38,600
Unassigned surplus:			
Balance at beginning of year	**$ 42,311**	$ 46,007	$ 50,446
Net income	**19,574**	4,492	8,163
Cumulative effect of changes in accounting principles	**21,557**	–	–
Change in net deferred income tax	**13,775**	–	–
Change in liability for reinsurance in unauthorized companies	**(480)**	–	–
Change in net unrealized capital gains or losses	**(1,118)**	(2,052)	(351)
(Increase) decrease in nonadmitted assets	**(35,611)**	4,090	(2,566)
Decrease (increase) in asset valuation reserve	**4,929**	(2,632)	(2,476)
(Recognition) deferral of gain on reinsurance of existing business, net of tax	**(3,797)**	(7,594)	11,391
Dividends to shareholder	**(5,000)**	–	(18,600)
Balance at end of year	**$ 56,140**	$ 42,311	$ 46,007
Total capital and surplus	**$133,540**	$109,411	$ 92,107

See accompanying notes – statutory basis.

Southland Life Insurance Company

Statements of Cash Flows – Statutory Basis

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Operating activities			
Premiums, policy proceeds, and other considerations received, net of reinsurance paid	**$ 430,289**	$576,184	$ 453,706
Net investment income received	**166,479**	142,575	118,605
Commissions and expense allowances (paid) received on reinsurance ceded	**(3,371)**	1,261	12,575
Benefits paid	**(157,822)**	(136,533)	(162,156)
Net transfers to separate accounts	**(9,473)**	(14,667)	(19,779)
Insurance expenses paid	**(123,869)**	(141,104)	(143,986)
Dividends paid to policyholders	**(54)**	(61)	(17)
Federal income taxes paid	**(27,421)**	(12,280)	(17,947)
Other revenues in excess of other (expenses)	**105**	(9,738)	(928)
Net cash provided by operating activities	**278,660**	405,637	240,073
Investing activities			
Proceeds from sales, maturities, or repayments of investments:			
Bonds	**2,377,610**	887,171	583,330
Preferred stocks	**598**	130	235
Mortgage loans	**39,510**	40,484	25,166
Real estate	**–**	1,150	–
Other invested assets	**1,685**	1,929	485
Miscellaneous proceeds	**139,797**	1,834	7,420
Total investment proceeds	**2,559,200**	932,698	616,636
Tax (payment) benefit on capital gains or losses	**(91)**	4,246	1,703
Net proceeds from sales, maturities, or repayments of investments	**2,559,109**	936,944	618,339
Cost of investments acquired:			
Bonds	**2,758,286**	1,245,456	787,090
Preferred stocks	**–**	396	–
Common stocks	**–**	–	–
Mortgage loans	**59,862**	116,642	64,265
Real estate	**–**	3	1,300
Other invested assets	**6,941**	3,864	2,721
Miscellaneous applications	**22,081**	4,953	7,707
Total cost of investments acquired	**2,847,170**	1,371,314	863,083
Net (decrease) increase in policy loans	**(1,049)**	68	943
Net cash used in investing activities	**(287,012)**	(434,438)	(245,687)

Southland Life Insurance Company

Statements of Cash Flows – Statutory Basis (continued)

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Financing and miscellaneous activities			
Cash provided:			
Capital and surplus paid-in	**31,300**	–	13,600
Borrowed money, net of $136,565 repaid	**(89,260)**	136,565	–
Other cash provided	**51,089**	36,886	95,409
Total other cash (used in) provided	**(10,669)**	173,451	109,009
Other cash applied:			
Dividends paid to shareholders	**–**	–	32,600
Other applications	**679**	45,605	49,782
Total other cash applied	**679**	45,605	82,382
Net cash (used in) provided by financing and miscellaneous activities	**(11,348)**	127,846	26,627
Net (decrease) increase in cash and short-term investments	**(19,699)**	99,045	21,013
Cash and short-term investments:			
Beginning of year	**124,800**	25,755	4,742
End of year	**$ 105,101**	$124,800	$ 25,755

The Company paid interest of $7,155,000, $2,534,000 and $540,000 during 2001, 2000 and 1999, respectively.

See accompanying notes – statutory basis.

Financial Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis

December 31, 2001

1. Nature of Operations and Basis of Financial Reporting

Southland Life Insurance Company (the "Company") is a wholly-owned, Texas-domiciled subsidiary of ING America Life Corporation (the "Parent"), a wholly-owned subsidiary of ING America Insurance Holdings, Inc. The Parent has another insurance subsidiary, Life Insurance Company of Georgia ("LOG"), in addition to a minor non-insurance subsidiary.

The Company's market focus is on the middle-income consumer. The life insurance products offered address retirement accumulation, wealth transfer and estate planning, and death protection needs. Products include universal life, survivorship and traditional life insurance and products with low expense loads to institutional and individual customers. Operations are conducted through independent producers. An increasing portion of the Company's business is no-load products sold to individuals, by fee-base financial planners, businesses and institutions. The Company is presently licensed in forty-nine states (all states except New York), the District of Columbia, and Puerto Rico.

Prior to December 1999, the Company provided stop-loss coverage on group health insurance. Effective December 1, 1999, the Company entered into a reinsurance agreement with SAFECO Life Insurance Company to cede the Company's medical stop loss and group term life business. The commission and expense allowance received on this transaction resulted in a gain of $17,525,000. This gain, net of related taxes of $6,134,000, was deferred in surplus and recognized in the Company's Statement of Operations as earnings over the eighteen months ending on July 2001. These policies were not renewed by the Company at the end of their terms. $3,797,000 of this deferred gain was recognized in earnings in 2001.

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Texas Insurance Department, whose practices differ from accounting principles generally accepted in the United States ("GAAP"). The more significant of these differences are as follows:

Investments

Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

Derivative instruments that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholders' equity rather than to income as required for fair values hedges.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book. The asset is then written down to fair value.

1. Nature of Operations and Basis of Financial Reporting (continued)

Valuation Allowances

The asset valuation reserve (AVR) is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets.

Realized gains and losses on investments are reported in operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statements of operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold and valuation allowances are provided when there has been a decline in value deemed other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Prior to January 1, 2001, valuation allowances were based on the difference between the unpaid loan balance and the estimated fair value of the underlying real estate. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.

1. Nature of Operations and Basis of Financial Reporting (continued)

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

Premiums

Life premiums are recognized as revenue when due. Subsequent to January 1, 2001, premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. Prior to January 1, 2001, annuity premiums were recognized as revenue when due.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities, and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

1. Nature of Operations and Basis of Financial Reporting (continued)

Benefit and Contract Reserves

Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

Reinsurance

For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Such treatment is not required by GAAP. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Nonadmitted Assets

Certain assets designated as "nonadmitted," principally past-due agents' balances, deferred federal income taxes, aged reinsurance receivable and other intangible assets, and other assets not specifically identified as an admitted asset within the Accounting Practices and Procedures Manual are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Prior to January 1, 2001, nonadmitted assets included certain assets designated as nonadmitted. Under GAAP, such assets are included in the balance sheet.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flows

Cash and short-term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

Other significant accounting practices are as follows:

Investments

Bonds, preferred stocks, common stocks, short-term investments and derivative instruments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method.

Redeemable preferred stocks are reported at amortized cost or the lower of amortized cost or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/(losses) are reported in unassigned surplus with any adjustment for federal income taxes. Prior to January 1, 2001, the related net unrealized capital gains/(losses) were reported in unassigned surplus without any adjustment for federal income taxes.

The Company uses interest rate swaps, options and certain other derivatives as part of its overall interest rate risk management strategy for certain life insurance and annuity products. As the Company only uses derivatives for hedging purposes, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on those instruments are included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Mortgage loans are reported at unpaid principal balances, less allowance for impairments.

Policy loans are reported at unpaid principal balances.

Other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

1. Nature of Operations and Basis of Financial Reporting (continued)

Investments (continued)

For reverse repurchase agreements, Company policies require a minimum of 102% of the fair value of securities purchased under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Dollar roll transactions are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

Short-term investments are reported at cost. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Other invested assets are reported at amortized cost using the effective interest method. Other invested assets primarily consist of residual collateralized mortgage obligations and partnership interests.

Realized capital gains and losses are determined using the specific identification basis.

Aggregate Reserve for Life Policies and Contracts

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.5% to 5.5%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Aggregate Reserve for Life Policies and Contracts (continued)

The methods used in valuation of substandard policies are as follows:

1. For Life, Endowment and Term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

2. For reinsurance accepted:

   a. with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating;

   b. with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the State of Texas, is $511,595,000 at December 31, 2001. The amount of reserves for policies on which gross premiums are less than the net premiums is $3,249,000 at December 31, 2001.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

1. Nature of Operations and Basis of Financial Reporting (continued)

Reinsurance

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts, and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

Deferred Taxes

Prior to January 1, 2001, deferred federal income taxes were not provided for differences between the financial statement amounts and the tax bases of assets and liabilities. Starting in 2001, deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Basis of Financial Reporting (continued)

Nonadmitted Assets

Nonadmitted assets are summarized as follows:

	December 31, 2001	January 1, 2001
	(In Thousands)	
Amount receivable under reinsurance contracts	$16,827	$ –
Deferred federal income taxes	69,630	51,699
Agents' debit balances	2,842	2,196
Bonds in default	1,654	48
Other	425	218
Total nonadmitted assets	$91,378	$54,196

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets. The change in bonds in default is reported directly in surplus as a change in unrealized capital gains or losses.

Claims and Claims Adjustment Expenses

Claim expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31. The Company does not discount claim and claim adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31.

1. Nature of Operations and Basis of Financial Reporting (continued)

Cash Flow Information

Cash and short-term investments includes cash on hand, demand deposits and short-term fixed maturity instruments (with a maturity of less than one year at date of acquisition).

The Company borrowed and repaid $16,800,000, $61,600,000 and $59,450,000 during 2001, 2000 and 1999, respectively. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings under dollar roll transactions. Interest paid on borrowed money was $25,000, $71,000 and $540,000 during 2001, 2000 and 1999, respectively.

Separate Accounts

Separate accounts held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. The operations of the separate accounts are not included in the accompanying statements of operations.

Reclassifications

Certain prior year amounts in the Company's statutory-basis financial statements have been reclassified to conform to the 2001 financial statement presentation.

Financial
Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

2. Permitted Statutory Basis Accounting Practices

The Company prepares statutory basis financial statements in accordance with accounting practices prescribed or permitted by the Texas Department of Insurance. "Prescribed" statutory accounting practices include state laws, regulations and general administrative rules, as well as a variety of publications of the NAIC. "Permitted" statutory accounting practices encompasses all accounting practices that are not prescribed; such practices may differ from state to state, and from company to company within a state, and may change in the future.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the State of Texas Insurance Department. As of December 31, 2001 and 2000, the Company had no such permitted accounting practices.

3. Accounting Changes

The NAIC has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual was effective January 1, 2001.The State of Texas has adopted the provisions of the revised manual. The revised manual has changed, to some extent, prescribed statutory accounting practices and has resulted in changes to the accounting practices that the Company uses to prepare its statutory basis financial statements. The Company adopted the revised Accounting Practices and Procedures Manual on January 1, 2001.

Accounting changes adopted to conform to the provisions of the Accounting Practices and Procedures Manual are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned surplus in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change in accounting principle, as an adjustment that increased unassigned surplus approximately $21,557,000 as of January 1, 2001.

Included in this total adjustment is an increase in unassigned surplus of approximately $16,738,000 related to deferred taxes and approximately $4,819,000 related to prepayment penalties of bonds and mortgage loans released from the IMR.

3. Accounting Changes (continued)

During 2001, the Company refined its method of estimating reinsurance reserve credits. Under the new method, the Company estimated the credits to be $41,000,000 as of December 31, 2001. For 2001, this change resulted in increased net income and surplus of $35,800,000 over the previous method. At December 31, 2000 and 1999, the credit amounted to approximately $5,200,000 calculated under the previous method. Had the Company used the new method as of December 31, 2000, estimated reserve credits would have been between $28,000,000 and $31,000,000. If the Company had implemented this change in prior years, liabilities, surplus and net income (after tax effect) would have been approximately $2,423,696,000, $126,181,000 and $21,262,000, respectively, in 2000; and $1,928,074,000, $106,927,000 and $22,983,000, respectively, in 1999.

4. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2001				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 63,077	$644	$ 1,011	$ 62,710
States, municipalities and political divisions	418	–	12	406
Public utilities securities	59,844	2,198	1,951	60,091
Foreign Government	66,685	1,545	4,782	63,448
Corporate securities	802,779	21,047	11,874	811,952
Mortgage backed securities	711,869	13,355	1,827	723,397
Other structured securities	357,760	13,498	10,651	360,607
Total fixed maturities	2,062,432	52,287	32,108	2,082,611
Preferred stocks	138	–	–	138
Common stocks	71	119	29	161
Total equity securities	$2,062,641	$52,406	$32,137	$2,082,910

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
December 31, 2000				
U.S. Treasury securities and obligations of U.S. Government agencies and corporations	$ 38,193	$913	$ 162	$ 38,944
States, municipalities and political divisions	9,370	113	–	9,483
Public utilities securities	74,945	2,322	2,943	74,324
Corporate securities	602,638	12,145	24,057	590,726
Mortgage backed securities	634,407	9,917	5,664	638,660
Other structured securities	328,833	9,885	11,985	326,733
Total fixed maturities	1,688,386	35,295	44,811	1,678,870
Preferred stocks	1,396	–	–	1,396
Common stocks	552	125	39	638
Total equity securities	$1,690,334	$35,420	$44,850	$1,680,904

Financial Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

At December 31, 2001 and 2000, bonds with an amortized cost of $9,608,000 and $9,287,000, respectively, were on deposit with various insurance departments to meet regulatory requirements.

The amortized cost and fair value of debt securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
December 31, 2001		
Maturity:		
Due after 1 year through 5 years	$ 326,087	$ 331,322
Due after 5 years through 10 years	358,375	357,920
Due after 10 years	308,341	309,365
	992,803	998,607
Mortgage backed	711,869	723,397
Other structured securities	357,760	360,607
Total	$2,062,432	$2,082,611

Reconciliation of bonds from amortized cost to carrying value as of December 31:

	2001	2000
	(In Thousands)	
Amortized cost	$2,062,432	$1,688,386
Less nonadmitted bonds	1,654	48
Carrying value	$2,060,778	$1,688,338

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

Proceeds from sales of investments in debt securities during 2001, 2000 and 1999 were $2,377,610,000, $887,171,000 and $583,330,000, respectively. Gross gains of $13,621,000, $2,269,000 and $5,278,000 and gross losses of $23,584,000, $14,288,000 and $11,697,000 were realized on sales of debt securities in 2001, 2000 and 1999, respectively.

Net realized (losses) gains, before capital gains tax and interest maintenance reserve transfers and changes in net unrealized (losses) gains, are summarized as follows:

	Capital (Losses) Gains			Net Capital
	Bonds	**Stocks**	**Other**	**(Loss) Gain**
	(In Thousands)			
2001:				
Net realized	**$(9,963)**	**$(1,140)**	**$(2,760)**	**$(13,863)**
Net unrealized	**(1,606)**	**4**	**484**	**(1,118)**
Total	**$(11,569)**	**$(1,136)**	**$(2,276)**	**$(14,981)**
2000:				
Net realized	$(12,019)	$(23)	$(89)	$(12,131)
Net unrealized	62	(14)	(2,100)	(2,052)
Total	$(11,957)	$(37)	$ (2,189)	$(14,183)
1999:				
Net realized	$(6,419)	$42	$ 1,511	$(4,866)
Net unrealized	198	87	(636)	(351)
Total	$(6,221)	$129	$875	$(5,217)

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

Major categories of net investment income are summarized as follows:

	Year ended December 31		
	2001	**2000**	**1999**
	(In Thousands)		
Income:			
Bonds	**$137,690**	$111,663	$ 92,453
Mortgage loans	**39,905**	32,581	30,410
Policy loans	**4,990**	3,909	5,216
Other	**6,314**	3,979	1,296
Total investment income	**188,899**	152,132	129,375
Investment expenses	**(13,311)**	(7,077)	(4,881)
Net investment income	**$175,587**	$145,055	$124,494

The maximum and minimum lending rates for long-term mortgage loans during 2001 were 8.04% and 7.05%, respectively. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 73.55% on commercial properties. As of December 31, 2001, the Company held no mortgages with interest more than 180 days overdue. Total interest due equals $4,881.

The Company also entered into dollar roll transactions to increase its return on investments and improve liquidity. Dollar rolls involve a sale of securities and an agreement to repurchase substantially the same securities as the securities sold. The securities involved in the dollar rolls are accounted for as short-term collateralized financings and the repurchase obligation is reported in borrowed money. The repurchase obligation totaled $47,260,000 at December 31, 2001. Such borrowings averaged approximately $156,598,000 during 2001 and were collateralized by investment securities

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

4. Investments (continued)

with fair values approximately equal to the loan value. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $41,014,646. The securities have a weighted average coupon of 6.9% and have maturities ranging from December 2016 to 2031. The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments (such excess was not material at December 31, 2001). The Company believes the counterparties to the dollar roll agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. The agreements mature prior to the end of January 2002. The amount due on these agreements included in borrowed money is $4,700,000. The securities underlying these agreements are mortgage-backed securities with a book value and fair value of $5,700,000, respectively. The securities have a weighted average coupon of 7.5% and have a maturity of December 2029.

5. Derivative Financial Instruments Held for Purposes Other than Trading

The Company enters into interest rate contracts, including swaps and options, to reduce and manage risks which include the risk of a change in the value, yield, price, cash flows, quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are supported by cash flow matching, scenario testing and duration matching. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.

Financial Statements

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

Premiums paid for the purchase of interest rate contracts are included in other invested assets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged. Amounts paid or received, if any, from such contracts are included in interest expense or income. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Interest rate contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of the derivative are recorded as investment income. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

5. Derivative Financial Instruments Held for Purposes Other than Trading (continued)

The table below summarizes the Company's interest rate contracts included in other invested assets at December 31, 2001 and 2000 (in thousands):

	December 31, 2001		
	Notional Amount	**Carrying Value**	**Fair Value**
Interest rate contracts:			
Swaps	**$20,000**	**$ –**	**$ 824**
Options owned	**42,000**	**1,023**	**1,023**
Total derivatives	**$62,000**	**$1,023**	**$1,847**

	December 31, 2000		
	Notional Amount	**Carrying Value**	**Fair Value**
Interest rate contracts:			
Swaps	$20,000	$ –	$269
Options owned	33,600	331	331
Total derivatives	$53,600	$331	$600

6. Concentrations of Credit Risk

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $267,314,000 and $126,928,000 and with an aggregate market value of $252,412,000 and $107,909,000 at December 31, 2001 and 2000, respectively. Those holdings amounted to 13.0% of the Company's investments in bonds and 9.1% of total admitted assets at December 31, 2001.

The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

Financial
Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

6. Concentrations of Credit Risk (continued)

The Company held unrated bonds of $107,617,000 and $219,934,000 with an aggregate NAIC market value of $106,401,000 and $219,861,000 at December 31, 2001 and 2000, respectively. The carrying value of these holdings amounted to 5.2% of the Company's investment in bonds and 3.7% of the Company's total admitted assets at December 31, 2001.

At December 31, 2001, the Company's commercial mortgages involved a concentration of properties located in Pennsylvania (13%), Florida (11%) and Texas (10%). The remaining commercial mortgages relate to properties located in 30 other states. The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens. The maximum mortgage outstanding on any individual property is $19,521,000.

7. Annuity Reserves

At December 31, 2001 and 2000, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31, 2001	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 1,882	5.1%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	28,369	77.4
Not subject to discretionary withdrawal	6,410	17.5
Total annuity reserves and deposit fund liabilities— before reinsurance	36,661	100.0%
Less reinsurance	–	
Net annuity reserves and deposit fund liabilities	$36,661	

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

7. Annuity Reserves (continued)

	December 31, 2000	
	Amount	Percent
	(In Thousands)	
Subject to discretionary withdrawal (with adjustment):		
At book value less surrender charge	$ 3,017	6.1%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	38,471	77.7
Not subject to discretionary withdrawal	8,034	16.2
Total annuity reserves and deposit fund liabilities— before reinsurance	49,522	100.0%
Less reinsurance	–	
Net annuity reserves and deposit fund liabilities	$49,522	

8. Employee Benefit Plans

The Company does not sponsor an employee retirement plan. Home office and field office services are provided to the Company by employees of LOG, an affiliated insurer. The Company reimburses LOG for the actual cost of salaries and fringe benefits of employees utilized in providing administrative services to the Company.

The Company does not sponsor a deferred compensation plan, but reimburses LOG for the actual cost of fringe benefits for employees providing administrative services to the Company. The Company has an unfunded noncontributory, nonqualified deferred compensation plan covering certain agents in the General Agency Sales Division.

9. Separate Accounts

Separate account assets and liabilities represent funds held for the benefit of the Company's variable life and annuity policyholders. Such policies are of a nonguaranteed return nature. All net investment experience positive or negative, is attributed to the policyholders' account values. The assets and liabilities of these accounts are carried at market value.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

9. Separate Accounts (continued)

Premiums, deposits, and other considerations received for the years ended December 31, 2001, 2000 and 1999 were $30,061,000, $30,562,000 and $29,654,000, respectively.

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

	2001	**2000**	**1999**
	(In Thousands)		
Transfers as reported in the summary of operations of the Separate Accounts Statement:			
Transfers to separate accounts	**$31,395**	$32,345	$31,472
Transfers from separate accounts	**23,701**	21,068	25,831
Net transfers to separate accounts	**7,694**	11,277	5,641
Reconciling adjustments:			
CARVM/CRVM Adjustment		–	7,579
Miscellaneous transfers	**(60)**	(7)	(18)
Transfers as reported in the Statement of Operations	**$ 7,634**	$11,270	$13,202

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

9. Separate Accounts (continued)

| | December 31 | |
	2001	2000
	(In Thousands)	
Reserves for separate accounts by withdrawal characteristics:		
Subject to discretionary withdrawal:		
With market value adjustment	$ –	$ –
At book value without market value adjustment less current surrender charge of 5% or more	59,560	56,150
At market value	–	–
At book value without market value adjustment less current surrender charge of less than 5%	13,884	13,884
Subtotal	73,444	81,160
Not subject to discretionary withdrawal	–	–
Total aggregate reserve for separate accounts	$73,444	$81,160

10. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. As of December 31, 2001, the Company's retention limit for acceptance of risk on life insurance policies had been set at various levels up to $5,000,000.

To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Financial Statements

10. Reinsurance (continued)

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	2001	2000	1999
	(In Thousands)		
Premiums	$ 32,313	$ 89,993	$ 82,333
Benefits paid or provided	41,989	73,766	55,520
Policy and contract liabilities at year end	167,075	146,744	183,358

11. Federal Income Taxes

The Company joins in the filing of a consolidated federal income tax return with ING America Insurance Holdings, Inc., a Delaware Corporation, and its subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING America Insurance Holdings, Inc. for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

The components of the net admitted deferred tax asset are as follows:

	December 31, 2001	January 1, 2001	Change
	(In Thousands)		
Gross deferred tax asset	$ 84,111	$ 71,397	$ 12,714
Gross deferred tax liabilities	1,899	2,960	1,061
Net deferred taxes and change for the year	82,212	68,437	13,775
Non admitted deferred tax assets and change for year	(69,630)	(51,699)	(17,931)
Net admitted deferred tax asset and change for the year	$ 12,582	$ 16,738	$(4,156)

Notes to Financial Statements – Statutory Basis (continued)

11. Federal Income Taxes (continued)

For 2001, the Company's federal income tax expense and change in deferred taxes differs from the amount obtained by applying the federal statutory rate of 35% to income before taxes for the following reasons:

	Year ended December 31, 2001
	(In Thousands)
Expected federal income tax expense (benefit) at statutory rate of 35%	$ 10,714
IMR amortization	(901)
Deferred acquisition costs	4,618
Insurance reserves	5,054
Due and deferred premiums	1,689
Investments	3,165
Other	(920)
Prior year return true-up	(15,159)
Total federal income tax expense	8,260
Change in deferred taxes	(13,775)
Total statutory federal income taxes	$ (5,515)

For 2000 and 1999, income before federal income tax expense differs from taxable income principally due to investment income, deferred acquisition costs, and differences in reserves for policy and contract liabilities for tax and statutory-basis financial reporting purposes.

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $23,299,957, $10,348,115 and $25,834,508 from 2001, 2000 and 1999, respectively.

Financial Statements

12. Capital and Surplus

Dividends to the Parent may only be declared out of statutory earnings and surplus subject to certain regulatory limitations. Dividends paid in excess of these limitations require prior approval of the Texas Insurance Commissioner ("Commissioner"). Regular dividends of $5,000,000, $0 and $18,600,000 were declared to the Parent in 2001, 2000 and 1999, respectively. The dividends declared in December 2001 were paid in January 2002. For 2002, the maximum amount of dividends which may be paid without prior approval is $13,354,000.

13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

13. Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2001 | | 2000 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Assets:				
Bonds	$2,060,778	$2,082,611	$1,688,338	$1,678,870
Preferred stocks	138	138	1,396	1,396
Unaffiliated common stocks	161	161	638	638
Mortgage loans	482,113	510,631	461,642	472,406
Policy loans	87,663	85,356	88,693	79,783
Derivative securities	1,023	1,847	331	600
Short-term investments	12,103	12,103	97,613	97,613
Cash	92,998	92,998	27,187	27,187
Other invested assets	12,861	12,861	6,982	6,982
Separate account assets	92,257	92,257	98,288	98,288
Receivable for securities	23,810	23,810	2,600	2,600
Liabilities:				
Individual annuities	13,345	13,345	18,430	18,430
Policyholder funds	2,823	2,823	3,772	3,772
Policyholder dividends	672	672	708	708
Separate account liabilities	92,257	92,257	98,288	98,288

Financial
Statements

13. Fair Values of Financial Instruments (continued)

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments:

Fixed maturities and equity securities: The fair values for bonds, preferred stocks and common stocks, reported herein, are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, commercial mortgages, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which generally fall within a range between 2% and 18% over the total portfolio. Fair values determined on this basis can differ from values published by the NAIC Securities Valuation Office. Market value as determined by the NAIC as of December 31, 2001 and 2000, was $2,063,206,000 and $1,681,420,000, respectively.

Mortgage loans: The fair values for commercial mortgages are estimated using a discounted cash flow approach. Commercial loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads required on new loans with similar characteristics. The amortizing features of all loans are incorporated into the valuation. Where data on option features was available, option values were determined using a binomial valuation method and were incorporated into the mortgage valuation.

Derivative financial instruments: Fair values for on-balance-sheet derivative financial instruments (options) and off-balance-sheet derivative financial instruments (swaps) are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

13. Fair Values of Financial Instruments (continued)

Other investment-type insurance contracts: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities, dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

14. Commitments and Contingencies

The Company is a party to pending or threatened lawsuits arising from the normal conduct of its business. Due to the climate in insurance and business litigation, suits against the Company sometimes include substantial additional claims, consequential damages, punitive damages and other similar types of relief. Moreover, plaintiffs often times seek to have cases certified as class actions. While it is not possible to forecast the outcome of such litigation, it is the opinion of management that the disposition of such lawsuits will not have a materially adverse effect on the Company's financial position or interfere with its operations. The Company has established an accrued liability in the financial statements of $10,575,000 related to certain pending litigation. The Company is vigorously defending its position in these cases.

The Company is involved in regulatory market conduct examinations regarding its historical premium practices. The Company has reached an agreement to resolve these market conduct examinations with regulators. It also has agreed to a settlement with a nationwide class of Industrial Life insurance policyholders to resolve any claims they may have regarding its historical premium setting practices. All estimated costs of settlement, including attorneys fees, are included in current litigation reserves. This agreement is subject to court approval.

Financial Statements

Southland Life Insurance Company

Notes to Financial Statements – Statutory Basis (continued)

15. Financing Agreements

The Company has a line of credit totaling $225,000,000 to provide short-term liquidity. The amount of funds available under this line is reduced by borrowings of certain affiliates also party to the agreement. Interest on all loans is based on the cost of funds by the lender plus .225%. There were no outstanding borrowings under this agreement at December 31, 2001 and 2000.

16. Related Party Transactions

The Company has a service agreement with affiliates, whereby the affiliated companies provide personnel, certain services and facilities for the conduct of the Company's operations in return for payment representing the costs incurred in providing such services and facilities. During 2001, 2000 and 1999, the Company reimbursed these affiliated companies $26,107,000, $44,730,000 and $47,258,000, respectively, under this agreement. The Company has a payable to these affiliated companies of $30,187,000, $7,420,000 and $19,702,000 at December 31, 2001, 2000 and 1999, respectively, related to this agreement.

17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premiums companies collect in that state.

The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations (NOLHGA) and the amount of premiums written in each state. The Company reduces the accrual by credits allowed in some states to reduce future premium taxes by a portion of assessments in that state.

18. Regulatory Risk-Based Capital

The NAIC prescribes risk-based capital (RBC) requirements for life/health insurance companies. RBC is a series of dynamic surplus-related formulas for monitoring solvency. At December 31, 2001, the Company exceeded all minimum RBC requirements.

SOUTHLAND SEPARATE ACCOUNT L1 OF
SOUTHLAND LIFE INSURANCE COMPANY
Financial Statements
Years ended December 31, 2001, 2000 and 1999

Southland Separate Account L1

Financial Statements

Years ended December 31, 2001, 2000 and 1999

Contents

Financial
Statements

Report of Independent Auditors

Policyholders
Southland Separate Account L1 of
Southland Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Southland Separate Account L1 of Southland Life Insurance Company, comprising, respectively, the Alger American Funds (comprising the American Small Capitalization, American Mid-Cap Growth, American Growth and American Leveraged AllCap Sub-Accounts) ("Alger"), the Fidelity Variable Insurance Products Fund and Variable Insurance Products Fund II (comprising the Asset Manager, Asset Manager SC, Growth, Growth SC, Overseas, Overseas SC, Money Market, Index 500, Equity-Income, Equity-Income SC, High Income, High Income SC, Contrafund, Contrafund SC, and Investment Grade Bond Sub-Accounts) ("VIP and VIP II"), the INVESCO Variable Investment Funds, Inc. (comprising the Equity Income and Utilities Sub-Accounts) ("INVESCO"), the Janus Aspen Series Funds (comprising the Growth, Growth SS, Aggressive Growth, Aggressive Growth SS, Worldwide Growth, Worldwide Growth SS, International Growth, International Growth SS, Balanced and Balanced SS Sub-Accounts) ("Janus"), Directed Services, Inc. (comprising the MidCap Growth, Liquid Asset, Research, Total Return and Fully Managed Sub-Accounts) ("GCG"), the ING Pilgrim Investments, LLC (comprising the Growth Opportunities, MagnaCap, Mid-Cap Opportunities and Small Cap Opportunities Sub-Accounts) ("Pilgrim"), and Putnam Investment Management, LLC (comprising the New Opportunities, Voyager, Growth and Income and Small Cap Value Sub-Accounts) ("Putnam") as of December 31, 2001, and the related statements of operations and changes in net assets for each of the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2001, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the sub-accounts constituting the Southland Separate Account L1 as of December 31, 2001, and the results of their operations and the changes in their net assets for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Denver, Colorado
March 29, 2002

Southland Separate Account L1

Statement of Assets and Liabilities

December 31, 2001

	Alger			
	American Small Capitalization	**American MidCap Growth**	**American Growth**	**American Leveraged AllCap**
Assets				
Investments in mutual funds at fair value *(Note 4)*	$1,748,373	$3,718,593	$5,176,926	$3,553,595
Total assets	1,748,373	3,718,593	5,176,926	3,553,595
Liabilities				
Due to (from) Southland Life Insurance Company	(16,367)	(17,587)	(34,696)	(46,567)
Total liabilities	(16,367)	(17,587)	(34,696)	(46,567)
Net assets	$1,764,740	$3,736,180	$5,211,622	$3,600,162
Policyholder reserves				
Reserves for policyholders *(Note 2)*	$1,764,740	$3,736,180	$5,211,622	$3,600,162
Total policyholder reserves	$1,764,740	$3,736,180	$5,211,622	$3,600,162
Number of sub-account units outstanding *(Note 8)*:				
Class A	195,694.785	160,443.533	274,546.387	161,861.518
Class B	3,937.220	45,052.919	12,634.531	26,245.031
Net value per sub-account unit:				
Class A	$8.88	$19.76	$18.57	$20.71
Class B	$6.80	$12.55	$8.96	$9.45
Number of shares owned	105,641.871	210,446.671	140,792.123	112,633.765

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

VIP & VIP II

	Asset Manager	Asset Manager SC	Growth	Growth SC	Overseas	Overseas SC	Money Market	Index 500	Equity-Income	Equity-Income SC	High Income	High Income SC	Contrafund	Contrafund SC	Investment Grade Bond
Assets															
Investments in mutual funds at fair value (*Note 4*)	$874,382	$25,853	$4,265,508	$511,266	$461,501	$2,984	$2,140,670	$8,957,185	$3,242,320	$150,949	$826,177	$19,530	$6,166,212	$209,420	$1,415,483
Total assets	874,382	25,853	4,265,508	511,266	461,501	2,984	2,140,670	8,957,185	3,242,320	150,949	826,177	19,530	6,166,212	209,420	1,415,483
Liabilities															
Due to (from) Southland Life Insurance Company	(4,632)	–	(23,155)	–	(2,997)	–	7,960	(38,874)	(19,238)	–	(8,236)	–	(68,152)	–	(3,112)
Total liabilities	(4,632)	–	(23,155)	–	(2,997)	–	7,960	(38,874)	(19,238)	–	(8,236)	–	(68,152)	–	(3,112)
Net assets	$879,014	$25,853	$4,288,663	$511,266	$464,498	$2,984	$2,132,710	$8,996,059	$3,261,558	$150,949	$834,413	$19,530	$6,234,364	$209,420	$1,418,595
Policyholder reserves															
Reserves for policyholders (*Note 2*)	$879,014	$25,853	$4,288,663	$511,266	$464,498	$2,984	$2,132,710	$8,996,059	$3,261,558	$150,949	$834,413	$19,530	$6,234,364	$209,420	$1,418,595
Total policyholder reserves	$879,014	$25,853	$4,288,663	$511,266	$464,498	$2,984	$2,132,710	$8,996,059	$3,261,558	$150,949	$834,413	$19,530	$6,234,364	$209,420	$1,418,595
Number of sub-account units outstanding (*Note 8*)															
Class A	60,983.513	105.570	252,482.427	4,446.413	40,408.442	75.722	170,865.158	491,620.180	204,029.739	3,998.139	101,880.361	69.465	362,775.027	5,281.707	96,822.980
Class B	–	2,509.890	–	55,661.267	–	314.563	–	76,001.248	–	11,787.630	–	2,314.305	–	17,077.473	6,880.225
Net value per sub-account unit															
Class A	$14.41	$9.40	$16.99	$8.15	$11.50	$7.80	$12.48	$16.93	$15.99	$9.41	$8.19	$8.73	$17.19	$8.68	$13.90
Class B	–	$9.90	–	$8.53	–	$7.63	–	$8.85	–	$9.61	–	$8.18	–	$9.57	$10.59
Number of shares owned	60,191.822	1,794.539	126,910.441	15,272.235	33,248.873	216.200	2,140,669.700	68,864.344	142,509.435	6,668.657	128,887.798	3,062.138	306,306.934	10,452.301	109,557.513

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	INVESCO	
	Equity Income	Utilities
Assets		
Investments in mutual funds at fair value *(Note 4)*	$1,545,561	$1,105,002
Total assets	1,545,561	1,105,002
Liabilities		
Due to (from) Southland Life Insurance Company	(14,704)	(2,568)
Total liabilities	(14,704)	(2,568)
Net assets	$1,560,265	$1,107,570
Policyholder reserves		
Reserves for policyholders *(Note 2)*	$1,560,265	$1,107,570
Total policyholder reserves	$1,560,265	$1,107,570
Number of sub-account units outstanding *(Note 8)*		
Class A	92,805.982	77,479.210
Class B	12,610.383	11,015.020
Net value per sub-account unit		
Class A	$15.48	$13.29
Class B	$9.82	$7.05
Number of shares owned	83,184.129	78,480.260

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Janus									
	Growth	Growth SS	Aggressive Growth	Aggressive Growth SS	Worldwide Growth	Worldwide Growth SS	International Growth	International Growth SS	Balanced	Balanced SS
Assets										
Investments in mutual funds at fair value (Note 4)	$5,005,989	$668,655	$4,710,695	$86,051	$5,143,841	$136,996	$2,348,240	$22,956	$7,128,223	$352,239
Total assets	5,005,989	668,655	4,710,695	86,051	5,143,841	136,996	2,348,240	22,956	7,128,223	352,239
Liabilities										
Due to (from) Southland Life Insurance Company	(47,357)	–	(84,301)	–	(67,979)	–	(23,477)	–	(76,919)	–
Total liabilities	(47,357)	–	(84,301)	–	(67,979)	–	(23,477)	–	(76,919)	–
Net assets	$5,053,346	$668,655	$4,794,996	$86,051	$5,211,820	$136,996	$2,371,717	$22,956	$7,205,142	$352,239
Policyholder reserves										
Reserves for policyholders (Note 2)	$5,053,346	$668,655	$4,794,996	$86,051	$5,211,820	$136,996	$2,371,717	$22,956	$7,205,142	$352,239
Total policyholder reserves	$5,053,346	$668,655	$4,794,996	$86,051	$5,211,820	$136,996	$2,371,717	$22,956	$7,205,142	$352,239
Number of sub-account units outstanding (Note 8):										
Class A	332,300,397	9,863,595	362,312,365	1,721,129	303,640,983	248.046	141,110.525	120.997	374,231,678	1,408.999
Class B	–	95,506,901	–	18,050,019	–	20,061,307	–	3,305.468	–	34,851.785
Net value per sub-account unit:										
Class A	$15.21	$7.44	$13.23	$5.99	$17.16	$7.76	$16.81	$7.59	$19.25	$9.42
Class B	–	$6.23	–	$4.15	–	$6.74	–	$6.67	–	$9.73
Number of shares owned	251,796,276	33,852,897	214,318,867	3,958,458	180,227,158	4,832.773	100,052.525	985.499	315,813,474	15,124.514

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	GCG				
	MidCap Growth	Liquid Asset	Research	Total Return	Fully Managed
Assets					
Investments in mutual funds at fair value *(Note 4)*	$297,555	$482,008	$51,133	$191,717	$352,805
Total assets	297,555	482,008	51,133	191,717	352,805
Liabilities					
Due to (from) Southland Life Insurance Company	(7)	(181)	(2)	(10)	—
Total liabilities	(7)	(181)	(2)	(10)	—
Net assets	$297,562	$482,189	$51,135	$191,727	$352,805
Policyholder reserves					
Reserves for policyholders *(Note 2)*	$297,562	$482,189	$51,135	$191,727	$352,805
Total policyholder reserves	$297,562	$482,189	$51,135	$191,727	$352,805
Number of sub-account units outstanding *(Note 8)*					
Class A	20,926.031	1,325.416	1,297.185	10,491.066	26,203.259
Class B	10,332.060	41,609.073	4,686.546	7,187.817	7,055.958
Net value per sub-account unit					
Class A	$7.78	$10.29	$7.72	$10.28	$10.59
Class B	$13.04	$11.25	$8.77	$11.65	$10.66
Number of shares owned	20,984.170	482,008.470	3,195.817	11,997.313	20,160.284

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Pilgrim			
	Growth Opportunities	**MagnaCap**	**Mid-Cap Opportunities**	**Small Cap Opportunities**
Assets				
Investments in mutual funds at fair value *(Note 4)*	$40,848	$12,586	$8,200	$108,113
Total assets	40,848	12,586	8,200	108,113
Liabilities				
Due to (from) Southland Life Insurance Company	–	–	–	–
Total liabilities	–	–	–	–
Net assets	$40,848	$12,586	$8,200	$108,113
Policyholder reserves				
Reserves for policyholders *(Note 2)*	$40,848	$12,586	$8,200	$108,113
Total policyholder reserves	$40,848	$12,586	$8,200	$108,113
Number of sub-account units outstanding *(Note 8)*				
Class A	2.985	80.314	140.853	2,038.679
Class B	4,700.465	1,204.830	752.864	9,062.132
Net value per sub-account unit				
Class A	$8.63	$9.73	$9.12	$9.68
Class B	$8.68	$9.80	$9.18	$9.74
Number of shares owned	7,453.940	1,409.416	1,350.877	5,726.311

See accompanying notes.

Southland Separate Account L1

Statement of Assets and Liabilities (continued)

December 31, 2001

	Putnam			
	New Opportunities	**Voyager**	**Growth and Income**	**Small Cap Value**
Assets				
Investments in mutual funds at fair value *(Note 4)*	$62,315	$66,328	$86,636	$331,312
Total assets	62,315	66,328	86,636	331,312
Liabilities				
Due to (from) Southland Life Insurance Company	–	(398)	(193)	–
Total liabilities	–	(398)	(193)	–
Net assets	$62,315	$66,726	$86,829	$331,312
Policyholder reserves				
Reserves for policyholders *(Note 2)*	$62,315	$66,726	$86,829	$331,312
Total policyholder reserves	$62,315	$66,726	$86,829	$331,312
Number of sub-account units outstanding *(Note 8)*				
Class A	5,059.103	3,786.468	6,493.825	26,453.441
Class B	1,459.080	3,171.606	2,313.605	2,140.132
Net value per sub-account unit				
Class A	$9.55	$9.61	$9.85	$11.58
Class B	$9.61	$9.57	$9.89	$11.66
Number of shares owned	3,765.256	2,322.395	3,696.049	22,043.388

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 2001

		Alger		
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income				
Dividends from mutual funds	$ 871	$1,170,198	$ 655,476	$ 112,905
Less valuation period deductions *(Note 2)*	15,209	27,494	46,427	29,795
Net investment income (loss)	(14,338)	1,142,704	609,049	83,110
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(204,451)	(137,976)	(171,648)	(37,968)
Net unrealized gains (losses) on investments	(394,119)	(1,175,081)	(1,141,244)	(629,732)
Net realized and unrealized gains (losses) on investments	(598,570)	(1,313,057)	(1,312,892)	(667,700)
Net increase (decrease) in net assets resulting from operations	$(612,908)	$ (170,353)	$ (703,843)	$(584,590)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

VIP & VIP II

	Asset Manager	Asset Manager SC	Growth	Growth SC	Overseas	Overseas SC	Money Market	Index 500	Equity-Income	Equity-Income SC	High Income	High Income SC	Contrafund	Contrafund SC	Investment Grade Bond
Investment income															
Dividends from mutual funds	$48,802	$ –	$291,402	$ –	$58,913	$ –	$114,814	$ 88,798	$193,539	$ –	$115,393	$ –	$216,565	$ –	$63,771
Less valuation period deductions (Note 2)	7,951	79	37,767	1,740	4,202	12	24,792	75,803	28,051	524	7,971	31	55,329	735	11,512
Net investment income (loss)	40,851	(79)	253,635	(1,740)	54,711	(12)	90,022	12,995	165,488	(524)	107,422	(31)	161,236	(735)	52,259
Realized and unrealized gains (losses) on investments															
Net realized gains (losses) on investments	(56,415)	(187)	(30,757)	(19,788)	(9,237)	(60)	–	(3,450)	(2,638)	(239)	(157,392)	(57)	(34,554)	(1,137)	7,298
Net unrealized gains (losses) on investments	(29,388)	825	(1,083,883)	39,958	(158,180)	(105)	–	(1,121,399)	(350,751)	(3,271)	(74,863)	(156)	(1,007,079)	2,684	31,368
Net realized and unrealized gains (losses) on investments	(85,803)	638	(1,114,640)	20,170	(167,417)	(165)	–	(1,124,849)	(353,389)	(3,510)	(232,255)	(213)	(1,041,633)	1,547	38,666
Net increase (decrease) in net assets resulting from operations	$(44,952)	$559	$ (861,005)	$18,430	$(112,706)	$(177)	$ 90,022	$(1,111,854)	$(187,901)	$(4,034)	$(124,833)	$(244)	$(880,397)	$ 812	$90,925

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	INVESCO	
	Equity Income	Utilities
Investment income		
Dividends from mutual funds	$ 22,149	$ 11,738
Less valuation period deductions *(Note 2)*	13,424	10,267
Net investment income (loss)	8,725	1,471
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	15,770	(478)
Net unrealized gains (losses) on investments	(172,741)	(455,082)
Net realized and unrealized gains (losses) on investments	(156,971)	(455,560)
Net increase (decrease) in net assets resulting from operations	$(148,246)	$(454,089)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Janus									
	Growth	Growth SS	Aggressive Growth	Aggressive Growth SS	Worldwide Growth	Worldwide Growth SS	International Growth	International Growth SS	Balanced	Balanced SS
Investment income										
Dividends from mutual funds	$ 14,029	$ 80	$ –	$ –	$ 26,696	$ 138	$ 26,116	$ 43	$ 202,087	$3,308
Less valuation period deductions (*Note 2*)	47,222	2,500	44,270	232	48,429	514	22,795	78	70,747	1,211
Net investment income (loss)	(33,193)	(2,420)	(44,270)	(232)	(21,733)	(376)	3,321	(35)	131,340	2,097
Realized and unrealized gains (losses) on investments										
Net realized gains (losses) on investments	(17,301)	(36,207)	(1,153,086)	(437)	68,140	(646)	63,679	(425)	(73,212)	(905)
Net unrealized gains (losses) on investments	(1,497,224)	34,786	(1,400,820)	(1,405)	(1,508,589)	(4,815)	(798,598)	113	(515,752)	(119)
Net realized and unrealized gains (losses) on investments	(1,514,525)	(1,421)	(2,553,906)	(1,842)	(1,440,449)	(5,461)	(734,919)	(312)	(588,964)	(1,024)
Net increase (decrease) in net assets resulting from operations	$(1,547,718)	$(3,841)	$(2,598,176)	$(2,074)	$(1,462,182)	$(5,837)	$(731,598)	$(347)	$(457,624)	$1,073

See accompanying notes.

117

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	MidCap Growth	Liquid Asset	GCG Research	Total Return	Fully Managed
Investment income					
Dividends from mutual funds	$ 1,534	$5,183	$ 1,390	$11,976	$12,766
Less valuation period deductions *(Note 2)*	1,124	2,795	177	1,163	598
Net investment income (loss)	410	2,388	1,213	10,813	12,168
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	(10,990)	–	(105)	(2,611)	1,629
Net unrealized gains (losses) on investments	(11,238)	–	(2,490)	(11,764)	(3,067)
Net realized and unrealized gains (losses) on investments	(22,228)	–	(2,595)	(14,375)	(1,438)
Net increase (decrease) in net assets resulting from operations	$(21,818)	$2,388	$(1,382)	$(3,562)	$10,730

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

	Growth Opportunities	Pilgrim MagnaCap	Mid-Cap Opportunities	Small Cap Opportunities
Investment income				
Dividends from mutual funds	$ –	$ 15	$ –	$ 203
Less valuation period deductions *(Note 2)*	151	7	25	427
Net investment income (loss)	(151)	8	(25)	(224)
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(551)	(15)	(339)	(525)
Net unrealized gains (losses) on investments	5,088	148	6	(7,904)
Net realized and unrealized gains (losses) on investments	4,537	133	(333)	(8,429)
Net increase (decrease) in net assets resulting from operations	$4,386	$141	$(358)	$(8,653)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2001

		Putnam		
	New Opportunities	Voyager	Growth and Income	Small Cap Value
Investment income				
Dividends from mutual funds	$ –	$ –	$ –	$ –
Less valuation period deductions *(Note 2)*	283	99	155	1,020
Net investment income (loss)	(283)	(99)	(155)	(1,020)
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(673)	(146)	(1,934)	(3,440)
Net unrealized gains (losses) on investments	(8,492)	247	1,548	27,779
Net realized and unrealized gains (losses) on investments	(9,165)	101	(386)	24,339
Net increase (decrease) in net assets resulting from operations	$(9,448)	$ 2	$(541)	$23,319

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 2000

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Investment income				
Dividends from mutual funds	$ 753,213	$289,142	$ 643,991	$ 337,151
Less valuation period deductions *(Note 2)*	18,762	22,467	45,528	31,918
Net investment income (loss)	734,45	266,675	598,463	305,233
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	(13,972)	110,290	170,037	104,967
Net unrealized gains (losses) on investments	(1,409,306)	(286,302)	(1,681,188)	(1,486,743)
Net realized and unrealized gains (losses) on investments	(1,423,278)	(176,012)	(1,511,151)	(1,381,776)
Net increase (decrease) in net assets resulting from operations	$ (688,827)	$ 90,663	$ (912,688)	$(1,076,543)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Asset Manager	Growth	Overseas	Money Market	VIP & VIP II Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
Investment income									
Dividends from mutual funds	$ 95,111	$ 345,587	$ 47,496	$211,012	$ 95,123	$202,208	$ 68,317	$ 790,874	$54,105
Less valuation period deductions *(Note 2)*	7,765	34,762	4,445	31,176	66,800	24,007	8,989	58,481	8,076
Net investment income (loss)	87,346	310,825	43,051	179,836	28,323	178,201	59,328	732,393	46,029
Realized and unrealized gains (losses) on investments									
Net realized gains (losses) on investments	(5,570)	126,903	3,626	—	453,549	(30,569)	(56,111)	90,216	(7,045)
Net unrealized gains (losses) on investments	(131,516)	(990,784)	(158,897)	—	(1,281,047)	67,743	(252,606)	(1,336,813)	54,622
Net realized and unrealized gains (losses) on investments	(137,086)	(863,881)	(155,271)	—	(827,498)	37,174	(308,717)	(1,246,597)	47,577
Net increase (decrease) in net assets resulting from operations	$(49,740)	$(553,056)	$(112,220)	$179,836	$ (799,175)	$215,375	$(249,389)	$ (514,204)	$93,606

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	INVESCO	
	Equity Income	Utilities
Investment income		
Dividends from mutual funds	$82,028	$49,097
Less valuation period deductions *(Note 2)*	11,647	8,907
Net investment income (loss)	70,381	40,190
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	25,284	40,465
Net unrealized gains (losses) on investments	(53,186)	(52,725)
Net realized and unrealized gains (losses) on investments	(27,902)	(12,260)
Net increase (decrease) in net assets resulting from operations	$42,479	$27,930

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

	Growth	Aggressive Growth	Janus Worldwide Growth	International Growth	Balanced
Investment income					
Dividends from mutual funds	$ 420,942	$ 754,245	$ 524,087	$ 162,646	$ 855,485
Less valuation period deductions *(Note 2)*	46,065	58,093	55,911	29,867	66,457
Net investment income (loss)	374,877	696,152	468,176	132,779	789,028
Realized and unrealized gains (losses) on investments					
Net realized gains (losses) on investments	193,566	1,162,508	126,392	469,030	277,925
Net unrealized gains (losses) on investments	(1,546,841)	(4,335,509)	(1,777,935)	(1,275,006)	(1,300,892)
Net realized and unrealized gains (losses) on investments	(1,353,275)	(3,173,001)	(1,651,543)	(805,976)	(1,022,967)
Net increase (decrease) in net assets resulting from operations	$ (978,398)	$(2,476,849)	$(1,183,367)	$ (673,197)	$ (233,939)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 2000

| | | GCG | |
	MidCap Growth	Research	Total Return
Investment income			
Dividends from mutual funds	$ –	$ –	$ –
Less valuation period deductions *(Note 2)*	–	–	–
Net investment income (loss)	–	–	–
Realized and unrealized gains (losses) on investments			
Net realized gains (losses) on investments	–	–	–
Net unrealized gains (losses) on investments	–	–	–
Net realized and unrealized gains (losses) on investments	–	–	–
Net increase (decrease) in net assets resulting from operations	$ –	$ –	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Operations

Year ended December 31, 1999

	American Small Capitalization	Alger American MidCap Growth	American Growth	American Leveraged AllCap
Investment income				
Dividends from mutual funds	$142,584	$163,687	$239,881	$ 67,126
Less valuation period deductions *(Note 2)*	11,332	11,010	26,013	12,783
Net investment income (loss)	131,252	152,677	213,868	54,343
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	1,868	22,744	219,461	249,029
Net unrealized gains (losses) on investments	407,699	229,004	479,515	723,298
Net realized and unrealized gains (losses) on investments	409,567	251,748	698,976	972,327
Net increase (decrease) in net assets resulting from operations	$540,819	$404,425	$912,844	$1,026,670

See accompanying notes.

Statement of Operations (continued)

Year ended December 31, 1999

	Asset Manager	Growth	Overseas	Money Market	Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
					VIP & VIP II				
Investment income									
Dividends from mutual funds	$46,234	$139,663	$ 9,084	$145,790	$ 52,477	$77,765	$66,122	$118,908	$ 23,556
Less valuation period deductions *(Note 2)*	6,250	16,898	2,665	26,430	40,684	17,870	8,228	35,858	5,285
Net investment income (loss)	39,984	122,765	6,419	119,360	11,793	59,895	57,894	83,050	18,271
Realized and unrealized gains (losses) on investments									
Net realized gains (losses) on investments	4,860	34,293	2,960	—	65,194	19,680	(37,455)	118,307	(5,250)
Net unrealized gains (losses) on investments	26,606	507,468	112,027	—	782,740	9,883	27,846	762,007	(23,345)
Net realized and unrealized gains (losses) on investments	31,466	541,761	114,987	—	847,934	29,563	(9,609)	880,314	(28,595)
Net increase (decrease) in net assets resulting from operations	$71,450	$664,526	$121,406	$119,360	$859,727	$89,458	$48,285	$963,364	$(10,324)

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

	INVESCO	
	Equity Income	Utilities
Investment income		
Dividends from mutual funds	$ 42,139	$ 6,728
Less valuation period deductions *(Note 2)*	8,847	4,246
Net investment income (loss)	33,292	2,482
Realized and unrealized gains (losses) on investments		
Net realized gains (losses) on investments	19,906	11,297
Net unrealized gains (losses) on investments	91,686	66,049
Net realized and unrealized gains (losses) on investments	111,592	77,346
Net increase (decrease) in net assets resulting from operations	$144,884	$79,828

See accompanying notes.

Southland Separate Account L1

Statement of Operations (continued)

Year ended December 31, 1999

| | | Janus | | |
| | Aggressive | Worldwide | International | |
Growth	Growth	Growth	Growth	Balanced
Investment income				
Dividends from mutual funds	$ 18,383	$ 74,622	$ 6,047	$ 4,512	$ 122,616
Less valuation period deductions *(Note 2)*	21,873	21,939	29,897	16,037	39,864
Net investment income (loss)	(3,490)	52,683	(23,850)	(11,525)	82,752
Realized and unrealized gains (losses) on investments				
Net realized gains (losses) on investments	248,417	1,836,755	147,241	179,464	250,656
Net unrealized gains (losses) on investments	758,550	757,939	1,825,033	1,137,882	756,689
Net realized and unrealized gains (losses) on investments	1,006,967	2,594,694	1,972,274	1,317,346	1,007,345
Net increase (decrease) in net assets resulting from operations	$1,003,477	$2,647,377	$1,948,424	$1,305,821	$1,090,097

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2001

		Alger		
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (14,338)	$1,142,704	$ 609,049	$ 83,110
Net realized gains (losses) on investments	(204,451)	(137,976)	(171,648)	(37,968)
Net unrealized gains (losses) on investments	(394,119)	(1,175,081)	(1,141,244)	(629,732)
Increase (decrease) in net assets from operations	(612,908)	(170,353)	(703,843)	(584,590)
Changes from principal transactions				
Net premiums	616,021	1,677,661	1,916,407	1,349,681
Cost of insurance and administrative expenses	(269,668)	(607,447)	(1,044,351)	(582,303)
Benefit payments	–	–	–	–
Surrenders and withdrawals	(70,577)	(166,077)	(229,750)	(141,401)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	127,075	58,538	78,023	152,105
Other	7,443	(13,649)	2,682	2,860
Increase (decrease) from principal transactions	410,294	949,026	723,011	780,942
Total increase (decrease) in net assets	(202,614)	778,673	19,168	196,352
Net assets at beginning of year	1,967,354	2,957,507	5,192,454	3,403,810
Net assets at end of year	$1,764,740	$3,736,180	$5,211,622	$3,600,162

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	VIP & VIP II														
	Asset Manager	Asset Manager SC	Growth	Growth SC	Overseas	Overseas SC	Money Market	Index 500	Equity-Income	Equity-Income SC	High Income	High Income SC	Contrafund	Contrafund SC	Investment Grade Bond
Increase (decrease) in net assets															
Operations															
Net investment income (loss)	$ 40,851	$ (79)	$ 253,635	$ (1,740)	$ 54,711	$ (12)	$ 90,022	$ 12,995	$ 165,488	$ (524)	$107,422	$ (31)	$ 161,236	$ (735)	$ 52,259
Net realized gains (losses) on investments	(56,415)	(187)	(30,757)	(19,788)	(9,237)	(60)	–	(3,450)	(2,638)	(239)	(157,392)	(57)	(34,554)	(1,137)	7,298
Net unrealized gains (losses) on investments	(29,388)	825	(1,083,883)	39,958	(158,180)	(105)	–	(1,121,399)	(350,751)	(3,271)	(74,863)	(156)	(1,007,079)	2,684	31,368
Increase (decrease) in net assets from operations	(44,952)	559	(861,005)	18,430	(112,706)	(177)	90,022	(1,111,854)	(187,901)	(4,034)	(124,833)	(244)	(880,397)	812	90,925
Changes from principal transactions															
Net premiums	226,888	16,477	1,611,707	524,840	145,708	3,498	4,232,970	3,447,485	693,412	73,686	229,315	6,898	1,851,192	135,552	338,294
Cost of insurance and administrative expenses	(105,900)	(1,864)	(863,045)	(59,018)	(57,900)	(654)	(398,659)	(1,371,756)	(385,760)	(5,681)	(103,978)	(848)	(893,166)	(10,102)	(129,720)
Benefit payments	–	–	–	–	–	–	(45,553)	–	–	–	–	–	–	–	–
Surrenders and withdrawals	(61,339)	–	(164,422)	(358)	(5,712)	–	(308,463)	(316,856)	(61,610)	(126)	(22,564)	–	(222,213)	(2,007)	(67,155)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(19,769)	10,656	321,985	32,808	(1,137)	320	(4,462,107)	317,259	162,759	87,728	43,270	13,711	(258,817)	84,713	121,020
Other	1,107	25	6,171	(5,436)	503	(3)	25,838	7,784	1,529	(624)	3,474	13	6,264	452	(96)
Increase (decrease) from principal transactions	40,987	25,294	912,396	492,836	81,462	3,161	(955,974)	2,083,916	410,330	154,983	149,517	19,774	483,260	208,608	262,343
Total increase (decrease) in net assets	(3,965)	25,853	51,391	511,266	(31,244)	2,984	(865,952)	972,062	222,429	150,949	24,684	19,530	(397,137)	209,420	353,268
Net assets at beginning of year	882,979	–	4,237,272	–	495,742	–	2,998,662	8,023,997	3,039,129	–	809,729	–	6,631,501	–	1,065,327
Net assets at end of year	$879,014	$25,853	$4,288,663	$511,266	$464,498	$2,984	$2,132,710	$8,996,059	$3,261,558	$150,949	$834,413	$19,530	$6,234,364	$209,420	$1,418,595

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

| | INVESCO | |
	Equity Income	Utilities
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 8,725	$ 1,471
Net realized gains (losses) on investments	15,770	(478)
Net unrealized gains (losses) on investments	(172,741)	(455,082)
Increase (decrease) in net assets from operations	(148,246)	(454,089)
Changes from principal transactions		
Net premiums	380,045	353,948
Cost of insurance and administrative expenses	(165,961)	(157,266)
Benefit payments	–	–
Surrenders and withdrawals	(102,158)	(14,178)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	154,594	206,360
Other	(1,435)	58
Increase (decrease) from principal transactions	265,085	388,922
Total increase (decrease) in net assets	116,839	(65,167)
Net assets at beginning of year	1,443,426	1,172,737
Net assets at end of year	$1,560,265	$1,107,570

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	Growth	Growth SS	Aggressive Growth	Aggressive Growth SS	Janus Worldwide Growth	Worldwide Growth SS	International Growth	International Growth SS	Balanced	Balanced SS
Increase (decrease) in net assets										
Operations										
Net investment income (loss)	$ (33,193)	$ (2,420)	$ (44,270)	$ (232)	$ (21,733)	$ (376)	$ 3,321	$ (35)	$ 131,340	$ 2,097
Net realized gains (losses) on investments	(17,301)	(36,207)	(1,153,086)	(437)	68,140	(646)	63,679	(425)	(73,212)	(905)
Net unrealized gains (losses) on investments	(1,497,224)	34,786	(1,400,820)	(1,405)	(1,508,589)	(4,815)	(798,598)	113	(515,752)	(119)
Increase (decrease) in net assets from operations	(1,547,718)	(3,841)	(2,598,176)	(2,074)	(1,462,182)	(5,837)	(731,598)	(347)	(457,624)	1,073
Changes from principal transactions										
Net premiums	2,056,062	689,228	2,028,678	49,688	1,383,002	112,941	521,323	21,648	1,956,326	155,069
Cost of insurance and administrative expenses	(1,063,051)	(65,799)	(1,056,483)	(5,318)	(635,561)	(6,414)	(327,972)	(2,344)	(951,514)	(14,757)
Benefit payments	–	–	–	–	–	–	–	–	–	–
Surrenders and withdrawals	(214,953)	(954)	(136,156)	(88)	(167,132)	(379)	(119,010)	–	(1,207,172)	(3,564)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	301,136	56,233	939,383	43,745	42,086	36,634	(62,214)	3,988	190,745	214,339
Other	13,157	(6,212)	52,067	98	(2,212)	51	4,587	11	(521)	79
Increase (decrease) from principal transactions	1,092,351	672,496	1,827,489	88,125	620,183	142,833	16,714	23,303	(12,136)	351,166
Total increase (decrease) in net assets	(455,367)	668,655	(770,687)	86,051	(841,999)	136,996	(714,884)	22,956	(469,760)	352,239
Net assets at beginning of year	5,508,713	–	5,565,683	–	6,053,819	–	3,086,601	–	7,674,902	–
Net assets at end of year	$5,053,346	$668,655	$4,794,996	$86,051	$5,211,820	$136,996	$2,371,717	$22,956	$7,205,142	$352,239

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	GCG				
	MidCap Growth	Liquid Asset	Research	Total Return	Fully Managed
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 410	$ 2,388	$ 1,213	$ 10,813	$ 12,168
Net realized gains (losses) on investments	(10,990)	–	(105)	(2,611)	1,629
Net unrealized gains (losses) on investments	(11,238)	–	(2,490)	(11,764)	(3,067)
Increase (decrease) in net assets from operations	(21,818)	2,388	(1,382)	(3,562)	10,730
Changes from principal transactions					
Net premiums	190,446	1,805,267	15,839	123,634	61,720
Cost of insurance and administrative expenses	(23,862)	(44,017)	(3,086)	(14,547)	(7,484)
Benefit payments	–	–	–	–	–
Surrenders and withdrawals	(1,922)	(803)	(19)	(154)	(63,824)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	154,599	(1,280,939)	39,603	86,222	351,687
Other	119	293	180	134	(24)
Increase (decrease) from principal transactions	319,380	479,801	52,517	195,289	342,075
Total increase (decrease) in net assets	297,562	482,189	51,135	191,727	352,805
Net assets at beginning of year	–	–	–	–	–
Net assets at end of year	$297,562	$482,189	$51,135	$191,727	$352,805

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	Pilgrim			
	Growth Opportunities	MagnaCap	Mid-Cap Opportunities	Small Cap Opportunities
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (151)	$ 8	$ (25)	$ (224)
Net realized gains (losses) on investments	(551)	(15)	(339)	(525)
Net unrealized gains (losses) on investments	5,088	148	6	(7,904)
Increase (decrease) in net assets from operations	4,386	141	(358)	(8,653)
Changes from principal transactions				
Net premiums	42,580	1,075	7,963	108,563
Cost of insurance and administrative expenses	(6,779)	(310)	(852)	(5,036)
Benefit payments	–	–	–	–
Surrenders and withdrawals	–	–	–	–
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	651	11,709	1,433	12,920
Other	10	(29)	14	319
Increase (decrease) from principal transactions	36,462	12,445	8,558	116,766
Total increase (decrease) in net assets	40,848	12,586	8,200	108,113
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$40,848	$12,586	$8,200	$108,113

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2001

	New Opportunities	Putnam Voyager	Growth and Income	Small Cap Value
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ (283)	$ (99)	$ (155)	$ (1,020)
Net realized gains (losses) on investments	(673)	(146)	(1,934)	(3,440)
Net unrealized gains (losses) on investments	(8,492)	247	1,548	27,779
Increase (decrease) in net assets from operations	(9,448)	2	(541)	23,319
Changes from principal transactions				
Net premiums	66,195	23,451	13,241	36,687
Cost of insurance and administrative expenses	(2,912)	(1,913)	(1,708)	(12,794)
Benefit payments	–	–	–	(7,914)
Surrenders and withdrawals	(325)	–	–	(55,628)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	8,749	45,164	75,843	349,110
Other	56	22	(6)	(1,468)
Increase (decrease) from principal transactions	71,763	66,724	87,370	307,993
Total increase (decrease) in net assets	62,315	66,726	86,829	331,312
Net assets at beginning of year	–	–	–	–
Net assets at end of year	$62,315	$66,726	$86,829	$331,312

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 2000

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 734,451	$ 266,675	$ 598,463	$ 305,233
Net realized gains (losses) on investments	(13,972)	110,290	170,037	104,967
Net unrealized gains (losses) on investments	(1,409,306)	(286,302)	(1,681,188)	(1,486,743)
Increase (decrease) in net assets from operations	(688,827)	90,663	(912,688)	(1,076,543)
Changes from principal transactions				
Net premiums	684,800	853,403	2,143,503	1,418,306
Cost of insurance and administrative expenses	(264,983)	(350,550)	(790,656)	(502,953)
Benefit payments	–	–	–	–
Surrenders and withdrawals	(49,180)	(127,483)	(233,209)	(92,624)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	362,968	635,083	464,160	719,152
Other	516	4,248	8,753	847
Increase (decrease) from principal transactions	734,121	1,014,701	1,592,551	1,542,728
Total increase (decrease) in net assets	45,294	1,105,364	679,863	466,185
Net assets at beginning of year	1,922,060	1,852,143	4,512,591	2,937,625
Net assets at end of year	$1,967,354	$2,957,507	$5,192,454	$3,403,810

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Asset Manager	Growth	Overseas	Money Market	VIP & VIP II Index 500	Equity-Income	High Income	Contrafund	Investment Grade Bond
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$87,346	$310,825	$43,051	$179,836	$28,323	$178,201	$59,328	$732,393	$46,029
Net realized gains (losses) on investments	(5,570)	126,903	3,626	–	453,549	(30,569)	(56,111)	90,216	(7,045)
Net unrealized gains (losses) on investments	(131,516)	(990,784)	(158,897)	–	(1,281,047)	67,743	(252,606)	(1,336,813)	54,622
Increase (decrease) in net assets from operations	(49,740)	(553,056)	(112,220)	179,836	(799,175)	215,375	(249,389)	(514,204)	93,606
Changes from principal transactions									
Net premiums	220,660	2,025,726	127,834	8,650,644	2,831,317	680,597	197,497	2,058,383	208,811
Cost of insurance and administrative expenses	(93,589)	(596,946)	(51,081)	(572,401)	(1,007,992)	(334,051)	(92,714)	(839,548)	(87,387)
Benefit payments	–	–	–	(44,916)	–	–	–	–	–
Surrenders and withdrawals	(61,069)	(205,083)	(15,342)	(689,346)	(259,010)	(57,282)	(14,394)	(244,030)	(13,493)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(34,003)	491,289	65,813	(9,504,552)	654,109	8,149	(79,040)	107,258	135,185
Other	5,069	7,874	294	(61,321)	14,332	42	1,042	4,555	(318)
Increase (decrease) from principal transactions	37,068	1,722,860	127,518	(2,221,892)	2,232,756	297,455	12,391	1,086,618	242,798
Total increase (decrease) in net assets	(12,672)	1,169,804	15,298	(2,042,056)	1,433,581	512,830	(236,998)	572,414	336,404
Net assets at beginning of year	895,651	3,067,468	480,444	5,040,718	6,590,416	2,526,299	1,046,727	6,059,086	728,923
Net assets at end of year	$882,979	$4,237,272	$495,742	$2,998,662	$8,023,997	$3,039,129	$809,729	$6,631,500	$1,065,327

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	INVESCO	
	Equity Income	Utilities
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 70,381	$ 40,190
Net realized gains (losses) on investments	25,284	40,465
Net unrealized gains (losses) on investments	(53,186)	(52,725)
Increase (decrease) in net assets from operations	42,479	27,930
Changes from principal transactions		
Net premiums	353,535	251,005
Cost of insurance and administrative expenses	(133,364)	(125,697)
Benefit payments	–	–
Surrenders and withdrawals	(19,956)	(16,329)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	(10,988)	246,539
Other	1,391	578
Increase (decrease) from principal transactions	190,618	356,096
Total increase (decrease) in net assets	233,097	384,026
Net assets at beginning of year	1,210,329	788,711
Net assets at end of year	$1,443,426	$1,172,737

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	Growth	Aggressive Growth	Janus Worldwide Growth	International Growth	Balanced
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ 374,877	$ 696,152	$ 468,176	$ 132,779	$ 789,028
Net realized gains (losses) on investments	193,566	1,162,508	126,392	469,030	277,925
Net unrealized gains (losses) on investments	(1,546,841)	(4,335,509)	(1,777,935)	(1,275,006)	(1,300,892)
Increase (decrease) in net assets from operations	(978,398)	(2,476,849)	(1,183,367)	(673,197)	(233,939)
Changes from principal transactions					
Net premiums	2,601,010	2,368,343	1,626,915	725,745	2,036,496
Cost of insurance and administrative expenses	(821,151)	(936,401)	(574,149)	(288,642)	(839,343)
Benefit payments	–	–	–	–	–
Surrenders and withdrawals	(173,981)	(617,730)	(124,534)	(106,906)	(304,416)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	864,636	2,060,397	971,283	586,914	266,359
Other	9,763	49,531	13,921	2,004	80,182
Increase (decrease) from principal transactions	2,480,277	2,924,140	1,913,436	919,115	1,239,278
Total increase (decrease) in net assets	1,501,879	447,291	730,069	245,918	1,005,339
Net assets at beginning of year	4,006,834	5,118,392	5,323,750	2,840,683	6,669,563
Net assets at end of year	$5,508,713	$5,565,683	$6,053,819	$3,086,601	$7,674,902

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 2000

	MidCap Growth	GCG Research	Total Return
Increase (decrease) in net assets			
Operations			
Net investment income (loss)	$ –	$ –	$ –
Net realized gains (losses) on investments	–	–	–
Net unrealized gains (losses) on investments	–	–	–
Increase (decrease) in net assets from operations	–	–	–
Changes from principal transactions			
Net premiums	–	–	–
Cost of insurance and administrative expenses	–	–	–
Benefit payments	–	–	–
Surrenders and withdrawals	–	–	–
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	–	–	–
Other	–	–	–
Increase (decrease) from principal transactions	–	–	–
Total increase (decrease) in net assets	–	–	–
Net assets at beginning of year	–	–	–
Net assets at end of year	$ –	$ –	$ –

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets

Year ended December 31, 1999

	Alger			
	American Small Capitalization	American MidCap Growth	American Growth	American Leveraged AllCap
Increase (decrease) in net assets				
Operations				
Net investment income (loss)	$ 131,252	$ 152,677	$ 213,868	$ 54,343
Net realized gains (losses) on investments	1,868	22,744	219,461	249,029
Net unrealized gains (losses) on investments	407,699	229,004	479,515	723,298
Increase (decrease) in net assets from operations	540,819	404,425	912,844	1,026,670
Changes from principal transactions				
Net premiums	573,686	573,435	1,729,161	948,868
Cost of insurance and administrative expenses	(216,805)	(193,636)	(506,613)	(261,925)
Benefit payments	(154)	–	–	(1,606)
Surrenders and withdrawals	(24,776)	(9,869)	(17,299)	(12,127)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account	145,564	146,550	531,839	456,839
Other	20,248	7,863	30,041	49,151
Increase (decrease) from principal transactions	497,763	524,343	1,767,129	1,179,200
Total increase (decrease) in net assets	1,038,582	928,768	2,679,973	2,205,870
Net assets at beginning of year	883,478	923,375	1,832,618	731,755
Net assets at end of year	$1,922,060	$1,852,143	$4,512,591	$2,937,625

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	Asset Manager	Growth	Overseas	Money Market	VIP & VIP II Index 500	Equity- Income	High Income	Contrafund	Investment Grade Bond
Increase (decrease) in net assets									
Operations									
Net investment income (loss)	$ 39,984	$ 122,765	$ 6,419	$ 119,360	$ 11,793	$ 59,895	$ 57,894	$ 83,050	$ 18,271
Net realized gains (losses) on investments	4,860	34,293	2,960	–	65,194	19,680	(37,455)	118,307	(5,250)
Net unrealized gains (losses) on investments	26,606	507,468	112,027	–	782,740	9,883	27,846	762,007	(23,345)
Increase (decrease) in net assets from operations	71,450	664,526	121,406	119,360	859,727	89,458	48,285	963,364	(10,324)
Changes from principal transactions									
Net premiums	312,583	1,016,105	170,489	12,459,659	2,184,085	805,398	258,179	2,277,133	271,276
Cost of insurance and administrative expenses	(89,058)	(346,459)	(46,035)	(643,568)	(783,092)	(316,586)	(106,598)	(720,827)	(77,573)
Benefit payments	–	–	–	–	–	–	(129)	(962)	–
Surrenders and withdrawals	(11,698)	(41,167)	(4,482)	(26,778)	(87,474)	(38,406)	(6,638)	(56,466)	(19,794)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	96,798	590,388	22,925	(9,142,874)	1,494,471	469,853	213,288	803,946	152,134
Other	11,589	23,910	18,690	(88,654)	38,397	22,233	10,778	93,157	3,334
Increase (decrease) from principal transactions	320,214	1,242,777	161,587	2,557,785	2,846,387	942,492	368,880	2,395,981	329,377
Total increase (decrease) in net assets	391,664	1,907,303	282,993	2,677,145	3,706,114	1,031,950	417,165	3,359,345	319,053
Net assets at beginning of year	503,987	1,160,165	197,451	2,363,573	2,884,302	1,494,349	629,562	2,699,741	409,870
Net assets at end of year	$895,651	$3,067,468	$480,444	$5,040,718	$6,590,416	$2,526,299	$1,046,727	$6,059,086	$728,923

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	INVESCO	
	Equity Income	Utilities
Increase (decrease) in net assets		
Operations		
Net investment income (loss)	$ 33,292	$ 2,482
Net realized gains (losses) on investments	19,906	11,297
Net unrealized gains (losses) on investments	91,686	66,049
Increase (decrease) in net assets from operations	144,884	79,828
Changes from principal transactions		
Net premiums	312,962	212,606
Cost of insurance and administrative expenses	(127,281)	(85,923)
Benefit payments	–	(154)
Surrenders and withdrawals	(7,460)	(3,522)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	186,124	388,478
Other	(9,896)	9,529
Increase (decrease) from principal transactions	354,449	521,014
Total increase (decrease) in net assets	499,333	600,842
Net assets at beginning of year	710,996	187,869
Net assets at end of year	$1,210,329	$788,711

See accompanying notes.

Southland Separate Account L1

Statement of Changes in Net Assets (continued)

Year ended December 31, 1999

	Janus				
	Growth	Aggressive Growth	Worldwide Growth	International Growth	Balanced
Increase (decrease) in net assets					
Operations					
Net investment income (loss)	$ (3,490)	$ 52,683	$ (23,850)	$ (11,525)	$ 82,752
Net realized gains (losses) on investments	248,417	1,836,755	147,241	179,464	250,656
Net unrealized gains (losses) on investments	758,550	757,939	1,825,033	1,137,882	756,689
Increase (decrease) in net assets from operations	1,003,477	2,647,377	1,948,424	1,305,821	1,090,097
Changes from principal transactions					
Net premiums	1,525,533	1,177,003	1,318,769	658,686	2,242,633
Cost of insurance and administrative expenses	(464,803)	(370,541)	(414,064)	(184,897)	(593,601)
Benefit payments	–	–	(447)	–	–
Surrenders and withdrawals	(25,257)	(43,008)	(19,306)	(6,069)	(13,837)
Net transfers among sub-accounts (including the loan account and the guaranteed interest account in the general account)	613,783	487,925	251,041	(37,815)	1,712,512
Other	53,770	88,867	82,161	38,178	48,251
Increase (decrease) from principal transactions	1,703,026	1,340,246	1,218,154	468,083	3,395,958
Total increase (decrease) in net assets	2,706,503	3,987,623	3,166,578	1,773,904	4,486,055
Net assets at beginning of year	1,300,331	1,130,769	2,157,172	1,066,779	2,183,508
Net assets at end of year	$4,006,834	$5,118,392	$5,323,750	$2,840,683	$6,669,563

See accompanying notes.

Southland Separate Account L1

Notes to Financial Statements

December 31, 2001

1. Organization

The Southland Separate Account L1 (the Separate Account) was established by resolution of the Board of Directors of Southland Life Insurance Company (the Company) on February 25, 1994. The Separate Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

The Separate Account supports the operations of the Future Dimensions Variable Universal Life, Survivor Dimensions Variable Universal Life and Market Dimensions Variable Universal Life policies ("Variable Universal Life policies") offered by the Company. Market Dimensions Variable Universal Life policies became effective in 2001 and are defined as Class B policies due to their mortality and expense charge structure. Future Dimensions Variable Universal Life and Survivor Dimensions Variable Universal Life policies are defined as Class A policies. The Separate Account may be used to support other variable life policies as they are offered by the Company. The assets of the Separate Account are the property of the Company. However, the portion of the Separate Account's assets attributable to the policies will not be used to satisfy liabilities arising out of any other operations of the Company.

As of December 31, 2001, the Separate Account consisted of 44 investment sub-accounts (collectively, "Funds") available to the policyholders, 35 of which invest in an independently managed mutual fund portfolio and nine of which invest in a mutual fund portfolio managed by an affiliate, either Directed Services, Inc. or ING Pilgrim Investments, LLC. The Funds are as follows:

Portfolio Managers/Portfolios (Funds)

Fred Alger Management, Inc. ("Alger"):
  American Small Capitalization
  American MidCap Growth
  American Growth
  American Leveraged AllCap

Notes to Financial Statements (continued)

1. Organization (continued)

Fidelity Management & Research Company ("Fidelity"):
    VIP II Asset Manager
    VIP II Asset Manager Service Class
    VIP Growth
    VIP Growth Service Class
    VIP Overseas
    VIP Overseas Service Class
    VIP Money Market
    VIP II Index 500
    VIP Equity-Income
    VIP Equity-Income Service Class
    VIP High Income
    VIP High Income Service Class
    VIP II Contrafund
    VIP II Contrafund Service Class
    VIP II Investment Grade Bond

INVESCO Funds Group, Inc. ("INVESCO"):
    VIF - Equity Income
    VIF - Utilities

Janus Aspen Series Funds ("Janus"):
    Growth
    Growth Service Shares
    Aggressive Growth
    Aggressive Growth Service Shares
    Worldwide Growth
    Worldwide Growth Service Shares
    International Growth
    International Growth Service Shares
    Balanced
    Balanced Service Shares

Financial
Statements

1. Organization (continued)

Directed Services, Inc./GCG Trust ("GCG"):
   MidCap Growth
   Liquid Asset
   Research
   Total Return
   Fully Managed

ING Pilgrim Investments, LLC ("Pilgrim"):
   VP Growth Opportunities
   VP MagnaCap
   VP Mid-Cap Opportunities
   VP SmallCap Opportunities

Putnam Investment Management, LLC ("Putnam"):
   Putnam VT New Opportunities Fund – Class 1B Shares
   Putnam VT Voyager Fund – Class 1B Shares
   Putnam VT Growth and Income Fund – Class 1B Shares
   Putnam VT Small Cap Value Fund – Class 1B Shares

Effective December 13, 2000, three new sub-accounts became available to the policyholders for investment in the following funds:

Directed Services, Inc./GCG Trust ("GCG"):
   MidCap Growth
   Research
   Total Return

Southland Separate Account L1

Notes to Financial Statements (continued)

1. Organization (continued)

During 2001, 25 new sub-accounts become available to the policyholders for investment in the following funds:

Fidelity Management & Research Company ("Fidelity"):
   VIP II Asset Manager Service Class
   VIP Growth Service Class
   VIP Overseas Service Class
   VIP Equity-Income Service Class
   VIP High Income Service Class
   VIP II Contrafund Service Class

Janus Aspen Series Funds ("Janus"):
   Growth Service Shares
   Aggressive Growth Service Shares
   Worldwide Growth Service Shares
   International Growth Service Shares
   Balanced Service Shares

Directed Services, Inc./GCG Trust ("GCG"):
   MidCap Growth
   Liquid Asset
   Research
   Total Return
   Fully Managed

ING Pilgrim Investments, LLC ("Pilgrim"):
   VP Growth Opportunities
   VP MagnaCap
   VP Mid-Cap Opportunities
   VP SmallCap Opportunities

Putnam Investment Management, LLC ("Putnam"):
   Putnam VT New Opportunities Fund – Class 1B Shares
   Putnam VT Voyager Fund – Class 1B Shares
   Putnam VT Growth and Income Fund – Class 1B Shares
   Putnam VT Small Cap Value Fund – Class 1B Shares

1. Organization (continued)

The Variable Universal Life Policies allow the policyholders to specify the allocation of their net premiums to the various funds. They can also transfer their account values among the funds. The Variable Universal Life Policies also provide the policyholders the option to allocate their net premiums, or to transfer their account values, to a Guaranteed Interest Account ("GIA") in the Company's general account. The GIA guarantees a rate of interest to the policyholder, and it is not variable in nature. Therefore, it is not included in the Separate Account financial statements.

2. Summary of Significant Accounting Policies

The accompanying financial statements of the Separate Account have been prepared on the basis of accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements along with the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting principles followed by the Separate Account and the methods of applying those principles are presented below or in the footnotes which follow:

Investment Valuation

The investments in shares of the funds are valued at the closing net asset value (fair value) per share as determined by the funds on the day of measurement.

Investment Transactions and Related Investment Income

The investments in shares of the funds are accounted for on the date the order to buy or sell is confirmed. Dividend income and distributions of capital gains are recorded on the ex-dividend date. Realized gains and losses from investment transactions are reported using the first-in, first-out ("FIFO") method of accounting for cost. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized gain or loss on investments.

Southland Separate Account L1

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation Period Deductions

For Future Dimensions and Survivor Dimensions policies (Class A policies), charges are made directly against the assets of the Separate Account sub-accounts, and are reflected daily in the computation of the unit values of the sub-accounts.

A daily deduction, at an annual rate of .90% of the daily asset value of the Separate Account sub-accounts, is charged to the Separate Account for mortality and expense risks assumed by the Company. Total mortality and expense charges for the years ended December 31, 2001, 2000 and 1999 were $627,231, $640,123, and $364,009, respectively.

For Market Dimensions policies (Class B policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

A monthly deduction, at a annual rate of .90%, .60% and .15% of the account value is charged during policy years 1 through 5, 6 through 10 and 11 and later, respectively. Total mortality and expense charges for the year ended December 31, 2001 were $17,904 and are included in the Statement of Changes in Net Assets as cost of insurance and administration charges.

Policyholder Reserves

Policyholder reserves are presented in the financial statements at the aggregate account values of the policyholders invested in the Separate Account sub-accounts. To the extent that benefits to be paid to the policyholders exceed their account values, the Company will contribute additional funds to the benefit proceeds.

3. Related Party Transactions

During the year ended December 31, 2001, management fees were paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to GCG Trust. The Fund's advisory agreement provided for a fee at an annual rate of .94% of the average net assets of the Fully Managed Portfolios, .54% of the average net assets of Liquid Assets Portfolios, and .88% of the average net assets of the Mid-Cap,

Financial Statements

Notes to Financial Statements (continued)

3. Related Party Transactions (continued)

Research and Total Return Portfolios. In addition, management fees were paid to ING Pilgrim Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to Pilgrim Variable Products Trust. The Fund's advisory agreement provides for a fee at an annual rate of .75% of the average net assets of the fund for all available Pilgrim funds.

4. Investments

Fund shares are purchased at net asset value with net premiums (premium payments, less sales and tax loads charged by the Company) and sub-account transfers.   Fund shares are redeemed at net asset value for the payment of benefits, for surrenders, for transfers to other sub-accounts, and for charges by the Company for certain cost of insurance and administrative charges. The cost of insurance and administrative charges for the years ended December 31, 2001, 2000 and 1999 were $11,469,560, $9,303,598, and $6,549,885, respectively. Dividends made by the funds are reinvested in the funds.

Notes to Financial Statements (continued)

4. Investments (continued)

For the year ended December 31, 2001, the cost of purchases (plus reinvested dividends) and sales of investments are as follows:

Fund	Beginning of Year	Purchases	Sales	End of Year
The Alger American Funds:				
American Small Capitalization	$ 2,900,799	$ 575,354	$ (389,326)	$3,086,827
American MidCap Growth	2,875,527	2,907,759	(954,010)	4,829,276
American Growth	6,048,491	1,799,541	(641,372)	7,206,660
American Leveraged AllCap	3,945,382	1,130,641	(305,745)	4,770,278
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	953,813	348,458	(324,045)	978,226
Asset Manager SC	–	28,303	(3,276)	25,027
VIP Growth	4,505,821	1,649,766	(515,791)	5,639,796
Growth SC	–	665,956	(194,649)	471,307
VIP Overseas	529,701	204,148	(77,970)	655,879
Overseas SC	–	3,477	(389)	3,088
VIP Money Market	3,005,956	4,316,025	(5,181,312)	2,140,669
VIP II Index 500	8,142,183	2,905,021	(820,067)	10,227,137
VIP Equity-Income	2,855,026	746,144	(177,829)	3,423,341
Equity Income SC	–	156,903	(2,683)	154,220
VIP High Income	1,063,973	518,934	(425,196)	1,157,711
High Income SC	–	20,657	(971)	19,686
VIP II Contrafund	6,692,723	1,131,807	(525,977)	7,298,553
Contrafund SC	–	255,139	(48,403)	206,736
VIP II Investment Grade Bond	1,022,972	706,422	(386,774)	1,342,620
INVESCO Variable Investment Funds, Inc.:				
Equity Income	1,369,285	465,626	(175,826)	1,659,085
Utilities	1,139,458	453,362	(64,926)	1,527,894
Janus Aspen Series Funds:				
Growth	6,073,198	1,485,783	(463,418)	7,095,563
Growth SS	–	842,440	(208,572)	633,868
Aggressive Growth	8,838,216	2,814,751	(2,197,857)	9,455,110
Aggressive Growth SS	–	90,055	(2,599)	87,456
Worldwide Growth	5,726,907	1,130,346	(472,521)	6,384,732
Worldwide Growth SS	–	146,003	(4,192)	141,811
International Growth	3,150,195	402,595	(317,748)	3,235,042
International Growth SS	–	25,210	(2,367)	22,843
Balanced	7,887,446	2,146,418	(2,119,652)	7,914,212
Balanced SS		368,640	(16,282)	352,358
Directed Services, Inc. (GCG):				
MidCap Growth	–	398,782	(89,987)	308,795
Liquid Asset	–	1,448,656	(966,647)	482,009
Research	–	54,613	(986)	53,627
Total Return	–	409,435	(205,954)	203,481
Fully Managed	–	419,209	(63,337)	355,872

Notes to Financial Statements (continued)

4. Investments (continued)

Fund	Beginning of Year	Purchases	Sales	End of Year
ING Pilgrim Investments, LLC:				
Growth Opportunities	–	40,095	(4,336)	35,759
MagnaCap Portfolio	–	15,930	(3,492)	12,438
Mid-Cap Opportunities	–	10,525	(2,331)	8,194
Small Cap Opportunities	–	119,737	(3,720)	116,017
Putnam Investment Management, LLC:				
New Opportunities	–	74,448	(3,640)	70,808
Voyager	–	100,909	(34,830)	66,079
Growth and Income	–	124,632	(39,544)	85,088
Small Cap Value	–	377,008	(73,475)	303,533
	$78,727,072	$34,035,663	$(18,514,024)	$94,248,711

Aggregate proceeds from sales of investments for the year ended December 31, 2001 were $16,498,560.

5. Other Policy Deductions

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the policyholders and for surrender charges and taxes from amounts paid to policyholders. Such deductions are taken after the redemption of sub-account units in the Separate Account and are not included in the Separate Account financial statements.

6. Policy Loans

The Variable Universal Life Policies allow the policyholders to borrow against their policies by using them as collateral for a loan. At the time of borrowing against the policies, an amount equal to the loan amount is transferred from the Separate Account sub-accounts to a loan Guaranteed Interest Account in the Company's general account to secure the loan. As payments are made on the policy loan, amounts are transferred back from the loan Guaranteed Interest Account to the Separate Account sub-accounts. Interest is credited to the balance in the loan guaranteed interest account at a fixed rate. The loan Guaranteed Interest Account is not variable in nature and is not included in these Separate Account statements.

7. Federal Income Taxes

The Separate Account is not taxed separately because the operations of the Separate Account are part of the total operations of the Company. The Company is taxed as a life insurance company under the Internal Revenue Code.   The Separate Account is not taxed as a "Regulated Investment Company" under subchapter "M" of the Internal Revenue Code.

Financial
Statements

8. Summary of Changes in Units

The following schedule summarizes the changes in sub-account units for the year ended December 31, 2001:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization:				
Class A	155,346.180	59,506.104	(19,157.499)	195,694.785
Class B	–	4,066.774	(129.554)	3,937.220
American MidCap Growth:				
Class A	138,613.408	57,985.834	(36,155.709)	160,443.533
Class B	–	60,174.037	(15,121.118)	45,052.919
American Growth:				
Class A	244,503.446	54,730.797	(24,687.856)	274,546.387
Class B	–	13,739.759	(1,105.228)	12,634.531
American Leveraged AllCap:				
Class A	137,135.605	38,110.977	(13,385.064)	161,861.518
Class B	–	26,733.109	(488.078)	26,245.031
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager :				
Class A	58,359.318	21,295.197	(18,671.002)	60,983.513
Class B	–	–	–	–
Asset Manager SC:				
Class A	–	105.570	–	105.570
Class B	–	2,836.287	(326.397)	2,509.890
VIP Growth:				
Class A	203,629.777	74,826.085	(25,973.435)	252,482.427
Class B	–	–	–	–
Growth SC:				
Class A	–	4,491.948	(45.535)	4,446.413
Class B	–	77,752.026	(22,090.759)	55,661.267
VIP Overseas:				
Class A	33,757.121	11,831.957	(5,180.636)	40,408.442
Class B	–	–	–	–
Overseas SC:				
Class A	–	110.313	(34.591)	75.722
Class B	–	319.818	(5.255)	314.563
VIP Money Market:				
Class A	247,767.120	342,124.900	(419,026.862)	170,865.158
Class B	–	–	–	–
VIP II Index 500:				
Class A	413,225.899	120,194.819	(41,800.538)	491,620.180
Class B	–	96,812.042	(20,810.794)	76,001.248
VIP Equity-Income				
Class A	179,290.646	35,196.824	(10,457.731)	204,029.739
Class B	–	–	–	–

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
Equity-Income SC:				
Class A	–	4,123.623	(125.484)	3,998.139
Class B	–	11,983.213	(195.583)	11,787.630
VIP High Income:				
Class A	87,083.379	44,220.095	(29,423.113)	101,880.361
Class B	–	–	–	–
High Income SC:				
Class A	–	75.854	(6.389)	69.465
Class B	–	2,421.226	(106.921)	2,314.305
VIP II Contrafund:				
Class A	336,032.976	54,688.637	(27,946.586)	362,775.027
Class B	–	–	–	–
Contrafund SC:				
Class A	–	9,653.722	(4,372.015)	5,281.707
Class B	–	17,928.260	(850.787)	17,077.473
VIP II Investment Grade Bond:				
Class A	82,503.771	43,579.234	(29,260.025)	96,822.980
Class B	–	7,363.887	(483.662)	6,880.225
INVESCO Variable Investment Funds, Inc.:				
Equity Income:				
Class A	84,138.226	21,403.141	(12,735.385)	92,805.982
Class B	–	13,442.589	(832.206)	12,610.383
Utilities:				
Class A	59,272.091	22,153.461	(3,946.342)	77,479.210
Class B	–	11,578.149	(563.129)	11,015.020
Janus Aspen Series Funds:				
Growth:				
Class A	271,494.885	86,446.187	(25,640.675)	332,300.397
Class B	–	–	–	–
Growth SS:				
Class A	–	10,178.999	(315.404)	9,863.595
Class B	–	124,773.599	(29,266.698)	95,506.901
Aggressive Growth:				
Class A	253,631.227	170,146.343	(61,465.205)	362,312.365
Class B	–	–	–	–
Aggressive Growth SS:				
Class A	–	1,922.549	(201.420)	1,721.129
Class B	–	18,428.874	(378.855)	18,050.019
Worldwide Growth:				
Class A	272,009.288	60,288.326	(28,656.631)	303,640.983
Class B	–	–	–	–
Worldwide Growth SS:				
Class A	–	252.300	(4.254)	248.046
Class B	–	20,603.802	(542.495)	20,061.307
International Growth:				
Class A	139,976.091	21,534.940	(20,400.506)	141,110.525
Class B	–	–	–	–

Financial Statements

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
International Growth SS:				
Class A	–	176.264	(55.267)	120.997
Class B	–	3,551.088	(245.620)	3,305.468
Balanced:				
Class A	377,836.218	101,492.664	(105,097.204)	374,231.678
Class B	–	–	–	–
Balanced SS:				
Class A	–	1,597.386	(188.387)	1,408.999
Class B	–	36,420.482	(1,568.697)	34,851.785
Directed Services, Inc. (GCG):				
MidCap Growth:				
Class A	–	30,236.806	(9,310.775)	20,926.031
Class B	–	10,513.237	(181.177)	10,332.060
Liquid Asset:				
Class A	–	3,404.703	(2,079.287)	1,325.416
Class B	–	127,482.935	(85,873.862)	41,609.073
Research:				
Class A	–	1,376.178	(78.993)	1,297.185
Class B	–	4,748.812	(62.266)	4,686.546
Total Return:				
Class A	–	30,456.024	(19,964.958)	10,491.066
Class B	–	7,239.877	(52.060)	7,187.817
Fully Managed:				
Class A	–	32,411.023	(6,207.764)	26,203.259
Class B	–	7,226.542	(170.584)	7,055.958
Pilgrim:				
Growth Opportunities:				
Class A	–	100.182	(97.197)	2.985
Class B	–	5,056.623	(356.158)	4,700.465
MagnaCap Portfolio:				
Class A	–	93.877	(13.563)	80.314
Class B	–	1,563.367	(358.537)	1,204.830
Mid-Cap Opportunities:				
Class A	–	339.829	(198.976)	140.853
Class B	–	771.813	(18.949)	752.864
Small Cap Opportunities:				
Class A	–	2,241.112	(202.433)	2,038.679
Class B	–	9,250.866	(188.734)	9,062.132
Putnam:				
New Opportunities:				
Class A	–	5,336.226	(277.123)	5,059.103
Class B	–	1,543.180	(84.100)	1,459.080
Voyager:				
Class A	–	7,438.752	(3,652.284)	3,786.468
Class B	–	3,274.087	(102.481)	3,171.606
Growth and Income:				
Class A	–	10,142.187	(3,648.362)	6,493.825
Class B	–	2,660.485	(346.880)	2,313.605
Small Cap Value:				
Class A	–	33,103.348	(6,649.907)	26,453.441
Class B	–	2,233.224	(93.092)	2,140.132

Notes to Financial Statements (continued)

8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in sub-account units for the year ended December 31, 2000:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization	110,112.068	56,686.748	(11,452.636)	155,346.180
American MidCap Growth	94,491.630	65,417.252	(21,295.474)	138,613.408
American Growth	180,584.939	86,838.830	(22,920.323)	244,503.446
American Leveraged AllCap	89,361.549	55,509.464	(7,735.408)	137,135.605
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	56,593.361	27,027.075	(25,261.118)	58,359.318
VIP Growth	130,727.111	89,713.903	(16,811.237)	203,629.777
VIP Overseas	26,346.246	9,231.107	(1,820.232)	33,757.121
VIP Money Market	437,725.752	959,147.471	(1,149,106.103)	247,767.120
VIP II Index 500	306,237.103	207,913.343	(100,924.547)	413,225.899
VIP Equity-Income	160,901.817	50,207.226	(31,818.397)	179,290.646
VIP High Income	86,751.174	24,279.682	(23,947.477)	87,083.379
VIP II Contrafund	286,899.898	75,613.961	(26,480.883)	336,032.976
VIP II Investment Grade Bond	62,273.753	30,018.154	(9,788.136)	82,503.771
INVESCO Variable Investment Funds, Inc.:				
Equity Income	74,079.617	26,757.908	(16,699.299)	84,138.226
Utilities	41,629.587	24,795.041	(7,152.537)	59,272.091
Janus Aspen Series Funds:				
Growth	168,076.782	122,564.456	(19,146.353)	271,494.885
Aggressive Growth	159,640.347	230,102.924	(136,112.044)	253,631.227
Worldwide Growth	201,891.184	81,416.500	(11,298.396)	272,009.288
International Growth	108,181.477	74,929.443	(43,134.829)	139,976.091
Balanced	320,650.834	111,492.984	(54,307.600)	377,836.218
Directed Services, Inc. (GCG):				
MidCap Growth	–	–	–	–
Research	–	–	–	–
Total Return	–	–	–	–

8. Summary of Changes in Units (continued)

The following schedule summarizes the changes in sub-account units for the year ended December 31, 1999:

Sub-Account	Outstanding at Beginning of Year	Increase for Payments Received	(Decrease) for Withdrawals and Other Deductions	Outstanding at End of Year
The Alger American Funds:				
American Small Capitalization	71,702.588	57,637.460	(19,227.980)	110,112.068
American MidCap Growth	61,552.437	53,663.692	(20,724.499)	94,491.630
American Growth	96,519.612	153,296.175	(69,230.848)	180,584.939
American Leveraged AllCap	39,281.333	78,180.937	(28,100.721)	89,361.549
Fidelity Variable Insurance Products (VIP & VIP II) Funds:				
VIP II Asset Manager	35,040.789	48,638.027	(27,085.455)	56,593.361
VIP Growth	67,213.256	78,969.425	(15,455.570)	130,727.111
VIP Overseas	15,284.198	18,894.457	(7,832.409)	26,346.246
VIP Money Market	194,464.915	1,713,763.106	(1,470,502.269)	437,725.752
VIP II Index 500	159,598.401	175,786.128	(29,147.426)	306,237.103
VIP Equity-Income	100,106.288	83,760.337	(22,964.808)	160,901.817
VIP High Income	55,875.183	51,760.130	(20,884.139)	86,751.174
VIP II Contrafund	157,136.563	170,176.289	(40,412.954)	286,899.898
VIP II Investment Grade Bond	34,341.076	48,202.344	(20,269.667)	62,273.753
INVESCO Variable Investment Funds, Inc.:				
Equity Income	49,352.422	39,623.897	(14,896.702)	74,079.617
Utilities	11,674.130	35,720.305	(5,764.848)	41,629.587
Janus Aspen Series Funds:				
Growth	77,638.452	139,848.728	(49,410.398)	168,076.782
Aggressive Growth	78,750.742	242,015.598	(161,125.993)	159,640.347
Worldwide Growth	133,217.360	99,139.359	(30,465.535)	201,891.184
International Growth	73,359.684	69,642.489	(34,820.696)	108,181.477
Balanced	131,276.187	258,472.945	(69,098.298)	320,650.834

Notes to Financial Statements (continued)

9. Financial Highlights

The following schedule summarizes expense ratios, excluding expenses of underlying funds and total return for the year ended December 31, 2001.

		At December 31,		For the Year Ended December 31,		
Division	Units (000s)	Unit Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
The Alger American Funds: American Small Capitalization						
2001	200	$6.80 to $8.88	$1,765	0.05%	0% to .90%	(29.86)%
2000	*	$12.66	*	*	*	*
American MidCap Growth						
2001	205	12.55 to 19.76	3,736	39.21%	0% to .90%	(7.40)%
2000	*	21.34	*	*	*	*
American Growth						
2001	287	8.96 to 18.57	5,212	12.78%	0% to .90%	(12.57)%
2000	*	21.24	*	*	*	*
American Leveraged AllCap						
2001	188	9.45 to 20.71	3,600	3.45%	0% to .90%	(16.56)%
2000	*	24.82	*	*	*	*
Fidelity Variable Insurance Products (VIP & VIP II) Funds: VIP II Asset Manager						
2001	61	14.41	879	5.51%	0.90%	(4.76)%
2000	*	15.13	*	*	*	*
Asset Manager SC						
2001	3	9.40 to 9.90	26	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP Growth						
2001	252	16.99	4,289	6.75%	0.90%	(18.36)%
2000	*	20.81	*	*	*	*
Growth SC						
2001	60	8.15 to 8.53	511	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP Overseas						
2001	40	11.50	464	12.66%	0.90%	(21.72)%
2000	*	14.69	*	*	0	*

Financial Statements

9. Financial Highlights (continued)

		At December 31,		For the Year Ended December 31,		
Division	**Units (000s)**	**Unit Value Lowest to Highest**	**Net Assets (000s)**	**Investment Income Ratio**	**Expense Ratio Lowest to Highest**	**Total Return Lowest to Highest**
Overseas SC						
2001	-	7.63 to 7.80	3	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP Money Market						
2001	171	12.48	2,133	-	0.90%	3.14%
2000	*	12.10	*	*	*	*
VIP II Index 500						
2001	568	8.85 to 16.93	8,996	1.06%	0% to .90%	(12.82)%
2000	*	19.42	*	*	*	*
VIP Equity-Income						
2001	204	15.99	3,262	6.13%	0.90%	(5.66)%
2000	*	16.95	*	*	*	*
Equity Income SC						
2001	16	9.41 to 9.61	151	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP High Income						
2001	102	8.19	834	13.04%	0.90%	(11.94)%
2000	*	9.30	*	*	*	*
High Income SC						
2001	2	8.18 to 8.73	20	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP II Contrafund						
2001	363	17.19	6,234	3.50%	0.90%	(12.87)%
2000	*	19.73	*	*	*	*
Contrafund SC						
2001	22	8.68 to 9.57	209	-	0% to .90%	-
2000	*	*	*	*	*	*
VIP II Investment Grade Bond						
2001	104	10.59 to 13.90	1,419	5.02%	0% to .90%	7.67%
2000	*	12.91	*	*	*	*

Notes to Financial Statements (continued)

9. Financial Highlights (continued)

	At December 31,			For the Year Ended December 31,		
Division	Units (000s)	Unit Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
INVESCO Variable Investment Funds, Inc.:						
Equity Income						
2001	105	9.82 to 15.48	1,560	1.52%	0% to .90%	(9.79)%
2000	*	17.16	*	*	*	*
Utilities						
2001	88	7.05 to 13.29	1,108	1.04%	0% to .90%	(32.84)%
2000	*	19.79	*	*	*	*
Janus Aspen Series Funds:						
Growth						
2001	332	15.21	5,053	0.26%	0.90%	(25.04)%
2000	*	20.29	*	*	*	*
Growth SS						
2001	105	6.23 to 7.44	669	-	0% to .90%	-
2000	*	*	*	*	*	*
Aggressive Growth						
2001	362	13.23	4,795	-	0.90%	(39.70)%
2000	*	21.94	*	*	*	*
Aggressive Growth SS						
2001	20	4.15 to 5.99	86	-	0% to .90%	-
2000	*	*	*	*	*	*
Worldwide Growth						
2001	304	17.16	5,212	0.50%	0.90%	(22.91)%
2000	*	22.26	*	*	*	*
Worldwide Growth SS						
2001	20	6.74 to 7.67	137	-	0% to .90%	-
2000	*	*	*	*	*	*
International Growth						
2001	141	16.81	2,371	1.04%	0.90%	(23.76)%
2000	*	22.05	*	*	*	*
International Growth SS						
2001	3	6.67 to 7.59	23	-	0% to .90%	-
2000	*	*	*	*	*	*

Financial Statements

Notes to Financial Statements (continued)

9. Financial Highlights (continued)

		At December 31,		For the Year Ended December 31,		
Division	Units (000s)	Unit Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
Balanced						
2001	374	19.25	7,205	2.59%	0.90%	(5.22)%
2000	*	20.31	*	*	*	*
Balanced SS						
2001	36	9.42 to 9.73	352	-	0% to .90%	-
2000	*	*	*	*	*	*
Directed Services, Inc. (GCG):						
MidCap Growth						
2001	31	7.78 to 13.04	298	1.27%	0% to .90%	-
2000	*	*	*	*	*	*
Liquid Asset						
2001	43	10.29 to 11.25	482	2.82%	0% to .90%	-
2000	*	*	*	*	*	*
Research						
2001	6	7.72 to 8.77	51	7.19%	0% to .90%	-
2000	*	*	*	*	*	*
Total Return						
2001	18	10.28 to 11.65	192	9.33%	0% to .90%	-
2000	*	*	*	*	*	*
Fully Managed						
2001	33	10.59 to 10.66	353	12.99%	0% to .90%	-
2000	*	*	*	*	*	*

Southland Separate Account L1

Notes to Financial Statements (continued)

9. Financial Highlights (continued)

		At December 31,		For the Year Ended December 31,		
Division	Units (000s)	Unit Value Lowest to Highest	Net Assets (000s)	Investment Income Ratio	Expense Ratio Lowest to Highest	Total Return Lowest to Highest
ING Pilgrim Investments, LLC:						
Growth Opportunities						
2001	5	8.63 to 8.68	41	-	0% to .90%	-
2000	*	*	*	*	*	*
MagnaCap Portfolio						
2001	1	9.73 to 9.80	13	1.15%	0% to .90%	-
2000	*	*	*	*	*	*
Mid-Cap Opportunities						
2001	1	9.12 to 9.18	8	-	0% to .90%	-
2000	*	*	*	*	*	*
Small Cap Opportunities						
2001	11	9.68 to 9.74	108	0.36%	0% to .90%	-
2000	*	*	*	*	*	*
Putnam Investment Management, LLC:						
New Opportunities						
2001	7	9.55 to 9.61	62	-	0% to .90%	-
2000	*	*	*	*	*	*
Voyager						
2001	7	9.57 to 9.61	67	-	0% to .90%	-
2000	*	*	*	*	*	*
Growth and Income						
2001	9	9.85 to 9.89	87	-	0% to .90%	-
2000	*	*	*	*	*	*
Small Cap Value						
2001	29	11.58 to 11.66	331	-	0% to .90%	-
2000	*	*	*	*	*	*

* Not applicable

Financial Statements

Market Dimensions   165

APPENDIX A

Factors for the
Guideline Premium/Cash Value Corridor Test
For a Life Insurance Policy

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0	2.50	25	2.50	50	1.85	75	1.05
1	2.50	26	2.50	51	1.78	76	1.05
2	2.50	27	2.50	52	1.71	77	1.05
3	2.50	28	2.50	53	1.64	78	1.05
4	2.50	29	2.50	54	1.57	79	1.05
5	2.50	30	2.50	55	1.50	80	1.05
6	2.50	31	2.50	56	1.46	81	1.05
7	2.50	32	2.50	57	1.42	82	1.05
8	2.50	33	2.50	58	1.38	83	1.05
9	2.50	34	2.50	59	1.34	84	1.05
10	2.50	35	2.50	60	1.30	85	1.05
11	2.50	36	2.50	61	1.28	86	1.05
12	2.50	37	2.50	62	1.26	87	1.05
13	2.50	38	2.50	63	1.24	88	1.05
14	2.50	39	2.50	64	1.22	89	1.05
15	2.50	40	2.50	65	1.20	90	1.05
16	2.50	41	2.43	66	1.19	91	1.04
17	2.50	42	2.36	67	1.18	92	1.03
18	2.50	43	2.29	68	1.17	93	1.02
19	2.50	44	2.22	69	1.16	94	1.01
20	2.50	45	2.15	70	1.15	95	1.00
21	2.50	46	2.09	71	1.13	96	1.00
22	2.50	47	2.03	72	1.11	97	1.00
23	2.50	48	1.97	73	1.09	98	1.00
24	2.50	49	1.91	74	1.07	99	1.00
						100	1.00

THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

APPENDIX B

Performance Information

The following hypothetical performance demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the portfolio's management fees and other operating expenses and reflect waived or reimbursed fees and expenses, but do not reflect the policy level or separate account asset based charges and deductions, which if reflected, would result in lower total return figures than those shown. Waived or reimbursed portfolio fees and expenses are voluntary; there is no guarantee that these arrangements will continue.

The performance is based on the payment of a $4,500 annual premium, received at the beginning of each year, for a hypothetical policy with a $250,000 face amount, death benefit option A, issued to a preferred, tobacco non-user male, age 45. In each case, it is assumed that all premium is allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender value, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, and each portfolio's charges and expenses. ***See Charges and Deductions, page 49.***

Past performance is no indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.

Appendix B

HYPOTHETICAL ILLUSTRATIONS

Tobacco Non-user Male Age 45   Guideline Premium Test
Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Alger American Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	12.38%	0	3,968	250,000
12/31/93	22.47%	4,954	9,104	250,000
12/31/94	1.45%	8,436	12,586	250,000
12/31/95	36.37%	17,541	21,691	250,000
12/31/96	13.35%	23,995	28,145	250,000
12/31/97	25.75%	35,237	39,387	250,000
12/31/98	48.07%	58,836	62,986	250,000
12/31/99	33.74%	84,102	88,252	250,000
12/31/00	-14.78%	73,303	77,453	250,000
12/31/01	-11.81%	67,113	70,572	250,000

Alger American Leveraged AllCap Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	12.04%	0	3,955	250,000
12/31/97	19.68%	4,723	8,873	250,000
12/31/98	57.83%	15,291	19,441	250,000
12/31/99	78.06%	36,451	40,601	250,000
12/31/00	-24.83%	28,509	32,659	250,000
12/31/01	-15.93%	25,810	29,960	250,000

Alger American MidCap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	-1.54%	0	3,439	250,000
12/31/95	44.45%	5,894	10,044	250,000
12/31/96	11.90%	10,818	14,968	250,000
12/31/97	15.01%	16,798	20,948	250,000
12/31/98	30.30%	27,310	31,460	250,000
12/31/99	31.85%	41,534	45,684	250,000
12/31/00	9.18%	49,009	53,159	250,000
12/31/01	-6.52%	48,184	52,334	250,000

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45　　　　　　　　　　　　　　Guideline Premium Test
Preferred Risk Class　　　　　　　　　　　　　　　　　　Death Benefit Option A
Stated Death Benefit $250,000　　　　　　　　　　　　　Annual Premium $4,500

Alger American Small Capitalization Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	3.55%	0	3,632	250,000
12/31/93	13.28%	3,866	8,016	250,000
12/31/94	-4.38%	6,658	10,808	250,000
12/31/95	44.31%	16,279	20,429	250,000
12/31/96	4.18%	20,374	24,524	250,000
12/31/97	11.39%	26,657	30,807	250,000
12/31/98	15.53%	34,975	39,125	250,000
12/31/99	43.42%	56,361	60,511	250,000
12/31/00	-27.20%	41,754	45,904	250,000
12/31/01	-29.51%	30,592	34,051	250,000

Fidelity VIP *Asset Manager* SM Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	14.82%	0	4,061	250,000
12/31/99	11.01%	4,172	8,322	250,000
12/31/00	-4.06%	6,987	11,137	250,000
12/31/01	-4.24%	9,577	13,727	250,000

Fidelity VIP *Contrafund* ® Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	29.94%	488	4,638	250,000
12/31/99	24.15%	5,911	10,061	250,000
12/31/00	-6.71%	8,282	12,432	250,000
12/31/01	-12.36%	9,508	13,658	250,000

Fidelity VIP Equity-Income Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	11.54%	0	3,936	250,000
12/31/99	6.25%	3,668	7,818	250,000
12/31/00	8.30%	7,928	12,078	250,000
12/31/01	-5.09%	10,339	14,489	250,000

Fidelity VIP Growth Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	39.38%	850	5,000	250,000
12/31/99	37.29%	7,507	11,657	250,000
12/31/00	-11.05%	9,098	13,248	250,000
12/31/01	-17.74%	9,314	13,464	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45   Guideline Premium Test
Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

Fidelity VIP High Income Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-4.34%	0	3,332	250,000
12/31/99	8.08%	3,160	7,310	250,000
12/31/00	-22.68%	3,981	8,131	250,000
12/31/01	-11.90%	5,814	9,964	250,000

Fidelity VIP Index 500 Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/93	9.74%	0	3,867	250,000
12/31/94	1.04%	3,199	7,349	250,000
12/31/95	37.19%	10,616	14,766	250,000
12/31/96	22.71%	17,983	22,133	250,000
12/31/97	32.82%	29,493	33,643	250,000
12/31/98	28.31%	43,088	47,238	250,000
12/31/99	20.51%	56,451	60,601	250,000
12/31/00	-9.30%	53,352	57,502	250,000
12/31/01	-12.09%	48,758	52,908	250,000

Fidelity VIP Investment Grade Bond

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	6.65%	0	3,750	250,000
12/31/93	10.96%	3,825	7,975	250,000
12/31/94	-3.76%	6,691	10,841	250,000
12/31/95	17.32%	12,414	16,564	250,000
12/31/96	3.19%	16,170	20,320	250,000
12/31/97	9.06%	21,428	25,578	250,000
12/31/98	8.85%	27,000	31,150	250,000
12/31/99	-1.05%	29,531	33,681	250,000
12/31/00	11.22%	36,482	40,632	250,000
12/31/01	8.46%	43,567	47,025	250,000

Fidelity VIP Overseas Portfolio Service Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	12.69%	0	3,980	250,000
12/31/99	42.44%	6,515	10,665	250,000
12/31/00	-19.18%	7,059	11,209	250,000
12/31/01	-21.27%	7,124	11,274	250,000

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45
Preferred Risk Class
Stated Death Benefit $250,000

Guideline Premium Test
Death Benefit Option A
Annual Premium $4,500

The GCG Trust Fully Managed Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	6.23%	0	3,734	250,000
12/31/93	7.59%	3,555	7,705	250,000
12/31/94	-7.27%	6,034	10,184	250,000
12/31/95	20.80%	12,129	16,279	250,000
12/31/96	16.36%	18,491	22,641	250,000
12/31/97	15.27%	25,582	29,732	250,000
12/31/98	5.89%	30,529	34,679	250,000
12/31/99	6.92%	36,058	40,208	250,000
12/31/00	21.97%	48,427	52,577	250,000
12/31/01	9.92%	57,335	60,794	250,000

The GCG Trust Limited Maturity Bond Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	4.84%	0	3,681	250,000
12/31/93	6.20%	3,395	7,545	250,000
12/31/94	-1.19%	6,569	10,719	250,000
12/31/95	11.72%	11,467	15,617	250,000
12/31/96	4.32%	15,415	19,565	250,000
12/31/97	6.67%	20,053	24,203	250,000
12/31/98	6.86%	24,954	29,104	250,000
12/31/99	1.13%	28,219	32,369	250,000
12/31/00	7.73%	33,775	37,925	250,000
12/31/01	8.84%	40,789	44,248	250,000

The GCG Trust Liquid Asset Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/92	3.13%	0	3,616	250,000
12/31/93	2.64%	3,065	7,215	250,000
12/31/94	3.89%	6,797	10,947	250,000
12/31/95	5.51%	10,816	14,966	250,000
12/31/96	5.01%	14,868	19,018	250,000
12/31/97	5.07%	19,108	23,258	250,000
12/31/98	5.13%	23,483	27,633	250,000
12/31/99	4.74%	27,857	32,007	250,000
12/31/00	6.05%	32,789	36,939	250,000
12/31/01	3.85%	37,706	41,164	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45   Guideline Premium Test
Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

The GCG Trust Mid-Cap Growth Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	79.05%	2,374	6,524	250,000
12/31/00	8.18%	6,598	10,748	250,000
12/31/01	-23.62%	6,488	10,638	250,000

The GCG Trust Research Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	24.23%	270	4,420	250,000
12/31/00	-4.54%	3,299	7,449	250,000
12/31/01	-21.46%	4,223	8,373	250,000

The GCG Trust Total Return Portfolio

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	3.38%	0	3,626	250,000
12/31/00	16.50%	4,096	8,246	250,000
12/31/01	0.49%	7,457	11,607	250,000

ING Partners, Inc. ING UBS Tactical Asset Allocation Portfolio – I Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

ING Partners, Inc. ING Van Kampen Comstock Portfolio – I Class

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit

This fund is too new for experience to be shown

ING Income Shares ING VP Bond Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	10.94%	0	3,913	250,000
12/31/96	1.30%	3,265	7,415	250,000
12/31/97	8.30%	7,494	11,644	250,000
12/31/98	8.14%	11,948	16,098	250,000
12/31/99	-0.74%	14,920	19,070	250,000
12/31/00	9.64%	20,198	24,348	250,000
12/31/01	8.75%	25,636	29,786	250,000

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45   Guideline Premium Test
Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

ING Variable Portfolios, Inc. ING VP Index Plus Large Cap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/97	33.89%	639	4,789	250,000
12/31/98	31.60%	6,734	10,884	250,000
12/31/99	24.30%	13,557	17,707	250,000
12/31/00	-9.41%	14,731	18,881	250,000
12/31/01	-13.62%	14,781	18,931	250,000

ING Variable Portfolios, Inc. ING VP Index Plus Mid Cap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	24.30%	273	4,423	250,000
12/31/99	15.81%	4,963	9,113	250,000
12/31/00	19.91%	10,807	14,957	250,000
12/31/01	-1.32%	13,755	17,905	250,000

ING Variable Portfolios, Inc. ING VP Index Plus Small Cap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/98	-1.35%	0	3,446	250,000
12/31/99	10.79%	3,477	7,627	250,000
12/31/00	9.82%	7,894	12,044	250,000
12/31/01	2.41%	11,481	15,631	250,000

ING Variable Products Trust ING VP Growth Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-38.57%	0	2,042	250,000

ING Variable Products Trust ING VP MagnaCap Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-10.44%	0	3,101	250,000

ING Variable Products Trust ING VP MidCap Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-32.92%	0	2,254	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Market Dimensions   173

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45   Guideline Premium Test
Preferred Risk Class   Death Benefit Option A
Stated Death Benefit $250,000   Annual Premium $4,500

ING Variable Products Trust ING VP SmallCap Opportunities Portfolio – Class R Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	21.39%	162	4,312	250,000
12/31/96	13.61%	4,658	8,808	250,000
12/31/97	15.81%	9,931	14,081	250,000
12/31/98	17.30%	16,189	20,339	250,000
12/31/99	141.03%	53,042	57,192	250,000
12/31/00	1.09%	56,715	60,865	250,000
12/31/01	-29.15%	40,909	45,059	250,000

INVESCO VIF-Core Equity Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	29.25%	462	4,612	250,000
12/31/96	22.28%	5,722	9,872	250,000
12/31/97	28.17%	12,831	16,981	250,000
12/31/98	15.30%	19,160	23,310	250,000
12/31/99	14.84%	26,219	30,369	250,000
12/31/00	4.87%	30,942	35,092	250,000
12/31/01	-8.97%	30,460	34,610	250,000

INVESCO VIF-Utilities Fund

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	9.08%	0	3,842	250,000
12/31/96	12.76%	4,063	8,213	250,000
12/31/97	23.41%	10,151	14,301	250,000
12/31/98	25.48%	17,913	22,063	250,000
12/31/99	19.13%	25,894	30,044	250,000
12/31/00	5.28%	30,739	34,889	250,000
12/31/01	-32.41%	21,289	25,439	250,000

Janus Aspen Aggressive Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	16.19%	0	4,113	250,000
12/31/95	27.28%	5,509	9,659	250,000
12/31/96	7.33%	9,780	13,930	250,000
12/31/97	12.29%	15,134	19,284	250,000
12/31/98	33.33%	25,847	29,997	250,000
12/31/99	1.22%	29,329	33,479	250,000
12/31/00	-31.78%	20,570	24,720	250,000
12/31/01	-39.59%	12,333	16,483	250,000

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

HYPOTHETICAL ILLUSTRATIONS (continued)

Tobacco Non-user Male Age 45 — Guideline Premium Test
Preferred Risk Class — Death Benefit Option A
Stated Death Benefit $250,000 — Annual Premium $4,500

Janus Aspen Balanced Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	0.84%	0	3,529	250,000
12/31/95	24.79%	4,589	8,739	250,000
12/31/96	15.94%	9,868	14,018	250,000
12/31/97	21.68%	16,888	21,038	250,000
12/31/98	34.03%	28,345	32,495	250,000
12/31/99	26.03%	40,796	44,946	250,000
12/31/00	-1.37%	43,095	47,245	250,000
12/31/01	-4.90%	43,484	47,634	250,000

Janus Aspen Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	2.58%	0	3,595	250,000
12/31/95	29.92%	5,048	9,198	250,000
12/31/96	17.73%	10,628	14,778	250,000
12/31/97	21.84%	17,837	21,987	250,000
12/31/98	34.71%	29,784	33,934	250,000
12/31/99	42.50%	48,785	52,935	250,000
12/31/00	-14.75%	43,415	47,565	250,000
12/31/01	-24.90%	33,594	37,744	250,000

Janus Aspen International Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/95	23.15%	229	4,379	250,000
12/31/96	34.07%	6,398	10,548	250,000
12/31/97	17.22%	12,134	16,284	250,000
12/31/98	16.14%	18,529	22,679	250,000
12/31/99	78.93%	42,321	46,471	250,000
12/31/00	-16.14%	37,292	41,442	250,000
12/31/01	-23.43%	29,739	33,889	250,000

Janus Aspen Worldwide Growth Portfolio Service Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/94	1.47%	0	3,553	250,000
12/31/95	27.25%	4,799	8,949	250,000
12/31/96	28.21%	11,660	15,810	250,000
12/31/97	20.90%	18,905	23,055	250,000
12/31/98	27.13%	29,198	33,348	250,000
12/31/99	62.98%	55,519	59,669	250,000
12/31/00	-15.99%	48,363	52,513	250,000
12/31/01	-22.62%	38,579	42,729	250,000

Appendix B

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.

Tobacco Non-user Male Age 45	Guideline Premium Test
Preferred Risk Class	Death Benefit Option A
Stated Death Benefit $250,000	Annual Premium $4,500

Pioneer Mid Cap Value VCT Portfolio – Class I Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/96	15.03%	0	4,069	250,000
12/31/97	24.69%	5,251	9,401	250,000
12/31/98	-4.02%	8,021	12,171	250,000
12/31/99	13.13%	13,303	17,453	250,000
12/31/00	18.00%	20,195	24,345	250,000
12/31/01	6.49%	25,090	29,240	250,000

Pioneer Small Cap Value VCT Portfolio – Class I Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/01	-31.68%	0	2,301	250,000

Putnam VT Growth and Income Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	-1.47%	0	3,441	250,000
12/31/00	7.92%	3,266	7,416	250,000
12/31/01	-6.39%	5,865	10,015	250,000

Putnam VT New Opportunities Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	69.10%	1,991	6,141	250,000
12/31/00	-26.20%	2,800	6,950	250,000
12/31/01	-30.14%	2,914	7,064	250,000

Putnam VT Small Cap Value Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/00	24.44%	278	4,428	250,000
12/31/01	18.13%	5,159	9,309	250,000

Putnam VT Voyager Fund – Class IB Shares

Year Ended:	Annual Total Return*	Cash Surrender Value	Account Value	Death Benefit
12/31/99	58.01%	1,564	5,714	250,000
12/31/00	-16.54%	3,396	7,546	250,000
12/31/01	-22.41%	4,192	8,342	250,000

The assumptions underlying these values are described in Performance Information, page 167.

* These annual total return figures reflect the portfolio's management fees and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions which, if reflected, would result in lower total return figures than those shown.